OLD MUTUAL®

Funds I

Old Mutual Funds I

SEMI-ANNUAL REPORT

January 31, 2008

Old Mutual Asset Allocation Conservative Portfolio
Old Mutual Asset Allocation Balanced Portfolio
Old Mutual Asset Allocation Moderate Growth Portfolio
Old Mutual Asset Allocation Growth Portfolio

TABLE OF CONTENTS

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ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge applied to the extent applicable. The Funds each offer Class A, Class C, Class Z and Institutional Class shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of January 31, 2008, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of January 31, 2008 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. Investments in foreign securities may entail unique risks, including political, market and currency risks. Investing in fixed income securities involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. High-yield bonds involve a greater risk of default and price volatility than U.S. Government and other higher-quality bonds. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Lehman Brothers U.S. Aggregate Index

The unmanaged Lehman Brothers U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

Russell 3000® Growth Index

Measures the performance of those Russell 3000 Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000 Growth or the Russell 2000 Growth Indexes.

Russell 3000® Value Index

Measures the performance of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000 Value or the Russell 2000 Value Indexes.

Standard & Poor's SuperComposite 1500 Index

The unmanaged Standard & Poor's SuperComposite 1500 ("S&P 1500") Index is a broad-based, capitalization-weighted index comprising 1,500 stocks of large-cap, mid-cap and small-cap U.S. companies.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index of large-cap common stocks considered representative of the broad market.

Index returns and statistical data included in this report are provided by Bloomberg, FactSet and Lehman Brothers.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am pleased to share this review of the semi-annual period ended January 31, 2008 with you. Overall, the market lost ground during the period. Investors saw the S&P 500 Index return (4.32)% and the broad-market Russell 3000® Growth and Russell 3000® Value Indexes posted returns of (3.41)% and (5.70)%, respectively. In short, there was much uncertainty throughout the period and market volatility was widespread.

Culprits of volatility included a downturn in the housing market, a sub-prime lending crisis and ensuing credit crunch, inflationary fears, rising commodity prices, slowing US economic growth, a falling dollar and geopolitical tensions. Adding to the malaise, energy prices achieved new highs during the period with oil prices reaching $100 per barrel for the first time and gold prices surged as investors sought to hedge exposure to increasing inflation and a possible global economic slowdown. In mid-September the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets and helping homeowners. Market sentiment was mixed as to whether the credit and housing turmoil might foreshadow an impending economic slowdown. Despite these macroeconomic warning signs, investors took heart in the fact that global growth continued to march forward, incomes continued to rise, employment figures remained strong, exports gained ground, overseas demand remained strong and mortgage rates were at historically low levels. These constructive indicators offered hope and many market pundits remained positive in their overall investment outlook noting that, as easier monetary policy works its way through the system, corporate profits may rebound sooner than anticipated.

Against this backdrop, the Old Mutual Asset Allocation Portfolios produced results that were generally in-line with the returns of their respective benchmarks. For more complete information, please refer to the subsequent pages, which discuss each Portfolio's activities and returns in great detail.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian Sluyters
President
Old Mutual Funds I

OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO

MANAGEMENT OVERVIEW

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Performance Highlights

- *For the six-month period ended January 31, 2008, the Old Mutual Asset Allocation Conservative Portfolio's Class A shares gained 1.92% at net asset value, while the S&P 1500 Index returned (4.55)% and the Lehman Brothers U.S. Aggregate Index returned 6.82%.*

- *From a sector perspective, materials and utilities contributed positively to performance, while consumer staples detracted marginally.*

- *Industrials, financials and telecommunication services were among the sectors that detracted most from performance during the period.*

- *Monsanto, Dominion Mining and E.ON were among the best performing stock holdings during the period, while NII Holdings, Maxim Integrated Products and SLM were among the top detractors.*

Q. How did the Fund perform relative to its benchmarks?

A. For the six-month period ended January 31, 2008, Class A shares of the Old Mutual Asset Allocation Conservative Portfolio (the "Fund") gained 1.92% at net asset value, while the S&P 1500 Index returned (4.55)% and the Lehman Brothers U.S. Aggregate Index returned 6.82%. Performance for all share classes can be found on page 6.

Q. What investment environment did the Fund face during the past six months?

A. The market experienced a significant increase in volatility during the period. Stocks performed well during the first half of the period, but experienced a strong pullback in November, December and January, which resulted in negative results for the overall period. The economy saw US growth decrease, with durable goods orders, car sales and employment numbers all indicating a slowdown. US inflation figures remained volatile due to energy prices, food prices and imported inflation, which occurs when the price of imported goods rises due to inflation in the products' country of origin. Additionally, the impact of the sub-prime mortgage crisis was felt in the broader economy as US households limited spending and as European banks started accounting for collateralized debt obligation-related losses. To this end, global lending standards tightened during the period, and the issuance of high-yield bonds all but ceased. Lastly, Treasury yields were low as investors' preference for higher quality securities remained the norm. Amidst all this, the Federal Reserve Board reduced interest rates by 2.25% between September 18, 2007 and January 30, 2008.

Q. Which market factors influenced the Fund's relative performance?

A. Although the Fund had a tactical underweight to mid- and small-capitalization stocks, relative to the S&P 1500 Index, that mitigated losses, the Fund's exposure to these stocks detracted from performance during the period. The Fund's exposure to developed non-US countries also hurt performance relative to a large-capitalization US stock portfolio during the period. Despite the Fund's underweight to high-yield bonds, its exposure to high-yield bonds was detrimental to Fund returns.

International bond exposure helped performance during the period.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, materials and utilities contributed positively to performance, while consumer staples detracted marginally. Industrials, financials and telecommunication services were among the sectors that detracted most from performance during the period.

Monsanto, Dominion Mining and E.ON were among the best performing stock holdings relative to the benchmark during the period, while NII Holdings, Maxim Integrated Products and SLM were among the top detractors. Each of these stocks is no longer a Fund holding. Global agricultural product provider, Monsanto, performed strongly as demand for genetically modified seeds is expected to continue to grow as farmers use these products to increase their crop yield. Australian energy mining firm, Dominion Mining, performed well as a result of the strong operational performance by its Challenger Gold Mine in South Australia. E.ON, an industrial group in Germany, added value as the company reported strong net profit growth and pledged to double investments in renewable energy sources. Digital wireless communication services provider NII Holdings, which operates Nextel cell phone service in Latin America, detracted from returns because of concerns about Mexico, where the company's subscriber growth missed estimates. Technology firm, Maxim Integrated Products, was hurt due to the pending outcome of a Securities and Exchange Commission litigation against the company. Lastly, SLM, also known as Sallie Mae, an education financing organization, was hurt after a planned buyout of the company was put on hold due to management departures and missteps. The company's stock was further punished by a series of fundamental issues and blunders during the period.

Prior to November 19, 2007, the Fund was run under a "fund of managers" structure and invested directly in equity and fixed income security positions. Effective November 19, 2007, the Fund is a "fund of funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments and primarily due to asset class performance, a significant allocation to the Old Mutual International Equity Fund detracted from relative performance during the period, as did an allocation to the Old Mutual International Bond Fund. On the other hand, investments in the Old Mutual TS&W Mid-Cap Value Fund and the Old Mutual Dwight Intermediate Fixed Income Fund contributed positively to performance during the period.

Q. What is the investment outlook?

A. Based on the business cycle, current volatility and valuations, Ibbotson Associates Advisors, LLC ("Ibbotson"), the sub-adviser of the Fund, maintains a positive outlook for investment-grade bonds and large-cap US stocks. Ibbotson also expects real estate investment trust earnings to fall; hence the Fund continues to underweight this sector.

Growth stocks and emerging market stocks have produced relatively attractive returns, but have lost their remarkable momentum. As such, their valuations are no longer favorable for an overweight in Ibbotson's view. The sub-adviser remains cautious about the US dollar and expects many emerging market currencies to gain against the dollar in the next year or two. Additionally, the Fund has maintained its underweight in high-yield bonds due to Ibbotson's concern that, if defaults rise, returns could be negatively impacted.

*Top Ten Holdings
as of January 31, 2008*

Old Mutual Dwight Intermediate Fixed Income Fund	31.2%
Old Mutual Barrow Hanley Core Bond Fund	18.9%
Old Mutual International Bond Fund	11.3%
Old Mutual Advantage Growth Fund	7.8%
Old Mutual International Equity Fund	6.7%
Old Mutual TS&W Mid-Cap Value Fund	6.7%
Old Mutual Barrow Hanley Value Fund	4.5%
Old Mutual Dwight High Yield Fund	4.1%
Old Mutual Focused Fund	2.3%
Old Mutual Analytic U.S. Long/Short Fund	2.3%
As a % of Total Fund Investments	95.8%

Asset Allocation Conservative Portfolio

OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2008

	Inception Date	6 Month Return*	Annualized 1 Year Return	Annualized 3 Year Return	Annualized Inception to Date
Class A with front-end load	09/30/04	(3.94)%	(1.11)%	3.81%	4.43%
Class A without load	09/30/04	1.92%	4.95%	5.89%	6.30%
Class C with deferred sales load	09/30/04	0.61%	3.25%	5.11%	5.54%
Class C without deferred sales load	09/30/04	1.58%	4.24%	5.11%	5.54%
Class Z	12/09/05	2.11%	5.27%	N/A	6.65%
Institutional Class	09/30/04	1.97%	5.22%	6.14%	6.56%
S&P 1500 Index	09/30/04	(4.55)%	(2.49)%	7.40%	8.80%
Lehman Brothers U.S. Aggregate Index	09/30/04	6.82%	8.81%	4.92%	4.88%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

*Not annualized.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2007 prospectus) are 1.75% and 1.50%; 2.38% and 2.25%; 4.07% and 1.25%; 1.41% and 1.25%, respectively. Expenses are based on estimated amounts for the current fiscal year.

Fund Performance



Legend:
— Old Mutual Asset Allocation Conservative Portfolio, Class A
- - Old Mutual Asset Allocation Conservative Portfolio, Class C
— Old Mutual Asset Allocation Conservative Portfolio, Institutional Class
- - - S&P 1500 Index
···· Lehman Brothers U.S. Aggregate Index

$13,248
$12,363
$11,969
$11,734
$11,557

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2008 — % of Total Fund Investments



- Cash Equivalent (1.2%)
- Value-Mid Cap (7.4%)
- Value (6.8%)
- Market Neutral-Equity (2.3%)
- International Equity (6.7%)
- Growth-Mid Cap (2.3%)
- Growth (7.8%)
- Government/Corporate (65.5%)

SCHEDULE OF INVESTMENTS

As of January 31, 2008 (Unaudited)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 98.5%		
Government/Corporate — 65.3%		
Old Mutual Barrow Hanley Core Bond Fund	972,945	$ 9,924
Old Mutual Dwight High Yield Fund	223,245	2,150
Old Mutual Dwight Intermediate Fixed Income Fund	1,593,575	16,350
Old Mutual International Bond Fund	573,401	5,900
Total Government/Corporate		34,324
Growth — 7.8%		
Old Mutual Advantage Growth Fund*	455,254	4,097
Total Growth		4,097
Growth-Mid Cap — 2.3%		
Old Mutual Provident Mid-Cap Growth Fund*	129,116	1,182
Total Growth-Mid Cap		1,182
International Equity — 6.7%		
Old Mutual International Equity Fund	290,991	3,504
Total International Equity		3,504
Market Neutral-Equity — 2.3%		
Old Mutual Analytic U.S. Long/Short Fund	90,547	1,224
Total Market Neutral-Equity		1,224
Value — 6.8%		
Old Mutual Barrow Hanley Value Fund	327,353	2,334
Old Mutual Focused Fund	55,727	1,225
Total Value		3,559
Value-Mid Cap — 7.3%		
Old Mutual Mid-Cap Fund	32,219	364
Old Mutual TS&W Mid-Cap Value Fund	389,667	3,495
Total Value-Mid Cap		3,859
Total Affiliated Mutual Funds (Cost $53,034)		51,749

Description	Shares	Value (000)
Money Market Fund — 1.2%		
Dreyfus Cash Management Fund, Institutional Class, 4.850% (A)	634,086	$ 634
Total Money Market Fund (Cost $634)		634
Total Investments — 99.7% (Cost $53,668)		52,383
Other Assets and Liabilities, Net — 0.3%		165
Total Net Assets — 100.0%		$ 52,548

* Non-income producing security.

(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) — The rate reported represents the 7-day effective yield as of January 31, 2008.

Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

Old Mutual Asset Allocation Balanced Portfolio

Management Overview

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Performance Highlights

• *For the six-month period ended January 31, 2008, the Old Mutual Asset Allocation Balanced Portfolio's Class A shares posted a (1.96)% return at net asset value, while the S&P 1500 Index returned (4.55)% and the Lehman Brothers U.S. Aggregate Index returned 6.82%.*

• *From a sector perspective, utilities contributed positively to relative performance, while consumer staples and materials detracted marginally.*

• *Industrials, financials and consumer discretionary were among the sectors that detracted most from relative performance during the period.*

• *Monsanto, Research in Motion and Petroleo Brasileiro were among the best performing stock holdings during the period, while NII Holdings, Maxim Integrated Products and Marubeni were among the top detractors.*

Q. How did the Fund perform relative to its benchmarks?

A. For the six-month period ended January 31, 2008, Class A shares of the Old Mutual Asset Allocation Balanced Portfolio (the "Fund") posted a (1.96)% return at net asset value, while the S&P 1500 Index returned (4.55)% and the Lehman Brothers U.S. Aggregate Index returned 6.82%. Performance for all share classes can be found on page 10.

Q. What investment environment did the Fund face during the past six months?

A. The market experienced a significant increase in volatility during the period. Stocks performed well during the first half of the period, but experienced a strong pullback in November, December and January, which resulted in negative results for the overall period. The economy saw US growth decrease, with durable goods orders, car sales and employment numbers all indicating a slowdown. US inflation figures remained volatile due to energy prices, food prices and imported inflation, which occurs when the price of imported goods rises due to inflation in the products' country of origin. Additionally, the impact of the sub-prime mortgage crisis was felt in the broader economy as US households limited spending and as European banks started accounting for collateralized debt obligation-related losses. To this end, global lending standards tightened during the period, and the issuance of high-yield bonds all but ceased. Lastly, Treasury yields were low as investors' preference for higher quality securities remained the norm. Amidst all this, the Federal Reserve Board reduced interest rates by 2.25% between September 18, 2007 and January 30, 2008.

Q. Which market factors influenced the Fund's relative performance?

A. Although the Fund had a tactical underweight to mid- and small-capitalization stocks, relative to the S&P 1500 Index, that mitigated losses, the Fund's exposure to these stocks detracted from performance during the period. The Fund's exposure to developed non-US countries also hurt performance relative to a large-capitalization US stock portfolio during the period.

Emerging market, real estate investment trust ("REIT") and international bond exposure helped performance during the period.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, utilities contributed positively to relative performance, while consumer staples and materials detracted marginally. Industrials, financials and consumer discretionary were among the sectors that detracted most from relative performance during the period.

Monsanto, Research in Motion and Petroleo Brasileiro were among the best performing stock holdings relative to the benchmark during the period, while NII Holdings, Maxim Integrated Products and Marubeni were among the top detractors. Each of these stocks is no longer a Fund holding. Global agricultural product provider Monsanto performed strongly as demand for genetically modified seeds is expected to continue to grow as farmers use these products to increase their crop yield. Research in Motion, a wireless solutions provider, performed well as the company announced plans to sell BlackBerry devices in China and its first handsets to include Wi-Fi connectivity would be available through ATT's wireless division. Petroleo Brasileiro, Brazil's top energy company, outperformed during the period due to the stock's attractive valuation, surging oil prices and a significant discovery of oil reserves offshore Brazil. Digital wireless communication services provider NII Holdings which operates Nextel cell phone service in Latin America, detracted from returns because of concerns about Mexico, where the company's subscriber growth missed estimates. Technology firm Maxim Integrated Products was hurt due to the pending outcome of a Securities and Exchange Commission litigation against the company. Lastly, Japan-based trading company Marubeni underperformed as shares fell sharply in November amid fluctuating oil and copper prices.

Prior to November 19, 2007, the Fund was run under a "fund of managers" structure and invested directly in equity and fixed income security positions. Effective November 19, 2007, the Fund is a "fund of funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments and primarily due to asset class performance, a significant allocation to the Old Mutual International Equity Fund detracted from relative performance during the period, as did allocations to the Old Mutual Developing Growth Fund and the Old Mutual Focused Fund. On the other hand, investments in the Old Mutual TS&W Mid-Cap Value Fund and the Old Mutual Dwight Intermediate Fixed Income Fund contributed positively to performance during the period.

Q. What is the investment outlook?

A. Based on the business cycle, current volatility and valuations, Ibbotson Associates Advisors, LLC ("Ibbotson"), the sub-adviser to the Fund, maintains a positive outlook for investment-grade bonds and large-cap US stocks. Ibbotson also expects REIT earnings to fall; hence the Fund continues to underweight this sector.

Growth stocks and emerging market stocks have produced relatively attractive returns, but have lost their remarkable momentum. As such, their valuations are no longer favorable for an overweight in Ibbotson's view. The sub-adviser remains cautious about the US dollar and expects many emerging market currencies to gain against the dollar in the next year or two. Additionally, the Fund will maintain its underweight in high-yield bonds due to Ibbotson's concern that, if defaults rise, returns could be negatively impacted.

Top Ten Holdings as of January 31, 2008	
Old Mutual Dwight Intermediate Fixed Income Fund	19.0%
Old Mutual Barrow Hanley Core Bond Fund	12.0%
Old Mutual International Equity Fund	11.1%
Old Mutual Advantage Growth Fund	9.3%
Old Mutual TS&W Mid-Cap Value Fund	7.7%
Old Mutual International Bond Fund	7.6%
Old Mutual Barrow Hanley Value Fund	6.6%
Old Mutual Analytic U.S. Long/Short Fund	4.5%
Old Mutual Provident Mid-Cap Growth Fund	4.4%
Old Mutual Discover Value Fund	4.0%
As a % of Total Fund Investments	86.2%

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2008

	Inception Date	6 Month Return*	Annualized 1 Year Return	Annualized 3 Year Return	Annualized Inception to Date
Class A with front-end load	09/30/04	(7.57)%	(3.75)%	5.55%	6.58%
Class A without load	09/30/04	(1.96)%	2.14%	7.65%	8.49%
Class C with deferred sales load	09/30/04	(3.27)%	0.45%	6.88%	7.73%
Class C without deferred sales load	09/30/04	(2.36)%	1.40%	6.88%	7.73%
Class Z	12/09/05	(1.88)%	2.42%	N/A	7.34%
Institutional Class	09/30/04	(1.93)%	2.37%	7.91%	8.76%
S&P 1500 Index	09/30/04	(4.55)%	(2.49)%	7.40%	8.80%
Lehman Brothers U.S. Aggregate Index	09/30/04	6.82%	8.81%	4.92%	4.88%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

*Not annualized.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2007 prospectus) are 1.75% and 1.55%; 2.48% and 2.30%; 3.88% and 1.30%; 1.47% and 1.30%, respectively. Expenses are based on estimated amounts for the current fiscal year.

Fund Performance



Legend:
— Old Mutual Asset Allocation Balanced Portfolio, Class A
--- Old Mutual Asset Allocation Balanced Portfolio, Class C
— Old Mutual Asset Allocation Balanced Portfolio, Institutional Class
--- S&P 1500 Index
···· Lehman Brothers U.S. Aggregate Index

$13,248
$13,234
$12,822
$12,369
$11,734

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2008 — % of Total Fund Investments



- Sector Fund-Real Estate (1.8%)
- Cash Equivalent (0.9%)
- Market Neutral-Equity (4.5%)
- International Equity (11.1%)
- Growth-Mid Cap (4.4%)
- Growth (9.3%)
- Value (9.6%)
- Value-Mid Cap (9.4%)
- Value-Small Cap (4.0%)
- Aggressive Growth (1.9%)
- Emerging Market-Equity (2.4%)
- Government/Corporate (40.7%)

Schedule of Investments

As of January 31, 2008 (Unaudited)

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 98.9%		
Aggressive Growth — 1.9%		
Old Mutual Developing Growth Fund*	202,404	$ 3,180
Total Aggressive Growth		3,180
Emerging Market-Equity — 2.4%		
Old Mutual Clay Finlay Emerging Markets Fund	263,244	4,101
Total Emerging Market-Equity		4,101
Government/Corporate — 40.6%		
Old Mutual Barrow Hanley Core Bond Fund	1,995,745	20,357
Old Mutual Dwight High Yield Fund	362,899	3,495
Old Mutual Dwight Intermediate Fixed Income Fund	3,149,403	32,313
Old Mutual International Bond Fund	1,258,205	12,947
Total Government/Corporate		69,112
Growth — 9.3%		
Old Mutual Advantage Growth Fund*	1,755,108	15,796
Total Growth		15,796
Growth-Mid Cap — 4.4%		
Old Mutual Provident Mid-Cap Growth Fund*	815,988	7,466
Total Growth-Mid Cap		7,466
International Equity — 11.1%		
Old Mutual International Equity Fund	1,570,515	18,909
Total International Equity		18,909
Market Neutral-Equity — 4.5%		
Old Mutual Analytic U.S. Long/Short Fund	571,023	7,720
Total Market Neutral-Equity		7,720
Sector Fund-Real Estate — 1.8%		
Old Mutual Heitman REIT Fund	334,484	2,957
Total Sector Fund-Real Estate		2,957
Value — 9.5%		
Old Mutual Barrow Hanley Value Fund	1,576,422	11,240
Old Mutual Focused Fund	226,538	4,977
Total Value		16,217
Value-Mid Cap — 9.4%		
Old Mutual Mid-Cap Fund	258,459	2,921
Old Mutual TS&W Mid-Cap Value Fund	1,459,570	13,092
Total Value-Mid Cap		16,013

Description	Shares	Value (000)
Value-Small Cap — 4.0%		
Old Mutual Discover Value Fund*	723,586	$ 6,823
Total Value-Small Cap		6,823
Total Affiliated Mutual Funds (Cost $179,389)		168,294
Money Market Fund — 0.9%		
Dreyfus Cash Management Fund, Institutional Class, 4.850% (A)	1,428,804	1,429
Total Money Market Fund (Cost $1,429)		1,429
Total Investments — 99.8% (Cost $180,818)		169,723
Other Assets and Liabilities, Net — 0.2%		385
Total Net Assets — 100.0%		$ 170,108

* Non-income producing security.
(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.
(A) — The rate reported represents the 7-day effective yield as of January 31, 2008.
Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

Old Mutual Asset Allocation Moderate Growth Portfolio

Management Overview

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Performance Highlights

• *For the six-month period ended January 31, 2008, the Old Mutual Asset Allocation Moderate Growth Portfolio's Class A shares returned (4.46)% at net asset value, while the S&P 1500 Index returned (4.55)% and the Lehman Brothers U.S. Aggregate Index returned 6.82%.*

• *From a sector perspective, utilities contributed positively to relative performance, while materials and consumer staples detracted marginally.*

• *Industrials, financials and information technology were among the sectors that detracted most from performance during the period.*

• *Monsanto, Leighton Holdings and Petroleo Brasileiro were among the best performing stock holdings during the period, while NII Holdings, Maxim Integrated Products and Societe Generale were among the top detractors.*

Q. **How did the Fund perform relative to its benchmarks?**

A. For the six-month period ended January 31, 2008, Class A shares of the Old Mutual Asset Allocation Moderate Growth Portfolio (the "Fund") returned (4.46)% at net asset value, while the S&P 1500 Index returned (4.55)% and the Lehman Brothers U.S. Aggregate Index returned 6.82%. Performance for all share classes can be found on page 14.

Q. **What investment environment did the Fund face during the past six months?**

A. The market experienced a significant increase in volatility during the period. Stocks performed well during the first half of the period, but experienced a strong pullback in November, December and January, which resulted in negative results for the overall period. The economy saw US growth decrease, with durable goods orders, car sales and employment numbers all indicating a slowdown. US inflation figures remained volatile due to energy prices, food prices and imported inflation, which occurs when the price of imported goods rises due to inflation in the products' country of origin. Additionally, the impact of the sub-prime mortgage crisis was felt in the broader economy as US households limited spending and as European banks started accounting for collateralized debt obligation-related losses. To this end, global lending standards tightened during the period, and the issuance of high-yield bonds all but ceased. Lastly, Treasury yields were low as investors' preference for higher quality securities remained the norm. Amidst all this, the Federal Reserve Board reduced interest rates by 2.25% between September 18, 2007 and January 30, 2008.

Q. **Which market factors influenced the Fund's relative performance?**

A. Although the Fund had a tactical underweight to mid- and small-capitalization stocks, relative to the S&P 1500 Index, that mitigated losses, the Fund's exposure to these stocks detracted from performance during the period. The Fund's exposure to developed non-US countries also hurt performance relative to a large-capitalization US stock portfolio during the period.

Emerging market, real estate investment trust ("REIT") and international bond exposure helped performance during the period.

Q. **How did portfolio composition affect Fund performance?**

A. From a sector perspective, utilities contributed positively to relative performance, while materials and consumer staples detracted marginally. Industrials, financials and information technology were among the sectors that detracted most from relative performance during the period.

Monsanto, Leighton Holdings and Petroleo Brasileiro were among the best performing stock holdings relative to the benchmark during the period, while NII Holdings, Maxim Integrated Products and Societe Generale were among the top detractors. Each of these stocks is no longer a Fund holding. Global agricultural product provider, Monsanto, performed strongly as demand for genetically modified seeds is expected to continue to grow as farmers use these products to increase their crop yield. Leighton Holdings, a construction and contracting services firm, added value as shares of the builder advanced on news that it had won $650 million of contracts in United Arab Emirates through partner Al Habtoor Engineering. Petroleo Brasileiro, Brazil's top energy company, outperformed during the period due to the stock's attractive valuation, surging oil prices and a significant discovery of oil reserves offshore Brazil. Digital wireless communication services provider, NII Holdings, which operates Nextel cell phone service in Latin America, detracted from returns because of concerns about Mexico, where the company's subscriber growth missed estimates. Technology firm, Maxim Integrated Products, was hurt due to the pending outcome of a Securities and Exchange Commission litigation against the company. Lastly, French bank Societe Generale's shares fell amid concerns that a plan by a consortium of central banks to ease the global credit crunch would not be enough to avert an economic slowdown.

Prior to November 19, 2007, the Fund was run under a "fund of managers" structure and invested directly in equity and fixed income security positions. Effective November 19, 2007, the Fund is a "fund of funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments and primarily due to asset class performance, a significant allocation to the Old Mutual International Equity Fund detracted from relative performance during the period, as did allocations to the Old Mutual Developing Growth Fund and the Old Mutual Focused Fund. On the other hand, investment in the Old Mutual TS&W Mid-Cap Value Fund contributed positively to performance during the period.

Q. What is the investment outlook?

A. Based on the business cycle, current volatility and valuations, Ibbotson Associates Advisors, LLC ("Ibbotson"), the sub-adviser to the Fund, maintains a positive outlook for investment-grade bonds and large-cap US stocks. Ibbotson also expects REIT earnings to fall; hence the Fund continues to underweight this sector.

Growth stocks and emerging market stocks have produced relatively attractive returns, but have lost their remarkable momentum. As such, their valuations are no longer favorable for an overweight in Ibbotson's view. The sub-adviser remains cautious about the US dollar and expects many emerging market currencies to gain against the dollar in the next year or two.

Top Ten Holdings as of January 31, 2008	
Old Mutual International Equity Fund	16.9%
Old Mutual Advantage Growth Fund	12.3%
Old Mutual Dwight Intermediate Fixed Income Fund	10.2%
Old Mutual TS&W Mid-Cap Value Fund	10.1%
Old Mutual Barrow Hanley Value Fund	7.8%
Old Mutual Discover Value Fund	6.1%
Old Mutual Barrow Hanley Core Bond Fund	6.1%
Old Mutual Analytic U.S. Long/Short Fund	4.8%
Old Mutual Provident Mid-Cap Growth Fund	4.8%
Old Mutual Heitman REIT Fund	3.8%
As a % of Total Fund Investments	82.9%

Asset Allocation
Moderate Growth Portfolio

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2008

	Inception Date	6 Month Return*	Annualized 1 Year Return	Annualized 3 Year Return	Annualized Inception to Date
Class A with front-end load	09/30/04	(9.95)%	(6.36)%	6.31%	7.59%
Class A without load	09/30/04	(4.46)%	(0.63)%	8.44%	9.52%
Class C with deferred sales load	09/30/04	(5.66)%	(2.21)%	7.67%	8.73%
Class C without deferred sales load	09/30/04	(4.77)%	(1.29)%	7.67%	8.73%
Class Z	12/09/05	(4.33)%	(0.30)%	N/A	7.52%
Institutional Class	09/30/04	(4.28)%	(0.32)%	8.74%	9.82%
S&P 1500 Index	09/30/04	(4.55)%	(2.49)%	7.40%	8.80%
Lehman Brothers U.S. Aggregate Index	09/30/04	6.82%	8.81%	4.92%	4.88%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

*Not annualized.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2007 prospectus) are 1.93% and 1.55%; 2.62% and 2.30%; 4.14% and 1.30%; 1.57% and 1.30%, respectively. Expenses are based on estimated amounts for the current fiscal year.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2008 — % of Total Fund Investments



14

Schedule of Investments

As of January 31, 2008 (Unaudited)

Description	Shares	Value (000)
Affiliated Mutual Funds[1] — 99.1%		
Aggressive Growth — 3.2%		
Old Mutual Developing Growth Fund*	465,109	$ 7,307
Total Aggressive Growth		7,307
Emerging Market-Equity — 3.6%		
Old Mutual Clay Finlay Emerging Markets Fund	528,091	8,228
Total Emerging Market-Equity		8,228
Government/Corporate — 19.9%		
Old Mutual Barrow Hanley Core Bond Fund	1,372,102	13,995
Old Mutual Dwight Intermediate Fixed Income Fund	2,297,904	23,576
Old Mutual International Bond Fund	801,389	8,246
Total Government/Corporate		45,817
Growth — 12.3%		
Old Mutual Advantage Growth Fund*	3,157,661	28,419
Total Growth		28,419
Growth-Mid Cap — 4.8%		
Old Mutual Provident Mid-Cap Growth Fund*	1,199,000	10,971
Total Growth-Mid Cap		10,971
International Equity — 16.8%		
Old Mutual International Equity Fund	3,224,994	38,829
Total International Equity		38,829
Market Neutral-Equity — 4.8%		
Old Mutual Analytic U.S. Long/Short Fund	821,938	11,113
Total Market Neutral-Equity		11,113
Sector Fund-Real Estate — 3.8%		
Old Mutual Heitman REIT Fund	989,572	8,748
Total Sector Fund-Real Estate		8,748
Value — 11.5%		
Old Mutual Barrow Hanley Value Fund	2,532,156	18,054
Old Mutual Focused Fund	388,293	8,531
Total Value		26,585

Description	Shares	Value (000)
Value-Mid Cap — 12.3%		
Old Mutual Mid-Cap Fund	458,747	$ 5,184
Old Mutual TS&W Mid-Cap Value Fund	2,595,973	23,286
Total Value-Mid Cap		28,470
Value-Small Cap — 6.1%		
Old Mutual Discover Value Fund*	1,500,977	14,154
Total Value-Small Cap		14,154
Total Affiliated Mutual Funds (Cost $251,273)		228,641
Money Market Fund — 0.8%		
Dreyfus Cash Management Fund, Institutional Class, 4.850% (A)	1,790,945	1,791
Total Money Market Fund (Cost $1,791)		1,791
Total Investments — 99.9% (Cost $253,064)		230,432
Other Assets and Liabilities, Net — 0.1%		195
Total Net Assets — 100.0%		$ 230,627

* Non-income producing security.

(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) — The rate reported represents the 7-day effective yield as of January 31, 2008.

Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO

MANAGEMENT OVERVIEW

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Performance Highlights

- *For the six-month period ended January 31, 2008, the Old Mutual Asset Allocation Growth Portfolio's Class A shares returned (7.50)% at net asset value, while the S&P 1500 Index posted a (4.55)% return.*

- *From a sector perspective, utilities contributed positively to relative performance, while materials and consumer staples detracted marginally.*

- *Industrials, financials and information technology were among the sectors that detracted most from relative performance during the period.*

- *Monsanto, Petroleo Brasileiro and Gilead Sciences were among the best performing stock holdings during the period, while NII Holdings, Maxim Integrated Products and Societe Generale were among the top detractors.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2008, Class A shares of the Old Mutual Asset Allocation Growth Portfolio (the "Fund") returned (7.50)% at net asset value, while the S&P 1500 Index posted a (4.55)% return. Performance for all share classes can be found on page 18.

Q. What investment environment did the Fund face during the past six months?

A. The market experienced a significant increase in volatility during the period. Stocks performed well during the first half of the period, but experienced a strong pullback in November, December and January, which resulted in negative results for the overall period. The economy saw US growth decrease, with durable goods orders, car sales and employment numbers all indicating a slowdown. US inflation figures remained volatile due to energy prices, food prices and imported inflation, which occurs when the price of imported goods rises due to inflation in the products' country of origin. Additionally, the impact of the sub-prime mortgage crisis was felt in the broader economy as US households limited spending and as European banks started accounting for collateralized debt obligation-related losses. To this end, global lending standards tightened during the period, and the issuance of high-yield bonds all but ceased. Lastly, Treasury yields were low as investors' preference for higher quality securities remained the norm. Amidst all this, the Federal Reserve Board reduced interest rates by 2.25% between September 18, 2007 and January 30, 2008.

Q. Which market factors influenced the Fund's relative performance?

A. Although the Fund had a tactical underweight to mid- and small-capitalization stocks, relative to the S&P 1500 Index, that mitigated losses, the Fund's exposure to these stocks detracted from performance during the period. The Fund's exposure to developed non-US countries also hurt performance relative to a large-capitalization US stock portfolio during the period.

Emerging market and real estate investment trust ("REIT") exposure helped performance during the period.

Q. How did portfolio composition affect Fund performance?

A. From a sector perspective, utilities contributed positively to relative performance, while materials and consumer staples detracted marginally. Industrials, financials and information technology were among the sectors that detracted most from relative performance during the period.

Monsanto, Petroleo Brasileiro and Gilead Sciences were among the best performing stock holdings relative to the benchmark during the period, while NII Holdings, Maxim Integrated Products and Societe Generale were among the top detractors. Each of these stocks is no longer a Fund holding. Global agricultural product provider Monsanto performed strongly as demand for genetically modified seeds is expected to continue to grow as farmers use these products to increase their crop yield. Petroleo Brasileiro, Brazil's top energy company, outperformed during the period due to the stock's attractive valuation, surging oil prices and a significant discovery of oil reserves offshore Brazil. Gilead Sciences, a biopharmaceutical company, performed well as the company is poised for excellent sales growth opportunities due to its strong drug pipeline. Digital wireless communication services provider NII Holdings, which operates Nextel cell phone service in Latin America, detracted from returns because of concerns about Mexico, where the company's subscriber growth missed estimates. Technology firm Maxim Integrated Products stock price continued to perform poorly due to an announcement that the company was further delaying the filing of their updated financials, as auditors requested two additional years restatement due to option re-pricing issues. Lastly, shares of French bank Societe Generale's shares fell amid concerns that a plan by a consortium of central banks to ease the global credit crunch will not be enough to avert an economic slowdown.

Prior to November 19, 2007, the Fund was run under a "fund of managers" structure and invested directly in equity and fixed income security positions. Effective November 19, 2007, the Fund is a "fund of funds" which seeks to achieve its investment objective by investing in a portfolio of underlying equity and fixed income funds, although a portion of its assets may be invested in cash, cash equivalents, or in money market funds.

Based on the performance of the Fund's underlying mutual fund investments and primarily due to asset class performance, a significant allocation to the Old Mutual International Equity Fund detracted from relative performance during the period, as did allocations to the Old Mutual Developing Growth Fund and the Old Mutual Focused Fund. On the other hand, investment in the Old Mutual TS&W Mid-Cap Value Fund contributed positively to performance during the period.

Q. What is the investment outlook?

A. Based on the business cycle, current volatility and valuations, Ibbotson Associates Advisors, LLC ("Ibbotson"), the sub-adviser to the Fund, maintains a positive outlook for investment-grade bonds and large-cap US stocks. Ibbotson also expects REIT earnings to fall; hence the Fund continues to underweight this sector.

Growth stocks and emerging market stocks have produced relatively attractive returns, but have lost their remarkable momentum. As such, their valuations are no longer favorable for an overweight in Ibbotson's view. The sub-adviser remains cautious about the US dollar and expects many emerging market currencies to gain against the dollar in the next year or two.

Top Ten Holdings as of January 31, 2008	
Old Mutual International Equity Fund	21.0%
Old Mutual Advantage Growth Fund	16.2%
Old Mutual Barrow Hanley Value Fund	12.2%
Old Mutual TS&W Mid-Cap Value Fund	9.5%
Old Mutual Discover Value Fund	7.8%
Old Mutual Heitman REIT Fund	6.6%
Old Mutual Analytic U.S. Long/Short Fund	6.0%
Old Mutual Focused Fund	4.7%
Old Mutual Clay Finlay Emerging Markets Fund	4.5%
Old Mutual Provident Mid-Cap Growth Fund	4.3%
As a % of Total Fund Investments	92.8%

Asset Allocation Growth Portfolio

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO — concluded

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2008

	Inception Date	6 Month Return*	Annualized 1 Year Return	Annualized 3 Year Return	Annualized Inception to Date
Class A with front-end load	09/30/04	(12.79)%	(9.51)%	7.14%	8.88%
Class A without load	09/30/04	(7.50)%	(4.00)%	9.28%	10.83%
Class C with deferred sales load	09/30/04	(8.67)%	(5.55)%	8.51%	10.02%
Class C without deferred sales load	09/30/04	(7.81)%	(4.66)%	8.51%	10.02%
Class Z	12/09/05	(7.40)%	(3.72)%	N/A	7.18%
Institutional Class	09/30/04	(7.40)%	(3.72)%	9.53%	11.10%
S&P 1500 Index	09/30/04	(4.55)%	(2.49)%	7.40%	8.80%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

*Not annualized.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2007 prospectus) are 1.99% and 1.60%; 2.73% and 2.35%; 3.66% and 1.35%; 1.61% and 1.35%, respectively. Expenses are based on estimated amounts for the current fiscal year.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of January 31, 2008 (Unaudited)

Description	Shares	Value (000)
Affiliated Mutual Funds[(1)] — 99.6%		
Aggressive Growth — 4.0%		
Old Mutual Developing Growth Fund*	422,089	$ 6,631
Total Aggressive Growth		6,631
Emerging Market-Equity — 4.5%		
Old Mutual Clay Finlay Emerging Markets Fund	481,177	7,497
Total Emerging Market-Equity		7,497
Growth — 16.4%		
Old Mutual Advantage Growth Fund*	2,990,996	26,919
Total Growth		26,919
Growth-Mid Cap — 4.4%		
Old Mutual Provident Mid-Cap Growth Fund*	785,444	7,187
Total Growth-Mid Cap		7,187
International Equity — 21.2%		
Old Mutual International Equity Fund	2,894,037	34,844
Total International Equity		34,844
Market Neutral-Equity — 6.1%		
Old Mutual Analytic U.S. Long/Short Fund	740,702	10,014
Total Market Neutral-Equity		10,014
Sector Fund-Real Estate — 6.6%		
Old Mutual Heitman REIT Fund	1,237,783	10,942
Total Sector Fund-Real Estate		10,942
Value — 17.0%		
Old Mutual Barrow Hanley Value Fund	2,834,282	20,209
Old Mutual Focused Fund	356,217	7,826
Total Value		28,035
Value-Mid Cap — 11.5%		
Old Mutual Mid-Cap Fund	286,464	3,237
Old Mutual TS&W Mid-Cap Value Fund	1,750,193	15,699
Total Value-Mid Cap		18,936

Description	Shares	Value (000)
Value-Small Cap — 7.9%		
Old Mutual Discover Value Fund*	1,371,290	$ 12,931
Total Value-Small Cap		12,931
Total Affiliated Mutual Funds (Cost $186,511)		163,936
Money Market Fund — 1.2%		
Dreyfus Cash Management Fund, Institutional Class, 4.850% (A)	1,969,881	1,970
Total Money Market Fund (Cost $1,970)		1,970
Total Investments — 100.8% (Cost $188,481)		165,906
Other Assets and Liabilities, Net — (0.8%)		(1,333)
Total Net Assets — 100.0%		$ 164,573

* Non-income producing security.

(1) — Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) — The rate reported represents the 7-day effective yield as of January 31, 2008.

Cost figures are shown with "000's" omitted.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocated Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Assets:				
Investments in Affiliated Funds, at cost	$ 53,034	$ 179,389	$ 251,273	$ 186,511
Investments in Unaffiliated Funds, at cost	634	1,429	1,791	1,970
Investments in Affiliated Funds, at value	$ 51,749	$ 168,294	$ 228,641	$ 163,936
Investments in Unaffiliated Funds, at value	634	1,429	1,791	1,970
Cash	—	—	—	6
Receivable for Capital Shares Sold	279	852	789	314
Receivable from Investment Adviser	27	66	131	115
Receivable from Dividends and Interest	137	272	173	5
Other Assets	21	26	28	27
Total Assets	52,847	170,939	231,553	166,373
Liabilities:				
Payable for Capital Shares Redeemed	92	241	350	1,449
Payable for Administration Fees	4	13	17	13
Payable for Distribution Fees	7	27	38	23
Payable for Management Fees	17	65	103	88
Payable to Custodian	123	286	165	—
Payable for Trustees' Fees	2	6	8	6
Accrued Expenses	54	193	245	221
Total Liabilities	299	831	926	1,800
Net Assets	$ 52,548	$ 170,108	$ 230,627	$ 164,573
Net Assets:				
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 50,905	$ 166,586	$ 226,704	$ 166,605
Accumulated Net Investment Loss	(157)	(1,266)	(2,548)	(2,475)
Accumulated Net Realized Gain on Investments	3,085	15,883	29,103	23,018
Net Unrealized Depreciation on Investments	(1,285)	(11,095)	(22,632)	(22,575)
Net Assets	$ 52,548	$ 170,108	$ 230,627	$ 164,573
Net Assets – Class A	$ 13,543	$ 50,058	$ 55,415	$ 50,667
Net Assets – Class C	32,575	117,998	167,961	95,166
Net Assets – Class Z	605	624	520	670
Net Assets – Institutional Class	5,825	1,428	6,731	18,070
Outstanding Shares of Beneficial Interest – Class A	1,224,517	4,297,211	4,485,996	3,933,399
Outstanding Shares of Beneficial Interest – Class C	2,971,841	10,215,318	13,875,012	7,595,051
Outstanding Shares of Beneficial Interest – Class Z	54,651	53,394	41,786	51,534
Outstanding Shares of Beneficial Interest – Institutional Class	525,146	122,515	541,115	1,391,641
Net Asset Value and Redemption Price Per Share – Class A^	$ 11.06	$ 11.65	$ 12.35	$ 12.88
Maximum Offering Price per Share – Class A (Net Asset Value/94.25%)	$ 11.73	$ 12.36	$ 13.10	$ 13.67
Net Asset Value and Offering Price Per Share – Class C †,^	$ 10.96	$ 11.55	$ 12.11	$ 12.53
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 11.08	$ 11.69	$ 12.45	$ 12.99
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 11.09	$ 11.66	$ 12.44	$ 12.99

Amounts designated as "—" are either $0 or have been rounded to $0.

† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's Prospectus.

^ Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2008 (UNAUDITED)

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocated Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio	Old Mutual Asset Allocation Growth Portfolio
Investment Income:				
Dividends from Affiliated Funds	$ 366	$ 939	$ 911	$ 553
Dividends	134	1,080	1,157	1,547
Interest	447	967	611	28
Less: Foreign Taxes Withheld	(3)	(22)	(39)	(40)
Total Investment Income	944	2,964	2,640	2,088
Expenses:				
Management Fees	136	559	793	627
Administration Fees	23	87	120	90
Trustees' Fees	3	11	16	12
Custodian Fees	25	89	82	102
Professional Fees	13	48	62	34
Registration and SEC Fees	17	22	22	21
Printing Fees	4	13	24	20
Transfer Agent Fees	62	93	190	144
Website Fees	1	7	12	11
Distribution Fees:				
Class A Service Fees	16	65	75	72
Class C Service Fees	35	147	218	129
Class C Distribution (12b-1) Fees	104	441	654	386
Other Expenses	20	48	49	33
Total Expenses	459	1,630	2,317	1,681
Less:				
Waiver of Management Fees	(91)	(139)	(257)	(235)
Expense Reduction[1]	(1)	(3)	(6)	(5)
Net Expenses	367	1,488	2,054	1,441
Net Investment Income	577	1,476	586	647
Net Realized Gain from Investment Transactions	3,362[2]	17,955[2]	31,586[2]	24,950[2]
Net Realized Gain (Loss) on Foreign Currency Transactions	59	99	115	(4)
Net Increase from Payments by Affiliates[3]	—	3	6	5
Net Change in Unrealized Depreciation on Investments	(3,274)	(23,034)	(43,741)	(39,506)
Net Change in Unrealized Depreciation on Forward Foreign Currency Contracts and Foreign Currency Transactions	(61)	(127)	(112)	(2)
Net Realized and Unrealized Gain (Loss) on Investments	86	(5,104)	(12,146)	(14,557)
Increase (Decrease) in Net Assets Resulting from Operations	$ 663	$ (3,628)	$(11,560)	$(13,910)

[1] All expense reductions are for transfer agent expenses. See note 2.

[2] Includes net realized gains recognized by the Old Mutual Asset Allocation Conservative Portfolio, Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Allocation Moderate Growth Portfolio and Old Mutual Asset Allocation Growth Portfolio of $2,351, $12,170, $22,718 and $17,150, respectively, as a result of the transaction to change from a "fund of managers" structure to a "fund of funds" structure. See Note 1.

[3] See Note 2.

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07
Investment Activities:								
Net Investment Income (Loss)	$ 577	$ 920	$ 1,476	$ 1,681	$ 586	$ 701	$ 647	$ (165)
Net Realized Gain from Investments and Foreign Currency Transactions	3,421	771	18,054	6,747	31,701	10,149	24,946	7,260
Net Increase from Payments by Affiliates[1]	—	—	3	—	6	—	5	—
Net Change in Unrealized Appreciation (Depreciation) on Investments, Forward Foreign Currency Contracts and Foreign Currency Transactions	(3,335)	1,512	(23,161)	8,504	(43,853)	15,652	(39,508)	12,911
Net Increase (Decrease) in Net Assets Resulting from Operations	663	3,203	(3,628)	16,932	(11,560)	26,502	(13,910)	20,006
Dividends and Distributions to Shareholders From:								
Net Investment Income:								
Class A	(219)	(288)	(813)	(601)	(692)	(288)	(823)	—
Class C	(501)	(413)	(2,015)	(587)	(2,629)	(37)	(1,844)	—
Class Z	(9)	(6)	(9)	(4)	(6)	—	(10)	—
Institutional Class	(96)	(159)	(91)	(222)	(77)	(63)	(259)	—
Net Realized Gains from Investment Transactions:								
Class A	(308)	(46)	(2,504)	(722)	(2,936)	(855)	(2,674)	(696)
Class C	(653)	(92)	(5,850)	(1,348)	(8,937)	(2,019)	(4,960)	(1,187)
Class Z	(14)	—	(32)	—	(27)	—	(33)	—
Institutional Class	(138)	(25)	(71)	(234)	(351)	(137)	(897)	(314)
Total Dividends and Distributions	(1,938)	(1,029)	(11,385)	(3,718)	(15,655)	(3,399)	(11,500)	(2,197)
Capital Share Transactions:								
Class A								
Shares Issued	2,761	7,150	9,818	17,743	8,143	24,638	10,385	28,470
Shares Issued upon Reinvestment of Distributions	440	258	2,634	1,016	2,736	853	2,429	463
Shares Redeemed	(1,951)	(4,000)	(9,264)	(9,355)	(8,135)	(19,562)	(10,012)	(9,298)
Total Class A Capital Share Transactions	1,250	3,408	3,188	9,404	2,744	5,929	2,802	19,635
Class C								
Shares Issued	11,830	14,024	27,267	52,194	37,399	74,395	18,429	49,791
Shares Issued upon Reinvestment of Distributions	589	244	4,169	995	5,832	1,043	4,253	726
Shares Redeemed	(4,825)	(7,920)	(11,864)	(13,208)	(16,604)	(24,565)	(9,033)	(13,067)
Total Class C Capital Share Transactions	7,594	6,348	19,572	39,981	26,627	50,873	13,649	37,450
Class Z								
Shares Issued	107	507	84	573	14	515	85	638
Shares Issued upon Reinvestment of Distributions	23	6	41	4	33	—	43	—
Shares Redeemed	(25)	—	(29)	—	—	—	(7)	—
Total Class Z Capital Share Transactions	105	513	96	577	47	515	121	638
Institutional Class								
Shares Issued	9	185	189	1,048	368	4,463	2,610	7,288
Shares Issued upon Reinvestment of Distributions	234	184	162	456	428	200	1,155	314
Shares Redeemed	—	(611)	(13,310)	(1,871)	(6,875)	(943)	(8,489)	(915)
Total Institutional Class Capital Share Transactions	243	(242)	(12,959)	(367)	(6,079)	3,720	(4,724)	6,687
Increase in Net Assets Derived from Capital Shares Transactions	9,192	10,027	9,897	49,595	23,339	61,037	11,848	64,410
Total Increase (Decrease) in Net Assets	7,917	12,201	(5,116)	62,809	(3,876)	84,140	(13,562)	82,219
Net Assets:								
Beginning of Period	44,631	32,430	175,224	112,415	234,503	150,363	178,135	95,916
End of Period	$52,548	$44,631	$170,108	$175,224	$230,627	$234,503	$164,573	$178,135
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ (157)	$ 91	$ (1,266)	$ 186	$ (2,548)	$ 270	$ (2,475)	$ (186)

[1] See note 2.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

FINANCIAL HIGHLIGHTS

For a Share Outstanding Throughout Each Year or Period ended July 31, (unless otherwise noted) and for the Six-Month Period ended January 31, 2008 (unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††,(1)	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††,(1)	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO															
Class A															
2008	$11.30	$0.16	$0.06	$ —	$0.22	$(0.19)	$(0.27)	$(0.46)	$11.06	1.92%	$13,543	1.17%	1.62%	2.87%	41.40%
2007	10.64	0.30	0.69	—	0.99	(0.28)	(0.05)	(0.33)	11.30	9.40%	12,605	1.50%	1.94%	2.73%	130.47%
2006	10.53	0.26	0.10	—	0.36	(0.20)	(0.05)	(0.25)	10.64	3.39%	8,588	1.50%	2.35%	2.46%	146.84%
2005**	10.00	0.16	0.47	—	0.63	(0.10)	—	(0.10)	10.53	6.36%	6,684	1.50%	4.68%	1.87%	170.31%
Class C															
2008	$11.25	$0.12	$0.06	$ —	$0.18	$(0.20)	$(0.27)	$(0.47)	$10.96	1.58%	$32,575	1.91%	2.24%	2.12%	41.40%
2007	10.60	0.22	0.68	—	0.90	(0.20)	(0.05)	(0.25)	11.25	8.57%	25,812	2.25%	2.57%	1.98%	130.47%
2006	10.50	0.18	0.10	—	0.28	(0.13)	(0.05)	(0.18)	10.60	2.63%	18,253	2.25%	2.75%	1.74%	146.84%
2005**	10.00	0.10	0.47	—	0.57	(0.07)	—	(0.07)	10.50	5.75%	7,914	2.25%	4.92%	1.15%	170.31%
Class Z															
2008	$11.30	$0.18	$0.06	$ —	$0.24	$(0.19)	$(0.27)	$(0.46)	$11.08	2.11%	$605	0.91%	4.25%	3.13%	41.40%
2007	10.65	0.34	0.67	—	1.01	(0.31)	(0.05)	(0.36)	11.30	9.55%	514	1.25%	11.45%	3.01%	130.47%
2006***	10.60	0.19	0.09	—	0.28	(0.18)	(0.05)	(0.23)	10.65	2.63%	1	1.25%	757.79%	2.80%	146.84%
Institutional Class															
2008	$11.32	$0.18	$0.05	$ —	$0.23	$(0.19)	$(0.27)	$(0.46)	$11.09	1.97%	$5,825	0.92%	1.18%	3.13%	41.40%
2007	10.65	0.33	0.70	—	1.03	(0.31)	(0.05)	(0.36)	11.32	9.74%	5,700	1.25%	1.60%	2.98%	130.47%
2006	10.54	0.29	0.10	—	0.39	(0.23)	(0.05)	(0.28)	10.65	3.64%	5,588	1.25%	1.75%	2.71%	146.84%
2005**	10.00	0.16	0.50	—	0.66	(0.12)	—	(0.12)	10.54	6.60%	5,193	1.25%	6.95%	1.82%	170.31%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO															
Class A															
2008	$12.68	$0.14	$(0.36)#	$ —	$(0.22)	$(0.19)	$(0.62)	$(0.81)	$11.65	(1.96)%#	$50,058	1.19%	1.35%	2.14%	38.79%
2007	11.45	0.20	1.41	—	1.61	(0.17)	(0.21)	(0.38)	12.68	14.20%	51,321	1.55%	1.69%	1.59%	121.42%
2006	11.02	0.16	0.47	—	0.63	(0.12)	(0.08)	(0.20)	11.45	5.76%	37,679	1.55%	1.82%	1.40%	129.99%
2005**	10.00	0.10	0.98	—	1.08	(0.06)	—	(0.06)	11.02	10.83%	19,481	1.55%	4.42%	1.13%	125.19%
Class C															
2008	$12.64	$0.09	$(0.35)#	$ —	$(0.26)	$(0.21)	$(0.62)	$(0.83)	$11.55	(2.36)%#	$117,997	1.93%	2.08%	1.39%	38.79%
2007	11.42	0.10	1.41	—	1.51	(0.08)	(0.21)	(0.29)	12.64	13.38%	109,348	2.30%	2.44%	0.85%	121.42%
2006	11.00	0.07	0.48	—	0.55	(0.05)	(0.08)	(0.13)	11.42	5.00%	61,845	2.30%	2.54%	0.66%	129.99%
2005**	10.00	0.03	1.00	—	1.03	(0.03)	—	(0.03)	11.00	10.31%	24,342	2.30%	4.92%	0.38%	125.19%
Class Z															
2008	$12.70	$0.15	$(0.36)#	$ —	$(0.21)	$(0.18)	$(0.62)	$(0.80)	$11.69	(1.88)%#	$624	0.93%	4.02%	2.38%	38.79%
2007	11.46	0.26	1.39	—	1.65	(0.20)	(0.21)	(0.41)	12.70	14.55%	586	1.30%	11.24%	2.02%	121.42%
2006***	11.26	0.12	0.28	—	0.40	(0.12)	(0.08)	(0.20)	11.46	3.57%	1	1.30%	771.22%	1.60%	129.99%
Institutional Class															
2008	$12.71	$0.18	$(0.39)#	$ —	$(0.21)	$(0.22)	$(0.62)	$(0.84)	$11.66	(1.93)%#	$1,428	1.22%	1.38%	2.88%	38.79%
2007	11.46	0.23	1.43	—	1.66	(0.20)	(0.21)	(0.41)	12.71	14.64%	13,969	1.30%	1.39%	1.84%	121.42%
2006	11.04	0.19	0.46	—	0.65	(0.15)	(0.08)	(0.23)	11.46	5.91%	12,890	1.30%	1.47%	1.64%	129.99%
2005**	10.00	0.10	1.01	—	1.11	(0.07)	—	(0.07)	11.04	11.15%	11,303	1.30%	6.08%	1.14%	125.19%

The accompanying notes are an integral part of the financial statements.

Financial Highlights — concluded

For a Share Outstanding Throughout Each Year or Period ended July 31, (unless otherwise noted) and for the Six-Month Period ended January 31, 2008 (unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††,(1)	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††,(1)	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO															
Class A															
2008	$13.76	$0.07	$(0.64)#	$ —	$(0.57)	$(0.15)	$(0.69)	$(0.84)	$12.35	(4.46)%#	$ 55,415	1.17%	1.49%	1.01%	36.82%
2007	12.07	0.11	1.86	—	1.97	(0.07)	(0.21)	(0.28)	13.76	16.49%	58,969	1.55%	1.73%	0.84%	112.42%
2006	11.30	0.09	0.76	—	0.85	(0.03)	(0.05)	(0.08)	12.07	7.58%	46,242	1.55%	1.91%	0.76%	111.99%
2005**	10.00	0.06	1.25	—	1.31	(0.01)	—	(0.01)	11.30	13.11%	17,736	1.55%	4.92%	0.70%	98.50%
Class C															
2008	$13.59	$0.02	$(0.62)#	$ —	$(0.60)	$(0.19)	$(0.69)	$(0.88)	$12.11	(4.77)%#	$ 167,961	1.91%	2.08%	0.25%	36.82%
2007	11.95	0.01	1.84	—	1.85	—	(0.21)	(0.21)	13.59	15.63%	161,855	2.30%	2.43%	0.09%	112.42%
2006	11.24	—	0.76	—	0.76	—	(0.05)	(0.05)	11.95	6.80%	95,984	2.30%	2.62%	0.01%	111.99%
2005**	10.00	—	1.24	—	1.24	—	—	—	11.24	12.44%	30,905	2.30%	5.44%	(0.03)%	98.50%
Class Z															
2008	$13.84	$0.09	$(0.64)#	$ —	$(0.55)	$(0.15)	$(0.69)	$(0.84)	$12.45	(4.33)%#	$ 520	0.90%	4.47%	1.27%	36.82%
2007	12.12	0.20	1.83	—	2.03	(0.10)	(0.21)	(0.31)	13.84	16.91%	530	1.30%	11.43%	1.40%	112.42%
2006***	11.70	0.08	0.43	—	0.51	(0.04)	(0.05)	(0.09)	12.12	4.45%	1	1.30%	764.76%	0.98%	111.99%
Institutional Class															
2008	$13.82	$0.09	$(0.64)#	$ —	$(0.55)	$(0.14)	$(0.69)	$(0.83)	$12.44	(4.28)%#	$ 6,731	1.00%	1.11%	1.25%	36.82%
2007	12.12	0.15	1.86	—	2.01	(0.10)	(0.21)	(0.31)	13.82	16.74%	13,149	1.30%	1.37%	1.12%	112.42%
2006	11.33	0.12	0.76	—	0.88	(0.04)	(0.05)	(0.09)	12.12	7.86%	8,136	1.30%	1.56%	1.00%	111.99%
2005**	10.00	0.07	1.27	—	1.34	(0.01)	—	(0.01)	11.33	13.43%	6,279	1.30%	6.81%	0.79%	98.50%
OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO															
Class A															
2008	$14.82	$ 0.08	$(1.13)#	$ —	$(1.05)	$(0.20)	$(0.69)	$(0.89)	$12.88	(7.50)%#	$ 50,667	1.18%	1.46%	1.10%	36.31%
2007	12.70	0.03	2.34	—	2.37	—	(0.25)	(0.25)	14.82	18.76%	55,755	1.60%	1.83%	0.24%	104.92%
2006	11.68	0.02	1.12	—	1.14	(0.02)	(0.10)	(0.12)	12.70	9.75%	30,459	1.60%	2.22%	0.17%	94.12%
2005**	10.00	0.03	1.66	—	1.69	(0.01)	—	(0.01)	11.68	16.91%	10,443	1.60%	5.02%	0.33%	59.93%
Class C															
2008	$14.53	$ 0.02	$(1.09)#	$ —	$(1.07)	$(0.24)	$(0.69)	$(0.93)	$12.53	(7.81)%#	$ 95,166	1.92%	2.20%	0.34%	36.31%
2007	12.55	(0.07)	2.30	—	2.23	—	(0.25)	(0.25)	14.53	17.86%	96,805	2.35%	2.56%	(0.50)%	104.92%
2006	11.61	(0.07)	1.11	—	1.04	—	(0.10)	(0.10)	12.55	8.97%	50,152	2.35%	2.93%	(0.58)%	94.12%
2005**	10.00	(0.04)	1.65	—	1.61	—	—	—	11.61	16.15%	13,256	2.35%	5.63%	(0.44)%	59.93%
Class Z															
2008	$14.91	$ 0.10	$(1.14)#	$ —	$(1.04)	$(0.19)	$(0.69)	$(0.88)	$12.99	(7.40)%#	$ 670	0.92%	3.76%	1.33%	36.31%
2007	12.74	0.12	2.30	—	2.42	—	(0.25)	(0.25)	14.91	19.09%	648	1.35%	10.49%	0.77%	104.92%
2006***	12.23	0.03	0.61	—	0.64	(0.03)	(0.10)	(0.13)	12.74	5.23%	1	1.35%	758.31%	0.39%	94.12%
Institutional Class															
2008	$14.91	$ 0.10	$(1.14)#	$ —	$(1.04)	$(0.19)	$(0.69)	$(0.88)	$12.99	(7.40)%#	$ 18,070	0.98%	1.07%	1.41%	36.31%
2007	12.75	0.07	2.34	—	2.41	—	(0.25)	(0.25)	14.91	19.00%	24,927	1.35%	1.38%	0.51%	104.92%
2006	11.70	0.06	1.12	—	1.18	(0.03)	(0.10)	(0.13)	12.75	10.08%	15,304	1.35%	1.68%	0.47%	94.12%
2005**	10.00	0.04	1.67	—	1.71	(0.01)	—	(0.01)	11.70	17.13%	6,255	1.35%	7.19%	0.43%	59.93%

* Per share amounts for the year or period are calculated based on average outstanding shares.

** Fund commenced operations September 30, 2004.

*** Class commenced operations on December 9, 2005.

\# Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.

† Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.

†† Ratios for periods less than one year have been annualized.

(1) Ratio does not include expenses of the underlying funds.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of January 31, 2008 (Unaudited)

1. Organization

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers fifteen series portfolios, of which the following are covered by this Semi-Annual Report - the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio and the Old Mutual Asset Allocation Growth Portfolio (each a "Fund" and collectively, the "Funds"). The Funds commenced operations on September 30, 2004.

The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Analytic Defensive Equity Fund, the Old Mutual Analytic Global Defensive Equity Fund, the Old Mutual Clay Finlay China Fund, the Old Mutual Clay Finlay Emerging Markets Fund, the Old Mutual International Equity Fund, the Old Mutual Copper Rock Emerging Growth Fund, the Old Mutual International Bond Fund, the Old Mutual Provident Mid-Cap Growth Fund, the Old Mutual VA Asset Allocation Conservative Portfolio, the Old Mutual VA Asset Allocation Balanced Portfolio and the Old Mutual VA Asset Allocation Moderate Growth Portfolio. In addition, the Trust has registered three other portfolios, the Old Mutual VA Asset Allocation Growth Portfolio, the Old Mutual Analytic VA Defensive Equity Portfolio and the Old Mutual Analytic VA Global Defensive Equity Portfolio; however, these portfolios are not currently offered for sale.

Shareholders may purchase shares of the Funds through four separate classes, Class A, Class C, Class Z and Institutional Class shares. All classes have equal rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund is classified as a diversified management investment company. The Funds' prospectus provides a description of each Fund's investment objective, policies and investment strategies.

Prior to November 19, 2007, each Fund was run under a "fund of managers" structure and invested directly in equity and fixed income security positions. Effective November 19, 2007, each Fund is a "fund of funds" which seeks to achieve its investment objective by investing in a portfolio of affiliated underlying equity and fixed income funds that are advised by Old Mutual Capital, Inc., the Fund's investment adviser. In addition, a portion of its assets may be invested in cash, cash equivalents, or in money market funds. These underlying funds, in turn, invest in a variety of U.S. and foreign equity and fixed income securities. Under normal circumstances, the Funds expect to invest their assets among equity and fixed income funds in the following ranges:

Fund	Equity Fund Allocation	Fixed Income Fund Allocation
Old Mutual Asset Allocation Conservative Portfolio	20 – 40%	60 – 80%
Old Mutual Asset Allocation Balanced Portfolio	50 – 70%	30 – 50%
Old Mutual Asset Allocation Moderate Growth Portfolio	70 – 90%	10 – 30%
Old Mutual Asset Allocation Growth Portfolio	85 – 100%	0 – 10%

On November 19, 2007, the Funds exchanged all of the investment securities and cash held in the Funds within each mandate, for Institutional Class shares of underlying funds with similar investment objectives. A brief description of each of the underlying funds that the Funds currently invest in is as follows.

Old Mutual Advantage Growth Fund seeks long-term capital growth. To pursue its objective, the fund normally invests at least 65% of its net assets in equity securities of medium and large-cap companies with favourable growth prospects, as evidenced by such factors as superior revenue growth, high quality of earnings, global distribution, and strong competitive advantages.

Old Mutual Analytic U.S. Long/Short Fund seeks above-average total returns. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies whose securities are traded in U.S. markets. While the fund may invest in companies of any size, it generally invests in large and mid-cap companies. The Fund may also invest in long and short positions of publicly traded equity securities. The fund's long and short positions may include equity securities of foreign issuers that are traded in U.S. markets. The fund generally takes long equity positions equal to approximately 120% of the fund's equity assets excluding cash, and short equity positions equal to approximately 20% of the fund's equity assets at the time of investment. The fund's long equity exposure ordinarily ranges from 110% to 125% of the fund's net assets and its short equity exposure ordinarily ranges from 10% to 33% of the fund's net assets. The cash received from short sales may be used to invest in long equity positions.

Old Mutual Barrow Hanley Core Bond Fund seeks to maximize total return. To pursue its objective, the fund normally invests at least 80% of its net assets in fixed income securities of varying maturities. Fixed income securities may include: U.S. government securities including Treasury and agency securities, corporate obligations, inflation-indexed securities, commercial and residential mortgage-backed securities, collateralized mortgage obligations and asset-backed securities. The fund may invest up to 25% of its total assets in U.S. dollar denominated foreign debt obligations. The fund may also invest up to 20% of its total assets in non-investment grade securities. The fund has no limitations on the range of maturities of the fixed income securities in which it can invest and will maintain an average portfolio duration that ranges from 80% to 120% of the average duration of the Lehman Brothers U.S. Aggregate Index. The sub-adviser will attempt to maintain an overall weighted average portfolio credit quality at a rating of "AA" (or equivalent) or higher from any nationally recognized statistical rating organization.

Old Mutual Barrow Hanley Value Fund seeks long-term capital growth. The fund is a non-diversified fund. To pursue its objective, the fund normally invests in equity securities of large and mid-cap companies with value characteristics. Undervalued stocks are generally those stocks that are out of favor with investors and, in the opinion of the fund's sub-adviser, are trading at prices that are below average at the time of purchase in relation to such measures as earnings and book value. These stocks often have above average dividend yields.

Old Mutual Clay Finlay Emerging Markets Fund seeks long-term capital appreciation. Under normal market conditions, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities issued by companies in emerging market countries. The fund normally emphasizes equity securities in its portfolio. Equity securities in which the fund may invest include common stocks, preferred stocks, securities convertible into common stocks, depository receipts, rights, and warrants. The fund normally invests in at least 6 emerging market countries, and will not invest more than 35% of assets in securities of issuers in any one emerging country. The fund may also invest up to 20% of assets in debt securities of corporate and government emerging country issuers and in equity and debt securities of corporate issuers and debt securities of corporate and government issuers in developing countries.

Old Mutual Developing Growth Fund seeks long-term capital growth. To pursue this objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-cap companies with growth characteristics at the time of purchase.

Old Mutual Discover Value Fund seeks to provide investors with long-term capital growth. To pursue its objective, the fund normally invests at least 65% of its assets in equity securities of small cap companies with value characteristics. The fund may also invest in larger companies if they represent better prospects for capital appreciation. Although the fund normally invests in equity securities of U.S. companies, it may invest up to 20% of its total assets in foreign securities.

Old Mutual Dwight High Yield Fund seeks to provide investors with a high level of current income. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in high-yield, below investment-grade securities including high-yield corporate bonds and loans, municipal bonds, mortgage-backed and asset-backed securities, income-producing convertible securities, and preferred stocks. The fund may invest up to 30% of its assets in foreign securities. The fund may also invest in derivative instruments such as options, futures contracts, credit default swaps, and swaps and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. Dwight seeks to maintain a minimum average credit quality for the fund's investments at a rating of "B" (or equivalent) or higher from any NRSRO. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Lehman Brothers U.S. Corporate High Yield Index.

Old Mutual Dwight Intermediate Fixed Income Fund seeks a high level of current income consistent with relative stability of principal. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of fixed income securities of varying maturities. The fund generally invests in investment grade fixed income securities but may invest up to 15% of its assets in high yield securities. The fund may also invest in derivative instruments such as options, futures contracts, and options on indices and may engage in certain investment techniques which create market exposure, such as dollar rolls. The fund's investment duration typically ranges from 75% to 125% of the average duration of the Lehman Brothers Intermediate Aggregate Bond Index. The fund's dollar weighted average maturity will typically be between 3 and 10 years.

Old Mutual Focused Fund seeks above-average total returns over a 3 to 5 year market cycle. The fund is a non-diversified fund. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small, medium and large-cap companies. While the fund may invest in companies of any market capitalization, the fund generally invests in large-cap companies that the fund's sub-adviser, believes have sustainable long-term growth prospects but are currently trading at modest relative valuations.

Old Mutual Heitman REIT Fund seeks to provide investors with a high total return consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies principally engaged in the real estate industry, including real estate investment trusts ("REITs"). The fund's sub-adviser considers a company to be principally engaged in the real estate industry if it derives at least 50% of its revenues from the ownership, construction, management, financing or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate.

Old Mutual International Bond Fund seeks high total return and, when consistent with total return, income. To pursue its objective, the fund normally invests in fixed income securities of foreign government and corporate issuers. Those fixed income securities, referred to as "bonds," generally include long-term and short term government bonds, participation interests in loans, corporate debt obligations, "structured" notes, and other debt obligations. The Fund normally invests at least 80% of its net assets, plus borrowings for investment purposes, in "bonds" and invests in at least three countries other than the United States.

Old Mutual International Equity Fund seeks long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of non-U.S. issuers. The fund allocates its assets to securities of issuers located in at least 3 non-U.S. countries and may invest in both developed and emerging markets. Generally, the fund limits its investments in any country to 25% or less of its total assets. However, the fund may invest more than 25% of its assets in issuers organized in Japan or the United Kingdom or in securities quoted or denominated in the Japanese yen, the British pound, or the euro.

Old Mutual Mid-Cap Fund seeks above-average total return over a 3 to 5 year market cycle, consistent with reasonable risk. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the companies in the S&P MidCap 400 Index.

Old Mutual Provident Mid-Cap Growth Fund seeks to provide investors long-term capital appreciation. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowing for investment purposes) in equity securities of mid-cap companies with favorable growth prospects. For purposes of the fund, mid-cap companies are those companies with market capitalizations within the range of companies in the Russell Mid-Cap Growth Index.

Old Mutual TS&W Mid-Cap Value Fund seeks long-term growth. To pursue its objective, the fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of mid-cap companies with value characteristics. For purposes of this fund, mid-cap companies are those companies with market capitalizations similar to the companies in the Russell MidCap® Value Index.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investments in underlying funds are valued at the closing net asset value per share of each underlying fund as reported on each business day. The prospectuses for the underlying funds explain the circumstances under which the underlying funds may use fair value pricing and its effects. Investment securities of a Fund that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board."). The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. (the "Adviser"), determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividend expense on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared at least annually, if available, except Old Mutual Asset Allocation Conservative Portfolio and Old Mutual Asset Allocation Balanced Portfolio, for which dividends are declared at least quarterly, if available. Distributions of net realized capital gains, for each Fund, are generally made to shareholders annually, if available.

Foreign Withholding Taxes — Prior to transitioning to a "fund of funds" structure, the Funds may have been subject to taxes imposed by countries in which they invested with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — Prior to transitioning to a "fund of funds" structure, some of the Funds entered into forward foreign currency contracts as hedges against specific transactions, fund positions or anticipated fund positions. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Funds realize gains and losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Funds could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Investments in Real Estate Investment Trusts — Prior to transitioning to a "fund of funds" structure, some of the Funds invested in REITs. Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

TBA Purchase Commitments — Prior to transitioning to a "fund of funds" structure, some of the Funds entered into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — Prior to transitioning to a "fund of funds" structure, some of the Funds entered into mortgage dollar rolls (principally using TBAs) in which each Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made in respect of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — Prior to transitioning to a "fund of funds" structure, some of the Funds utilized futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction.

Options — Prior to transitioning to a "fund of funds" structure, some of the Funds have written or purchased financial options contracts primarily to hedge against changes in security prices, or securities that the Funds intend to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option.

Collateralized Mortgage Obligations (CMOs) — Prior to transitioning to a "fund of funds" structure, some of the Funds invested directly in CMOs. CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. Investors in these securities may not only be subject to this prepayment risk, but also may be exposed to significant market and liquidity risks. Investors in privately backed CMOs may be exposed to significant credit risk resulting from delinquencies or defaults in the loans backing the mortgage pool.

Payments by Affiliate — During the six-month period ended January 31, 2008, the Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Allocation Moderate Growth Portfolio and Old Mutual Asset Allocation Growth Portfolio were reimbursed by a sub-advisor for trading errors of $3,092, $5,613, and $4,971, respectively.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day. Additionally, each Fund, as a shareholder in the underlying funds, will also indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not reflected in the expenses shown in the Statement of Operations and are not included in the ratios to average net assets shown in the Financial Highlights.

NOTES TO FINANCIAL STATEMENTS — continued

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent expenses shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the six-month period ended January 31, 2008, there were no material redemption fees earned by the Funds.

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a direct, wholly owned subsidiary of OM Group (UK) Limited, which is a direct, wholly owned subsidiary of Old Mutual plc., a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to Investment Advisory Agreements (the "Advisory Agreements"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund. Prior to November 19, 2007, the Adviser was paid as follows (under the "fund of managers" structure):

	Management Fee	Asset Level
Old Mutual Asset Allocation Conservative Portfolio	0.850%	Less than $1 billion
	0.825%	From $1 billion to $2 billion
	0.800%	From $2 billion to $3 billion
	0.775%	Greater than $3 billion
Old Mutual Asset Allocation Balanced Portfolio	0.900%	Less than $1 billion
	0.875%	From $1 billion to $2 billion
	0.850%	From $2 billion to $3 billion
	0.825%	Greater than $3 billion
Old Mutual Asset Allocation Moderate Growth Portfolio	0.900%	Less than $1 billion
	0.875%	From $1 billion to $2 billion
	0.850%	From $2 billion to $3 billion
	0.825%	Greater than $3 billion
Old Mutual Asset Allocation Growth Portfolio	0.950%	Less than $1 billion
	0.925%	From $1 billion to $2 billion
	0.900%	From $2 billion to $3 billion
	0.875%	Greater than $3 billion

Effective November 19, 2007, the Adviser is paid the following rate (under the "fund of funds" structure):

	Management Fee	Asset Level
Old Mutual Asset Allocation Conservative Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Balanced Portfolio	0.200%	Less than $1 billion
	0.175%	From $1 billion to $2 billion
	0.150%	From $2 billion to $3 billion
	0.125%	Greater than $3 billion
Old Mutual Asset Allocation Moderate Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion
Old Mutual Asset Allocation Growth Portfolio	0.250%	Less than $1 billion
	0.225%	From $1 billion to $2 billion
	0.200%	From $2 billion to $3 billion
	0.175%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into an expense limitation agreement ("Expense Limitation Agreement") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses (including acquired (underlying) fund fees and expenses) to a specified percentage of the Funds' average daily net assets through the dates specified below.

The expense limitations are as follows:

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Asset Allocation Conservative Portfolio	1.50%	2.25%	1.25%	1.25%	December 31, 2008
Old Mutual Asset Allocation Balanced Portfolio	1.55%	2.30%	1.30%	1.30%	December 31, 2008
Old Mutual Asset Allocation Moderate Growth Portfolio	1.55%	2.30%	1.30%	1.30%	December 31, 2008
Old Mutual Asset Allocation Growth Portfolio	1.60%	2.35%	1.35%	1.35%	December 31, 2008

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the Expense Limitation Agreement may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Fund to exceed the expense limitation. Consequently, no reimbursement by these Funds will be made unless: (i) the Fund's assets exceed $75 million; (ii) such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed; and (iii) the payment of such reimbursement was approved by the Board. Moreover, to the extent that the Adviser reimburses advisory fees or absorbs operating expenses of a Fund, the Adviser may seek payment of such amounts within two fiscal years after the fiscal year in which fees were reimbursed or absorbed. At January 31, 2008, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows:

	Expires 2008	Expires 2009	Expires 2010	Total
Old Mutual Asset Allocation Conservative Portfolio	$ 168	$ 155	$ 91	$ 414
Old Mutual Asset Allocation Balanced Portfolio	206	200	139	545
Old Mutual Asset Allocation Moderate Growth Portfolio	342	268	257	867
Old Mutual Asset Allocation Growth Portfolio	333	261	235	829

Sub-Advisory Agreements — The Trust, on behalf of the Funds, and the Adviser have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of each of the Funds, which is computed and paid monthly at an annual rate equal to the greater of (i) 0.08% for average daily net assets up to $250 million, 0.07% for average daily net assets from $250 million to $500 million, 0.06% for average daily net assets from $500 million to $750 million, 0.05% for average daily net assets from $750 million to $1 billion, 0.04% for average daily net assets from $1 billion to $2 billion and 0.03% for average daily net assets over $2 billion, or (ii) $200,000.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Acadian Sub-Advisory Agreement") with Acadian Asset Management, LLC ("Acadian"). Acadian is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement prior to November 19, 2007, Acadian is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Acadian, which is computed and paid monthly at an annual rate of 0.45%.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Analytic Sub-Advisory Agreement") with Analytic Investors, LLC ("Analytic"). Analytic is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement prior to November 19, 2007, Analytic is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Analytic, which is computed and paid monthly at an annual rate of 0.35%.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "BHMS Sub-Advisory Agreement") with Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"). Barrow Hanley is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the BHMS Sub-Advisory Agreement prior to November 19, 2007, Barrow Hanley is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Barrow Hanley, which is computed and paid monthly at an annual rate of 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate, 0.35% for the U.S. Large Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Clay Finlay Sub-Advisory Agreement") with Clay Finlay Inc. ("Clay Finlay"). Clay Finlay is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Clay Finlay Sub-Advisory Agreement prior to November 19, 2007, Clay Finlay is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Clay Finlay, which is computed and paid monthly at an annual rate of 0.45% for the International Large Cap Equity mandate and 0.50% for the Emerging Markets Equity mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Dwight Sub-Advisory Agreement") with Dwight Asset Management Company ("Dwight"). Dwight is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Dwight Sub-Advisory Agreement prior to November 19, 2007, Dwight is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Dwight, which is computed and paid monthly at an annual rate of 0.10% for the Cash Management mandate, 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate and 0.25% for the U.S. High Yield Fixed Income mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "THB Sub-Advisory Agreement") with Thomson Horstmann & Bryant, Inc. ("THB"). THB is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the THB Sub-Advisory Agreement prior to November 19, 2007, THB is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by THB, which is computed and paid monthly at an annual rate of 0.60% for the U.S. Small Cap Value mandate and 0.50% for the U.S. Mid Cap Value mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement, as amended (the "Heitman Sub-Advisory Agreement") with Heitman Real Estate Securities LLC ("Heitman"). Heitman is a wholly owned subsidiary of Heitman LLC, which is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Heitman Sub-Advisory Agreement prior to November 19, 2007, Heitman is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Heitman which is computed and paid monthly at an annual rate of 0.40%.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "LRC Sub-Advisory Agreement") with Liberty Ridge Capital, Inc. ("Liberty Ridge"). Liberty Ridge is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the LRC Sub-Advisory Agreement prior to November 19, 2007, Liberty Ridge is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Liberty Ridge, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Blend mandate, 0.45% for the U.S. Mid Cap Equity mandate and 0.50% for the U.S. Small Cap Blend mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Provident Sub-Advisory Agreement") with Provident Investment Counsel ("Provident"). Provident is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Provident Sub-Advisory Agreement prior to November 19, 2007, Provident is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Provident, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Growth mandate and 0.45% for the U.S. Mid Cap Growth mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Rogge Sub-Advisory Agreement") with Rogge Global Partners PLC ("Rogge"). Rogge is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Rogge Sub-Advisory Agreement prior to November 19, 2007, Rogge is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Rogge, which is computed and paid monthly at an annual rate of 0.25%.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "TS&W Sub-Advisory Agreement") with Thompson, Siegel & Walmsley, LLC ("TS&W"). TS&W is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the TS&W Sub-Advisory Agreement prior to November 19, 2007, TS&W is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by TS&W, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Value mandate, 0.40% for the U.S. All Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate, 0.475% for the U.S. Small/Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

Under the "fund of managers" structure, the Trust, on behalf of the Funds, and the Adviser entered into a sub-advisory agreement (the "Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). OMUSH owns 60% of the limited liability company interests of Copper Rock. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement prior to November 19, 2007, Copper Rock is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Copper Rock, which is computed and paid monthly at an annual rate of 0.55%.

The Sub-Advisory Agreements obligate the sub-advisors, other than Ibbotson, to: (i) manage the investment operations of the assets managed by the sub-advisor and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-advisor and to determine from time to time what investment and securities will be purchased, retained or sold on behalf of the Fund and what portion of the assets managed by the sub-advisor will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Fund in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectuses or as the Board or the Adviser may direct from time to time, in conformity with federal securities laws. The Ibbotson Sub-Advisory Agreement obligates Ibbotson to: (i) serve as the strategic asset allocation consultant and sub-advisor to the Adviser for investment model creation and maintenance of each Fund, consistent with the selection of sub-advisors, based upon Ibbotson's recommendations related to appropriate market sectors and investment strategies; (ii) recommend a continuous investment allocation program for each Fund in accordance with each Fund's respective investment objectives, policies and restrictions as stated in the Prospectuses; and (iii) monitor and make recommendations to the Adviser regarding possible changes to the sub-advisors and their investment strategies.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds II and Old Mutual Insurance Series Fund (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. With regard to the Funds, these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each Fund; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Notes to Financial Statements — continued

Prior to November 5, 2007, SEI Investments Global Funds Services served as the sub-administrator to the Funds (the "Former Sub-Administrator") pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") entered into with the Administrator. Under the SEI Sub-Administrative Agreement, the Administrator paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% of the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.010% of the excess over $20 billion and (B) a fee based on the aggregate number of Funds of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Fund, depending on the total number of funds. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plans for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Distributor will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisors may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the six-month period ended January 31, 2008, it retained the following:

| | Service Fees | | Distribution Fees |
	Class A	Class C	Class C
Old Mutual Asset Allocation Conservative Portfolio	$ 209	$11,031	$ 33,093
Old Mutual Asset Allocation Balanced Portfolio	319	59,726	179,177
Old Mutual Asset Allocation Moderate Growth Portfolio	—	87,832	263,496
Old Mutual Asset Allocation Growth Portfolio	86	57,025	171,075

DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund.

Effective November 19, 2007, Bank of New York serves as custodian for each of the Funds. Prior to November 19, 2007, U.S. Bank, N.A. served as the custodian for each of the Funds.

The Funds have entered into a shareholder servicing agreement with the Administrator to provide shareholder support and other shareholder account-related services. The shareholder service fees are reviewed periodically and approved annually by the Board. Shareholder service fees paid to Old Mutual Fund Services for the six-month period ended January 31, 2008 were as follows:

Old Mutual Asset Allocation Conservative Portfolio	$ 949
Old Mutual Asset Allocation Balanced Portfolio	3,469
Old Mutual Asset Allocation Moderate Growth Portfolio	6,869
Old Mutual Asset Allocation Growth Portfolio	7,664

On September 7, 2004, the Board approved an agreement between the Funds and the Administrator to provide shareholder related web development and maintenance services. For its services for the five-month period ended December 31, 2007, Old Mutual Fund Services received a fee of approximately $31,000, which was allocated to each Fund quarterly based on average net assets. Effective December 31, 2007, this agreement was terminated.

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund (together, the "Trusts"), on behalf of certain series portfolio of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended January 31, 2008.

5. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Funds, for the six-month period ended January 31, 2008 were as follows:

	Purchases (000)		Sales and Maturities (000)	
	U.S. Government	Other	U.S. Government	Other
Old Mutual Asset Allocation Conservative Portfolio	$ 6,731	$16,509	$ 6,749	$12,033
Old Mutual Asset Allocation Balanced Portfolio	14,954	51,648	15,376	60,641
Old Mutual Asset Allocation Moderate Growth Portfolio	11,815	75,868	11,443	84,371
Old Mutual Asset Allocation Growth Portfolio	—	65,341	—	74,720

6. SHARE TRANSACTIONS

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07
Shares Issued and Redeemed (000):								
Class A								
Shares Issued	243	644	777	1,435	596	1,866	708	1,989
Shares Issued upon Reinvestment of Distributions	39	23	215	83	207	65	173	33
Shares Redeemed	(172)	(359)	(741)	(763)	(602)	(1,478)	(709)	(658)
Total Class A Share Transactions	110	308	251	755	201	453	172	1,364
Class C								
Shares Issued	1,051	1,264	2,182	4,228	2,777	5,662	1,274	3,545
Shares Issued upon Reinvestment of Distributions	52	22	342	82	449	81	310	53
Shares Redeemed	(425)	(714)	(962)	(1,074)	(1,261)	(1,864)	(650)	(932)
Total Class C Share Transactions	678	572	1,562	3,236	1,965	3,879	934	2,666
Class Z								
Shares Issued	9	44	6	46	1	38	5	43
Shares Issued upon Reinvestment of Distributions	2	1	3	—	2	—	3	—
Shares Redeemed	(2)	—	(3)	—	—	—	—	—
Total Class Z Share Transactions	9	45	6	46	3	38	8	43
Institutional Class								
Shares Issued	1	16	15	86	28	337	186	512
Shares Issued upon Reinvestment of Distributions	21	17	13	37	32	15	82	22
Shares Redeemed	—	(54)	(1,005)	(147)	(470)	72	(548)	(64)
Total Institutional Class Share Transactions	22	(21)	(977)	(24)	(410)	280	(280)	470
Net Increase in Shares Outstanding	819	904	842	4,013	1,759	4,650	834	4,543

Amounts designated as "—" are either $0 or have been rounded to $0.

7. Affiliated Fund of Funds Transactions

The Funds invest in certain mutual funds within the Old Mutual Complex, of which certain funds may be deemed to be under common control because they may share the same Board. A Fund's investment in any of the underlying funds may exceed 25% of the underlying fund's total assets. The financial statements for each of the underlying funds that are part of the Old Mutual Complex may be obtained at oldmutualfunds.com. A summary of the Funds' transactions in affiliated underlying funds during the six-month period ended January 31, 2008 follows:

Old Mutual Asset Allocation Conservative Portfolio:

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 1/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 4,576,111	$ 95,204	$ (380,807)	$ 4,097,282	$ —	$ (2,818)
Old Mutual Analytic U.S. Long/Short Fund	1,365,766	65,045	(75,058)	1,224,201	4,205	(1,462)
Old Mutual Barrow Hanley Core Bond Fund	10,256,661	534,681	164,186	9,924,037	82,226	427
Old Mutual Barrow Hanley Value Fund	2,904,429	81,805	(476,830)	2,334,027	33,653	(11,767)
Old Mutual Dwight High Yield Fund	2,762,039	560,106	(72,451)	2,149,849	53,377	(1,895)
Old Mutual Dwight Intermediate Fixed Income Fund	16,347,662	410,706	348,212	16,350,078	146,110	1,051
Old Mutual Focused Fund	1,385,695	63,314	(93,554)	1,224,326	2,746	(4,501)
Old Mutual International Bond Fund	6,053,906	312,120	164,354	5,900,294	37,453	(5,845)
Old Mutual International Equity Fund	4,041,332	91,051	(442,352)	3,503,535	4,217	(4,394)
Old Mutual Mid-Cap Fund	503,745	4,153	(135,453)	364,076	—	(63)
Old Mutual Provident Mid-Cap Growth Fund	1,887,977	609,132	(116,453)	1,181,414	—	19,022
Old Mutual TS&W Mid-Cap Value Fund	3,806,016	141,708	(168,667)	3,495,315	1,747	(326)
Totals	**$ 55,891,339**	**$2,969,025**	**$ (1,284,873)**	**$ 51,748,434**	**$365,734**	**$ (12,571)**

Old Mutual Asset Allocation Balanced Portfolio:

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 1/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 17,688,394	$ 87,093	$ (1,802,636)	$ 15,795,972	$ —	$ (2,694)
Old Mutual Analytic U.S. Long/Short Fund	8,137,594	41,884	(374,321)	7,720,235	44,041	(1,154)
Old Mutual Barrow Hanley Core Bond Fund	20,238,962	361,927	395,566	20,356,600	190,765	1,544
Old Mutual Barrow Hanley Value Fund	13,769,677	114,357	(2,402,729)	11,239,888	167,976	(12,703)
Old Mutual Clay Finlay Emerging Markets Fund	6,252,419	1,598,623	(530,102)	4,101,338	—	(22,356)
Old Mutual Developing Growth Fund	3,811,436	137,721	(489,783)	3,179,773	—	(4,159)
Old Mutual Discover Value Fund	7,538,146	299,219	(412,444)	6,823,412	—	(3,071)
Old Mutual Dwight High Yield Fund	3,693,038	105,203	(130,932)	3,494,715	83,004	(545)
Old Mutual Dwight Intermediate Fixed Income Fund	32,234,574	741,675	689,074	32,312,878	286,709	4,701
Old Mutual Focused Fund	5,671,374	27,233	(665,890)	4,977,045	27,029	(1,206)
Old Mutual Heitman REIT Fund	3,894,755	80,797	(828,564)	2,956,843	18,549	(28,550)
Old Mutual International Bond Fund	12,665,136	116,807	366,505	12,946,933	83,578	1,596
Old Mutual International Equity Fund	21,704,546	172,204	(2,614,932)	18,909,000	27,428	(8,411)
Old Mutual Mid-Cap Fund	4,134,123	135,654	(1,031,660)	2,920,586	—	(46,223)
Old Mutual Provident Mid-Cap Growth Fund	8,325,107	164,595	(693,590)	7,466,288	—	(634)
Old Mutual TS&W Mid-Cap Value Fund	13,939,667	280,339	(569,232)	13,092,341	8,771	2,245
Totals	**$ 183,698,948**	**$4,465,331**	**$ (11,095,670)**	**$ 168,293,847**	**$ 937,850**	**$ (121,620)**

Notes to Financial Statements — continued

Old Mutual Asset Allocation Moderate Growth Portfolio:

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 1/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 31,985,562	$ 333,382	$ (3,222,921)	$ 28,418,948	$ —	$ (10,311)
Old Mutual Analytic U.S. Long/Short Fund	11,782,109	123,724	(542,563)	11,112,596	62,463	(3,225)
Old Mutual Barrow Hanley Core Bond Fund	14,872,900	1,210,272	273,224	13,995,440	135,530	2,741
Old Mutual Barrow Hanley Value Fund	22,286,538	350,398	(3,833,214)	18,054,270	268,521	(48,655)
Old Mutual Clay Finlay Emerging Markets Fund	10,680,738	1,306,143	(1,066,744)	8,227,656	—	(80,195)
Old Mutual Developing Growth Fund	8,916,270	472,452	(1,124,958)	7,306,858	—	(12,002)
Old Mutual Discover Value Fund	15,764,508	742,715	(851,430)	14,154,217	—	(16,145)
Old Mutual Dwight Intermediate Fixed Income Fund	23,889,370	923,155	503,527	23,576,499	214,970	12,935
Old Mutual Focused Fund	9,773,120	98,099	(1,140,651)	8,530,789	46,609	(3,581)
Old Mutual Heitman REIT Fund	11,367,427	89,299	(2,525,690)	8,747,818	55,266	(4,620)
Old Mutual International Bond Fund	8,478,521	487,973	235,752	8,246,296	55,532	191
Old Mutual International Equity Fund	44,745,959	452,448	(5,446,801)	38,828,928	56,489	(17,783)
Old Mutual Mid-Cap Fund	7,355,619	248,262	(1,848,233)	5,183,844	—	(75,280)
Old Mutual Provident Mid-Cap Growth Fund	12,332,107	327,725	(1,028,485)	10,970,853	—	(5,044)
Old Mutual TS&W Mid-Cap Value Fund	24,755,744	450,414	(1,012,429)	23,285,874	15,489	(7,027)
Totals	$258,986,492	$ 7,616,461	$ (22,631,616)	$228,640,886	$910,869	$ (268,001)

Old Mutual Asset Allocation Growth Portfolio:

Underlying Fund	Purchases at Cost	Proceeds from Sales	Unrealized Appreciation (Depreciation)	Market Value at 1/31/08	Dividend Income	Net Realized Gain (Loss)
Old Mutual Advantage Growth Fund	$ 30,251,858	$ 329,083	$ (3,000,811)	$ 26,918,966	$ —	$ (2,998)
Old Mutual Analytic U.S. Long/Short Fund	10,652,696	153,393	(483,073)	10,014,289	57,502	(1,942)
Old Mutual Barrow Hanley Value Fund	25,644,409	917,656	(4,316,852)	20,208,428	312,966	(201,472)
Old Mutual Clay Finlay Emerging Markets Fund	9,551,585	975,166	(971,978)	7,496,738	—	(107,702)
Old Mutual Developing Growth Fund	7,782,571	126,725	(1,022,085)	6,631,013	—	(2,749)
Old Mutual Discover Value Fund	14,125,705	405,866	(781,635)	12,931,264	—	(6,940)
Old Mutual Focused Fund	8,955,022	72,472	(1,054,628)	7,826,077	43,360	(1,844)
Old Mutual Heitman REIT Fund	14,508,298	98,355	(3,464,828)	10,942,005	75,844	(3,109)
Old Mutual International Equity Fund	40,197,068	403,908	(4,939,775)	34,844,204	52,483	(9,182)
Old Mutual Mid-Cap Fund	4,539,996	91,901	(1,186,509)	3,237,047	—	(24,539)
Old Mutual Provident Mid-Cap Growth Fund	7,991,607	133,157	(670,366)	7,186,813	—	(1,272)
Old Mutual TS&W Mid-Cap Value Fund	17,781,413	1,315,806	(682,575)	15,699,228	11,150	(83,803)
Totals	$ 191,982,228	$5,023,488	$ (22,575,115)	$ 163,936,072	$553,305	$ (447,552)

8. Foreign Holdings Risk

Prior to November 19, 2007, each Fund may have invested directly in foreign securities and under the "fund of fund" structure, certain underlying funds may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

9. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes on January 31, 2008. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Funds to analyze all open tax years, fiscal years 2003 – 2006 as defined by Statute of Limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended January 31, 2008, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2007, primarily attributable to certain net operating losses, different treatment for gains and losses on paydowns of mortgage- and asset-backed securities for tax purposes, reclassifications of long-term capital gain distributions on Real Estate Investment Trust securities, reclassifications of capital gain distributions investments in Passive Foreign Investment Companies, foreign currency translation and return of capital which, for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Accumulated Net Realized Gain (000)	Increase/(Decrease) Undistributed Net Investment Income (000)
Old Mutual Asset Allocation Conservative Portfolio	$100	$(100)
Old Mutual Asset Allocation Balanced Portfolio	267	(267)
Old Mutual Asset Allocation Moderate Growth Portfolio	339	(339)

The tax character of dividends and distributions declared during the year or periods ended July 31, 2007 and 2006 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio			
2007	$ 889	$ 140	$1,029
2006	562	—	562
Old Mutual Asset Allocation Balanced Portfolio			
2007	2,576	1,142	3,718
2006	1,230	—	1,230
Old Mutual Asset Allocation Moderate Growth Portfolio			
2007	2,292	1,107	3,399
2006	500	—	500
Old Mutual Asset Allocation Growth Portfolio			
2007	1,357	840	2,197
2006	419	3	422

Amounts designated as "—" are either $0 or have been rounded to $0.

As of July 31, 2007, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long Term Capital Gain (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Post October Currency Losses (000)	Unrealized Appreciation (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 532	$ 495	$—	$—	$ —	$ 1,905	$(14)	$ 2,918
Old Mutual Asset Allocation Balanced Portfolio	4,911	2,259	—	—	(28)	11,425	(32)	18,535
Old Mutual Asset Allocation Moderate Growth Portfolio	7,417	3,557	—	—	(114)	20,296	(18)	31,138
Old Mutual Asset Allocation Growth Portfolio	4,969	2,430	—	—	(185)	16,179	(15)	23,378

 Amounts designated as "—" are either $0 or have been rounded to $0.

Post-October losses represent losses realized on investment transactions from November 1, 2006 through July 31, 2007 that, in accordance with Federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short and written option contracts, held by each Fund at January 31, 2008 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (Depreciation) (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 53,668	$ 676	$ (1,961)	$ (1,285)
Old Mutual Asset Allocation Balanced Portfolio	180,818	1,452	(12,547)	(11,095)
Old Mutual Asset Allocation Moderate Growth Portfolio	253,064	1,011	(23,643)	(22,632)
Old Mutual Asset Allocation Growth Portfolio	188,481	—	(22,575)	(22,575)

10. New Accounting Pronouncements

In September 2006, FASB issued *Statement on Financial Accounting Standards* (SFAS) No. 157, *"Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. As of January 31, 2008, the Funds do not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888.772.2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (UNAUDITED)

Six Month Hypothetical Expense Example January 31, 2008

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended January 31, 2008.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 8/1/07	Ending Account Value 1/31/08	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*		Beginning Account Value 8/1/07	Ending Account Value 1/31/08	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Conservative Portfolio — Class A					Old Mutual Asset Allocation Balanced Portfolio — Class Z				
Actual Fund Return	$1,000.00	$1,019.20	1.17%	$ 5.94	Actual Fund Return	$1,000.00	$ 981.20	0.93%	$ 4.63
Hypothetical 5% Return	1,000.00	1,025.08	1.17	5.96	Hypothetical 5% Return	1,000.00	1,020.46	0.93	4.72
Old Mutual Asset Allocation Conservative Portfolio — Class C					Old Mutual Asset Allocation Balanced Portfolio — Institutional Class				
Actual Fund Return	1,000.00	1,015.80	1.91	9.68	Actual Fund Return	1,000.00	980.70	1.22	6.07
Hypothetical 5% Return	1,000.00	1,025.04	1.91	9.72	Hypothetical 5% Return	1,000.00	1,019.00	1.22	6.19
Old Mutual Asset Allocation Conservative Portfolio — Class Z					Old Mutual Asset Allocation Moderate Growth Portfolio — Class A				
Actual Fund Return	1,000.00	1,021.10	0.91	4.62	Actual Fund Return	1,000.00	955.40	1.17	5.75
Hypothetical 5% Return	1,000.00	1,025.09	0.91	4.63	Hypothetical 5% Return	1,000.00	1,025.08	1.17	5.96
Old Mutual Asset Allocation Conservative Portfolio — Institutional Class					Old Mutual Asset Allocation Moderate Growth Portfolio — Class C				
Actual Fund Return	1,000.00	1,019.70	0.92	4.67	Actual Fund Return	1,000.00	952.30	1.91	9.37
Hypothetical 5% Return	1,000.00	1,020.51	0.92	4.67	Hypothetical 5% Return	1,000.00	1,025.04	1.91	9.72
Old Mutual Asset Allocation Balanced Portfolio — Class A					Old Mutual Asset Allocation Moderate Growth Portfolio — Class Z				
Actual Fund Return	1,000.00	980.40	1.19	5.92	Actual Fund Return	1,000.00	956.70	0.90	4.43
Hypothetical 5% Return	1,000.00	1,019.15	1.19	6.04	Hypothetical 5% Return	1,000.00	1,025.09	0.90	4.58
Old Mutual Asset Allocation Balanced Portfolio — Class C					Old Mutual Asset Allocation Moderate Growth Portfolio — Institutional Class				
Actual Fund Return	1,000.00	976.40	1.93	9.59	Actual Fund Return	1,000.00	957.20	1.00	4.92
Hypothetical 5% Return	1,000.00	1,015.43	1.93	9.78	Hypothetical 5% Return	1,000.00	1,020.11	1.00	5.08

	Beginning Account Value 8/1/07	Ending Account Value 1/31/08	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Growth Portfolio — Class A				
Actual Fund Return	$1,000.00	$ 925.00	1.18%	$ 5.71
Hypothetical 5% Return	1,000.00	1,025.08	1.18	6.01
Old Mutual Asset Allocation Growth Portfolio — Class C				
Actual Fund Return	1,000.00	921.90	1.92	9.28
Hypothetical 5% Return	1,000.00	1,025.04	1.92	9.77
Old Mutual Asset Allocation Growth Portfolio — Class Z				
Actual Fund Return	1,000.00	926.00	0.92	4.45
Hypothetical 5% Return	1,000.00	1,025.09	0.92	4.68
Old Mutual Asset Allocation Growth Portfolio — Institutional Class				
Actual Fund Return	1,000.00	926.00	0.98	4.74
Hypothetical 5% Return	1,000.00	1,020.21	0.98	4.98

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

OLD MUTUAL

Funds distributed by Old Mutual Investment Partners
R-08-251 03/2008

OLD MUTUAL®
Funds I

Old Mutual Funds I

SEMI-ANNUAL REPORT

January 31, 2008

Old Mutual Analytic Defensive Equity Fund
Old Mutual Analytic Global Defensive Equity Fund
Old Mutual Clay Finlay China Fund
Old Mutual Clay Finlay Emerging Markets Fund
Old Mutual Copper Rock Emerging Growth Fund
Old Mutual International Bond Fund
Old Mutual International Equity Fund
Old Mutual Provident Mid-Cap Growth Fund

TABLE OF CONTENTS

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ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call toll-free at 888-772-2888 or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge applied to the extent applicable. Each of the Funds, except Old Mutual International Bond Fund and Old Mutual Provident Mid-Cap Growth Fund, offers Class A, Class C, Class Z and Institutional Class shares. The Old Mutual International Bond Fund and Old Mutual Provident Mid-Cap Growth Fund offer Institutional Class shares only. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of January 31, 2008, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of January 31, 2008 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. Investments in foreign securities may entail unique risks, including political, market and currency risks. An investment in a regional fund may involve greater risk and volatility than a more diversified investment. Investing in fixed income securities involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. High-yield bonds involve a greater risk of default and price volatility than U.S. Government and other higher-quality bonds. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivatives purchased or sold.

ABOUT THIS REPORT — concluded

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The total return figures for the Morgan Stanley Capital International ("MSCI") indexes assume change in security prices and the deduction of local taxes. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

Indexes:

Citigroup Non-U.S. Dollar World Government Bond Index

The Citigroup Non-U.S. Dollar World Government Bond Index is a market-weighted index designed to reflect the performance of the international developed-government fixed income markets in the following 20 countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom, and the United States.

MSCI China Index

The unmanaged MSCI China Index is a market capitalization-weighted index of Chinese equities that includes Red Chips and H shares listed on the Hong Kong Stock Exchange and B shares listed on the Shanghai and Shenzhen Exchanges. Red Chips are Mainland Chinese companies listed on the Hong Kong Stock Exchange that are incorporated in Hong Kong. H Shares are Mainland Chinese companies listed on the Hong Kong Stock Exchange that are incorporated in Mainland China and approved by the China Securities Regulatory Commission for a listing in Hong Kong. B Shares are Mainland Chinese stocks listed on the Shanghai and Shenzhen stock exchanges, available to Chinese and foreign investors.

MSCI EAFE® Index

The unmanaged MSCI EAFE® Index is a market capitalization-weighted index that measures the performance of stock markets in various countries in Europe, Australasia and the Far East. The MSCI EAFE Index contains a representative sampling of over 900 small-, medium- and large-capitalization stocks from countries in these regions.

MSCI Emerging Markets Index

The unmanaged MSCI Emerging Markets Index is a market capitalization-weighted index of over 650 stocks traded in 27 of the world's emerging equity markets.

MSCI World Index

The unmanaged MSCI World Index is a market capitalization-weighted index that measures the performance of major world stock markets, including the United States.

Russell 2000® Growth Index

The Russell 2000® Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth rates.

Russell 3000® Value Index

Measures the performance of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000 Value or the Russell 2000 Value Indexes.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Russell Midcap® Growth Index

The unmanaged Russell Midcap® Growth Index consists of stocks from the Russell Midcap® Index with a greater than average growth orientation.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index of large-cap common stocks considered representative of the broad market.

Index returns and statistical data included in this report are provided by Bloomberg and FactSet.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am pleased to share this review of the semi-annual period ended January 31, 2008 with you. Overall, the market lost ground during the period. Investors saw the S&P 500 Index return (4.32)% and the broad-market Russell 3000® Growth and Russell 3000® Value Indexes posted returns of (3.41)% and (5.70)%, respectively. In short, there was much uncertainty throughout the period and market volatility was widespread.

Culprits of volatility included a downturn in the housing market, a sub-prime lending crisis and ensuing credit crunch, inflationary fears, rising commodity prices, slowing US economic growth, a falling dollar and geopolitical tensions. Adding to the malaise, energy prices achieved new highs during the period with oil prices reaching $100 per barrel for the first time and gold prices surged as investors sought to hedge exposure to increasing inflation and a possible global economic slowdown. In mid-September the Federal Reserve Board began to implement a series of interventions aimed at stabilizing credit markets and helping homeowners. Market sentiment was mixed as to whether the credit and housing turmoil might foreshadow an impending economic slowdown. Despite these macroeconomic warning signs, investors took heart in the fact that global growth continued to march forward, incomes continued to rise, employment figures remained strong, exports gained ground, overseas demand remained strong and mortgage rates were at historically low levels. These constructive indicators offered hope and many market pundits remained positive in their overall investment outlook noting that, as easier monetary policy works its way through the system, corporate profits may rebound sooner than anticipated.

Against this backdrop, the series funds of Old Mutual Funds I discussed in this report produced results that were generally in-line with the returns of their respective benchmarks. For more complete information, please refer to the subsequent pages, which discuss each Fund's activities and returns in great detail.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other contact information.

Sincerely,



Julian F. Sluyters
President
Old Mutual Funds I

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OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Performance Highlights

- *For the six-month period ended January 31, 2008, the Old Mutual Analytic Defensive Equity Fund underperformed its benchmark, the S&P 500 Index. The Fund's Class A shares posted a (10.91)% return at net asset value for the period, while the S&P 500 Index returned (4.32)%.*

- *Equities detracted from Fund performance during the period.*

- *Options contributed positively to Fund performance during the period as a result of the declining equity market environment.*

- *Overall, global asset allocation had a negative impact on Fund performance during the period, as both equity and currency positions performed poorly.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2008, Class A shares of the Old Mutual Analytic Defensive Equity Fund (the "Fund") underperformed its benchmark, the S&P 500 Index (the "Index"). The Fund's Class A shares posted a (10.91)% return at net asset value for the period, while the S&P 500 Index returned (4.32)%. Performance for all share classes can be found on page 8.

Q. What investment environment did the Fund face during the past six months?

A. US stocks declined during the period as investors maintained a bearish outlook and as concerns over the credit crisis and the state of the economy plagued the markets. Consumer sentiment fell during the period, marking the lowest reading since October 1992 (excluding the Hurricane Katrina period). Additionally, housing woes persisted after reports showed that housing starts fell to fourteen year lows, new home sales fell to a twelve and a half year low in November, and home foreclosures hit record highs. In an effort to calm the intense speculation of an economic slowdown, the Federal Reserve Board cut short-term interest rates five times over the period.

Q. Which market factors influenced the Fund's relative performance?

A. Equities detracted from Fund performance during the period, which slightly underperformed the Fund's Index. Investor behavior was inconsistent with that seen over recent years, as various investor trends reversed sharply during the period. However, the Fund benefited from long positions based on certain technical characteristics, such as price momentum and five-month return, as well as short positions in liquidity characteristics, such as trading volume. Conversely, long positions in companies with valuation characteristics, such as sales to price and predicted earnings to price, as well as in companies with above average recent earnings growth, proved unsuccessful as investors penalized these characteristics over the period.

Options contributed positively to Fund performance during the period as a result of the declining equity market environment. Additionally, S&P 500 and banking index contracts performed well, but contracts written on gold and oil indexes detracted from performance over the period.

Overall, global asset allocation had a negative impact on Fund performance during the period, as both equity and currency positions performed poorly. Within equities, long positions in German and Dutch equity markets were a drag on performance as these markets underperformed short positions in Australian and Canadian equity markets. Within currencies, short positions in the Canadian dollar, euro and Swiss franc detracted from performance, as did a short position in the Japanese yen, while a long position in the Norwegian krone contributed positively to the Fund's returns.

Q. How did portfolio composition affect Fund performance?

A. Among the best performing stock holdings, relative to the benchmark, was a long position in JPMorgan Chase, as the financial services company's stock saw moderate gains during the period amid a decline in the financial sector as a whole. The rise in the company's stock price was primarily due to the fact that JP Morgan Chase was seen as better prepared for a US slowdown than most financial sector firms. Also contributing positively to performance was a long position in Archer-Daniels-Midland, whose stock rose as the agriculture firm benefited from strong earnings and rising sales as lower profits on ethanol production were offset by strong profits from the company's traditional food business. Additionally, a long position in pharmacy benefit management firm Medco Health Solutions helped performance as the company's stock soared due to increasing earnings growth and a two-for-one stock split.

Detracting from performance was a long position in Boeing. The aerospace and defense company's stock fell, due in large part to continued delays in the much-anticipated completion of the 787 Dreamliner aircraft. Also detracting from performance was a long position in Tyson Foods as the meat producer's stock fell after the company lowered its full-year earnings projections. Finally, a long position in General Electric also detracted from performance. The conglomerate's stock fell as record energy prices and a weakening economy worried investors.

Q. What is the investment outlook for the US large-cap stock market?

A. Analytic Investors, LLC's ("Analytic") investment process is based on the belief that investor preferences change, but change slowly over time. As a result, Analytic continues to emphasize stocks with attractive sales to price ratios and above average relative earnings yields. In addition, Analytic continues to emphasize companies with a sensitivity to low quality debt as well as companies with attractive cash flow to price ratios. Finally, Analytic continues to deemphasize companies with above average financial leverage, in addition to deemphasizing those with above average dividend yields and high trading volume.

*Top Ten Holdings
as of January 31, 2008*

U.S. Treasury Bill, 3.052%, 06/05/08	6.2%
Exxon Mobil	4.6%
General Electric	3.7%
AT&T	2.8%
Chevron	2.6%
JPMorgan Chase	2.4%
Altria Group	2.4%
Hewlett-Packard	2.1%
Boeing	1.8%
Procter & Gamble	1.7%
As a % of Total Fund Investments*	30.3%

*Top Ten Holdings are all long positions.

Analytic Defensive Equity Fund

Old Mutual Analytic Defensive Equity Fund — continued

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of January 31, 2008

	Inception Date	6 Month Return*	Annualized 1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Inception to Date
Class A with load	03/31/05	(16.06)%	(15.23)%	n/a	n/a	1.33%
Class A without load	03/31/05	(10.91)%	(10.04)%	n/a	n/a	3.47%
Class C with load	03/31/05	(12.04)%	(11.48)%	n/a	n/a	2.74%
Class C without load	03/31/05	(11.21)%	(10.65)%	n/a	n/a	2.74%
Class Z	07/01/78	(10.77)%	(9.72)%	9.97%	7.15%	10.11%[1]
Institutional Class	12/09/05[2]	(10.79)%	(9.73)%	n/a	n/a	0.34%
S&P 500 Index	07/01/78	(4.32)%	(2.31)%	12.04%	5.14%	12.80%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

*Not annualized.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated February 4, 2008 to the prospectus dated November 19, 2007) are 1.96% and 1.92%; 2.67% and 2.67%; 1.66% and 1.66%; 1.60% and 1.60%, respectively.

On December 9, 2005, Old Mutual Analytic Defensive Equity Fund (the "Fund") acquired substantially all the assets and liabilities of the Analytic Defensive Equity Fund, a series of The Advisors' Inner Circle Fund (the "Predecessor Fund"). On June 24, 2002, the Predecessor Fund acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund, a series of UAM Funds, Inc. II. Substantially similar strategies and policies were used to manage each of the funds. The Fund's Class Z shares are the successor class of the Predecessor Fund's Institutional Class. The Fund's Institutional Class is new.

[1] Based on Predecessor Fund's inception date of July 1, 1978. Total return is annualized.

[2] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 16, 2005.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on July 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other shares will vary due to differences in sales charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2008 — % of Total Fund Investments



Cash Equivalents (0.9%)
Options Contracts (0.4%)
U.S. Treasury Obligations (6.2%)
Common Stock (92.5%)

Schedule of Investments

As of January 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock — 113.5%		
Advertising Agencies — 0.8%		
Interpublic Group* (D)	620,650	$ 5,542
Total Advertising Agencies		5,542
Aerospace/Defense — 4.1%		
Boeing (D)	192,142	15,982
Lockheed Martin (D)	62,364	6,730
Raytheon (D)	106,104	6,912
Total Aerospace/Defense		29,624
Agricultural Chemicals — 0.6%		
Monsanto (D)	35,717	4,016
Total Agricultural Chemicals		4,016
Agricultural Operations — 1.3%		
Archer-Daniels-Midland (D)	211,885	9,334
Total Agricultural Operations		9,334
Airlines — 0.7%		
Delta Air Lines* (D)	254,127	4,277
Northwest Airlines* (D)	51,044	955
Total Airlines		5,232
Applications Software — 1.2%		
Microsoft (D)	269,816	8,796
Total Applications Software		8,796
Audio/Video Product — 0.0%		
Harman International Industries (D)	1,272	59
Total Audio/Video Product		59
Auto/Truck Parts & Equipment-Original — 0.6%		
TRW Automotive Holdings* (D)	176,030	4,036
Total Auto/Truck Parts & Equipment-Original		4,036
Auto-Cars/Light Trucks — 1.3%		
Ford Motor* (D)	1,209,587	8,032
General Motors (D)	58,645	1,660
Total Auto-Cars/Light Trucks		9,692
Beverages-Wine/Spirits — 0.3%		
Constellation Brands, Cl A* (D)	98,306	2,055
Total Beverages-Wine/Spirits		2,055
Brewery — 0.0%		
Molson Coors Brewing, Cl B (D)	7,731	345
Total Brewery		345

Description	Shares	Value (000)
Building & Construction Products-Miscellaneous — 0.4%		
Owens Corning* (D)	126,140	$ 2,742
Total Building & Construction Products-Miscellaneous		2,742
Cable TV — 1.4%		
Cablevision Systems, Cl A* (D)	59,280	1,392
Comcast, Cl A* (D)	88,140	1,601
DIRECTV Group* (D)	326,552	7,374
Time Warner Cable, Cl A* (D)	3,349	84
Total Cable TV		10,451
Cellular Telecommunications — 0.9%		
US Cellular* (D)	91,362	6,496
Total Cellular Telecommunications		6,496
Chemicals-Diversified — 0.1%		
PPG Industries (D)	7,404	489
Total Chemicals-Diversified		489
Chemicals-Specialty — 1.7%		
Ashland (D)	250,425	11,402
Cabot (D)	9,781	291
Ecolab (D)	14,496	699
Total Chemicals-Specialty		12,392
Commercial Banks-Central US — 0.1%		
BOK Financial (D)	8,321	453
Total Commercial Banks-Central US		453
Commercial Banks-Southern US — 0.0%		
First Citizens BancShares, Cl A (D)	1,149	157
Total Commercial Banks-Southern US		157
Commercial Services-Finance — 0.1%		
Western Union (D)	21,177	474
Total Commercial Services-Finance		474
Computer Services — 3.0%		
Computer Sciences* (D)	214,640	9,084
Electronic Data Systems (D)	459,749	9,241
Unisys* (D)	805,612	3,351
Total Computer Services		21,676
Computers — 4.2%		
Hewlett-Packard (D)	421,047	18,421
International Business Machines (D)	13,392	1,437
Sun Microsystems* (D)	587,145	10,275
Total Computers		30,133

OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2008 (UNAUDITED)

Description	Shares	Value (000)
Consulting Services — 0.1%		
Accenture, Cl A (D)	27,160	$ 940
Total Consulting Services		940
Containers-Metal/Glass — 0.9%		
Crown Holdings* (D)	271,106	6,647
Total Containers-Metal/Glass		6,647
Cosmetics & Toiletries — 2.1%		
Procter & Gamble (D)	229,891	15,161
Total Cosmetics & Toiletries		15,161
Data Processing/Management — 0.7%		
MasterCard, Cl A (D)	19,181	3,970
MoneyGram International (D)	140,600	751
Total Data Processing/Management		4,721
Distribution/Wholesale — 1.4%		
Ingram Micro, Cl A* (D)	65,015	1,156
Tech Data* (D)	148,373	5,101
WESCO International* (D)	31,617	1,336
WW Grainger (D)	36,670	2,918
Total Distribution/Wholesale		10,511
Diversified Manufacturing Operations — 5.8%		
Carlisle (D)	10,188	339
General Electric (D)	935,721	33,134
Harsco (D)	11,904	678
Honeywell International (D)	131,102	7,744
Total Diversified Manufacturing Operations		41,895
E-Commerce/Products — 0.5%		
Amazon.com* (D)	49,002	3,807
Total E-Commerce/Products		3,807
E-Commerce/Services — 0.6%		
eBay* (D)	76,952	2,069
Expedia* (D)	57,675	1,328
HLTH* (D)	100,643	1,126
Total E-Commerce/Services		4,523
Electric-Integrated — 0.6%		
Alliant Energy (D)	2,680	99
PG&E (D)	95,194	3,907
Total Electric-Integrated		4,006
Electronic Components-Miscellaneous — 0.4%		
AVX (D)	18,863	246
Jabil Circuit (D)	84,344	1,118
Vishay Intertechnology* (D)	117,989	1,238
Total Electronic Components-Miscellaneous		2,602

Description	Shares	Value (000)
Electronic Components-Semiconductors — 1.7%		
Broadcom, Cl A* (D)	9,640	$ 213
Fairchild Semiconductor International* (D)	182,276	2,233
Texas Instruments (D)	311,884	9,647
Total Electronic Components-Semiconductors		12,093
Electronic Design Automation — 0.1%		
Synopsys* (D)	49,103	1,081
Total Electronic Design Automation		1,081
Electronic Parts Distribution — 1.6%		
Arrow Electronics* (D)	234,194	8,014
Avnet* (D)	104,677	3,728
Total Electronic Parts Distribution		11,742
Engineering/R&D Services — 2.6%		
Fluor (D)	40,042	4,872
Jacobs Engineering Group* (D)	93,473	7,145
KBR* (D)	128,193	4,050
Shaw Group* (D)	15,628	883
URS* (D)	40,320	1,770
Total Engineering/R&D Services		18,720
Fiduciary Banks — 1.8%		
Bank of New York Mellon (D)	199,753	9,314
Northern Trust (D)	41,733	3,062
State Street (D)	6,133	504
Total Fiduciary Banks		12,880
Finance-Auto Loans — 0.0%		
AmeriCredit* (D)	7,846	104
Total Finance-Auto Loans		104
Finance-Investment Banker/Broker — 4.5%		
Charles Schwab (D)	496,668	11,076
JPMorgan Chase (D)	455,664	21,667
Total Finance-Investment Banker/Broker		32,743
Food-Dairy Products — 0.2%		
Dean Foods (D)	53,883	1,509
Total Food-Dairy Products		1,509
Food-Meat Products — 0.4%		
Tyson Foods, Cl A (D)	196,352	2,798
Total Food-Meat Products		2,798

Description	Shares	Value (000)
Food-Miscellaneous/Diversified — 0.4%		
Corn Products International (D)	58,102	$ 1,964
Kraft Foods, Cl A (D)	30,592	895
Total Food-Miscellaneous/Diversified		2,859
Food-Retail — 1.2%		
Kroger (D)	342,745	8,723
Total Food-Retail		8,723
Food-Wholesale/Distribution — 0.3%		
SYSCO (D)	83,397	2,423
Total Food-Wholesale/Distribution		2,423
Gas-Distribution — 0.5%		
Sempra Energy (D)	67,039	3,747
Total Gas-Distribution		3,747
Gold Mining — 0.6%		
Newmont Mining (D)	78,550	4,268
Total Gold Mining		4,268
Health Care Cost Containment — 1.6%		
McKesson (D)	182,650	11,469
Total Health Care Cost Containment		11,469
Hotels & Motels — 1.3%		
Marriott International, Cl A (D)	198,707	7,146
Wyndham Worldwide (D)	89,851	2,117
Total Hotels & Motels		9,263
Human Resources — 0.2%		
Manpower (D)	29,259	1,646
Total Human Resources		1,646
Independent Power Producer — 1.2%		
Reliant Energy* (D)	412,602	8,776
Total Independent Power Producer		8,776
Industrial Gases — 0.2%		
Airgas (D)	28,202	1,309
Total Industrial Gases		1,309
Instruments-Scientific — 0.6%		
Applied Biosystems Group (D)	120,904	3,812
Thermo Fisher Scientific* (D)	4,611	237
Total Instruments-Scientific		4,049

Description	Shares	Value (000)
Insurance Brokers — 0.2%		
AON (D)	36,395	$ 1,584
Total Insurance Brokers		1,584
Investment Management/Advisory Services — 1.6%		
Blackrock (D)	18,710	4,137
Franklin Resources (D)	61,998	6,462
GLG Partners* (D)	44,745	528
Janus Capital Group (D)	5,742	155
Total Investment Management/Advisory Services		11,282
Life/Health Insurance — 1.1%		
Cigna (D)	148,244	7,288
Prudential Financial (D)	8,988	758
Total Life/Health Insurance		8,046
Machinery-Pumps — 0.4%		
Flowserve (D)	33,447	2,747
Total Machinery-Pumps		2,747
Medical Products — 0.9%		
Baxter International (D)	3,237	197
Stryker (D)	95,267	6,380
Total Medical Products		6,577
Medical-Biomedical/Genetic — 2.0%		
Amgen* (D)	121,213	5,647
Genentech* (D)	128,212	8,999
Total Medical-Biomedical/Genetic		14,646
Medical-HMO — 2.7%		
Aetna (D)	4,901	261
Health Net* (D)	10,458	486
Humana* (D)	131,053	10,524
WellPoint* (D)	104,590	8,179
Total Medical-HMO		19,450
Medical-Wholesale Drug Distributors — 3.2%		
AmerisourceBergen (D)	252,679	11,787
Cardinal Health (D)	197,101	11,426
Total Medical-Wholesale Drug Distributors		23,213
Metal Processors & Fabricators — 0.4%		
Timken (D)	104,301	3,153
Total Metal Processors & Fabricators		3,153

OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2008 (UNAUDITED)

Description	Shares	Value (000)
Multi-Line Insurance — 3.7%		
ACE (D)	40,792	$ 2,380
American National Insurance (D)	2,575	323
Hartford Financial Services Group (D)	28,437	2,297
Loews (D)	232,356	10,849
MetLife (D)	187,572	11,061
Total Multi-Line Insurance		26,910
Multimedia — 0.5%		
Time Warner (D)	115,421	1,817
Walt Disney (D)	61,800	1,850
Total Multimedia		3,667
Non-Hazardous Waste Disposal — 0.1%		
Allied Waste Industries* (D)	95,108	937
Total Non-Hazardous Waste Disposal		937
Office Furnishings — 0.2%		
Steelcase, Cl A (D)	93,020	1,426
Total Office Furnishings		1,426
Oil Companies-Exploration & Production — 1.2%		
Occidental Petroleum (D)	20,988	1,424
Plains Exploration & Production* (D)	147,490	7,174
Total Oil Companies-Exploration & Production		8,598
Oil Companies-Integrated — 10.0%		
Chevron (D)	273,881	23,143
ConocoPhillips (D)	56,557	4,543
Exxon Mobil (D)	468,998	40,521
Marathon Oil (D)	81,864	3,835
Murphy Oil (D)	5,218	384
Total Oil Companies-Integrated		72,426
Oil Field Machinery & Equipment — 0.1%		
National Oilwell Varco* (D)	10,561	636
Total Oil Field Machinery & Equipment		636
Oil-Field Services — 0.9%		
Halliburton (D)	92,280	3,061
Schlumberger (D)	34,616	2,612
Weatherford International* (D)	9,325	576
Total Oil-Field Services		6,249
Paper & Related Products — 0.6%		
International Paper (D)	26,095	842
Rayonier (D)	62,083	2,627
Smurfit-Stone Container* (D)	95,441	906
Total Paper & Related Products		4,375

Description	Shares	Value (000)
Pharmacy Services — 1.8%		
Medco Health Solutions* (D)	263,240	$ 13,183
Total Pharmacy Services		13,183
Pipelines — 0.6%		
Williams (D)	135,596	4,335
Total Pipelines		4,335
Printing-Commercial — 0.3%		
RR Donnelley & Sons (D)	60,706	2,118
Total Printing-Commercial		2,118
Property/Casualty Insurance — 1.7%		
Alleghany* (D)	2,943	1,112
Travelers (D)	208,984	10,052
White Mountains Insurance (D)	2,594	1,258
Total Property/Casualty Insurance		12,422
Real Estate Management/Services — 0.3%		
Jones Lang LaSalle (D)	31,525	2,453
Total Real Estate Management/Services		2,453
Real Estate Operation/Development — 0.1%		
Forestar Real Estate Group* (D)	26,038	595
Total Real Estate Operation/Development		595
Reinsurance — 0.3%		
PartnerRe (D)	11,222	890
Transatlantic Holdings (D)	23,437	1,598
Total Reinsurance		2,488
REITs-Apartments — 0.2%		
AvalonBay Communities (D)	13,986	1,314
Total REITs-Apartments		1,314
REITs-Hotels — 0.3%		
Host Hotels & Resorts (D)	138,499	2,318
Total REITs-Hotels		2,318
REITs-Mortgage — 0.1%		
Annaly Capital Management (D)	18,624	367
Total REITs-Mortgage		367
REITs-Office Property — 0.8%		
Boston Properties (D)	63,050	5,796
Total REITs-Office Property		5,796
Rental Auto/Equipment — 0.1%		
Hertz Global Holdings* (D)	47,091	703
Total Rental Auto/Equipment		703

Description	Shares	Value (000)
Retail-Apparel/Shoe — 0.9%		
Hanesbrands* (D)	259,970	$ 6,658
Total Retail-Apparel/Shoe		6,658
Retail-Automobile — 0.2%		
Penske Auto Group (D)	98,147	1,782
Total Retail-Automobile		1,782
Retail-Consumer Electronics — 0.9%		
Best Buy (D)	130,877	6,388
Total Retail-Consumer Electronics		6,388
Retail-Discount — 1.6%		
Big Lots* (D)	372,591	6,468
Costco Wholesale (D)	17,922	1,218
Wal-Mart Stores (D)	72,973	3,713
Total Retail-Discount		11,399
Retail-Drug Store — 0.3%		
Rite Aid* (D)	826,989	2,448
Total Retail-Drug Store		2,448
Saving & Loan/Thrifts-Central US — 0.1%		
Capitol Federal Financial (D)	1,760	57
TFS Financial* (D)	43,668	521
Total Saving & Loan/Thrifts-Central US		578
Saving & Loan/Thrifts-Southern US — 0.1%		
Guaranty Financial Group* (D)	36,738	511
Total Saving & Loan/Thrifts-Southern US		511
Semiconductor Components-Integrated Circuits — 0.2%		
Atmel* (D)	517,477	1,635
Total Semiconductor Components-Integrated Circuits		1,635
Steel-Producers — 0.0%		
AK Steel Holding (D)	4,486	214
Total Steel-Producers		214
Super-Regional Banks-US — 1.5%		
Bank of America (D)	6,533	290
Capital One Financial (D)	157,964	8,658
Wachovia (D)	55,057	2,143
Total Super-Regional Banks-US		11,091
Telecommunications Services — 0.6%		
Amdocs* (D)	140,189	4,639
Total Telecommunications Services		4,639

Description	Shares	Value (000)
Telephone-Integrated — 3.8%		
AT&T (D)	655,128	$ 25,216
Verizon Communications (D)	67,316	2,614
Total Telephone-Integrated		27,830
Television — 0.2%		
DISH Network Cl A* (D)	51,393	1,451
Total Television		1,451
Tobacco — 3.0%		
Altria Group (D)	284,372	21,561
Total Tobacco		21,561
Tools-Hand Held — 0.6%		
Snap-On (D)	96,050	4,718
Total Tools-Hand Held		4,718
Toys — 0.1%		
Hasbro (D)	28,652	744
Total Toys		744
Transport-Marine — 0.0%		
Alexander & Baldwin (D)	6,527	298
Total Transport-Marine		298
Transport-Services — 3.2%		
CH Robinson Worldwide (D)	50,612	2,811
FedEx (D)	101,841	9,520
United Parcel Service, Cl B (D)	149,704	10,952
Total Transport-Services		23,283
Transport-Truck — 0.0%		
JB Hunt Transport Services (D)	4,760	148
Total Transport-Truck		148
Water Treatment Systems — 0.4%		
Nalco Holding (D)	138,460	2,899
Total Water Treatment Systems		2,899
Web Portals/ISP — 1.7%		
Google, Cl A* (D)	22,227	12,543
Total Web Portals/ISP		12,543
Wireless Equipment — 0.8%		
American Tower, Cl A* (D)	2,408	90
Motorola (D)	495,132	5,709
Total Wireless Equipment		5,799
Total Common Stock (Cost $799,962)		**823,840**

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2008 (UNAUDITED)

Description	Shares/Face Amount (000)/Contracts	Value (000)
Warrants — 0.0%		
Raytheon, expires 6/16/11	528	$ 15
Total Warrants (Cost $—)		**15**
U.S. Treasury Obligations — 7.6%		
U. S. Treasury Bill 3.052%, 06/05/08 (E)	$55,640	55,263
Total U.S. Treasury Obligations (Cost $55,065)		**55,263**
Money Market Fund — 1.1%		
Dreyfus Cash Management Fund, Institutional Class, 4.850% (A)	7,802,642	7,803
Total Money Market Fund (Cost $7,803)		**7,803**
Purchased Option Contracts — 0.5%		
Call Option — 0.2%		
S&P 500 Index March 2008 27.5 Call	410	75
S&P 500 Index May 2008 27.5 Call	5,570	1,114
Total Call Option		1,189
Put Option — 0.3%		
S&P 500 Index February 2008 27.5 Put	5,980	2,093
Total Put Option		2,093
Total Purchased Option Contracts (Cost $3,568)		**3,282**
Total Investments — 122.7% (Cost $866,398)		**890,203**
Securities Sold Short — (19.0)%		
Airlines — (1.1)%		
Copa Holdings, Cl A	(200,674)	(7,832)
Total Airlines		(7,832)
Building Products-Cement/Aggregate — (0.1)%		
Eagle Materials	(25,734)	(970)
Total Building Products-Cement/Aggregate		(970)
Building-Residential/Commercial — (1.2)%		
Centex	(11,219)	(312)
KB Home	(68,958)	(1,896)
MDC Holdings	(65,433)	(3,028)
Ryland Group	(106,748)	(3,598)
Total Building-Residential/Commercial		(8,834)
Cellular Telecommunications — (0.1)%		
Leap Wireless International*	(11,036)	(456)
Total Cellular Telecommunications		(456)

Description	Shares	Value (000)
Commercial Services — (0.3)%		
ChoicePoint*	(31,396)	$ (1,045)
Weight Watchers International	(20,442)	(871)
Total Commercial Services		(1,916)
Commercial Services - Finance — (0.3)%		
Paychex	(74,448)	(2,436)
Total Commercial Services - Finance		(2,436)
Computers - Integrated Systems — (0.2)%		
Diebold	(50,545)	(1,308)
Total Computers - Integrated Systems		(1,308)
Consulting Services — (0.7)%		
Corporate Executive Board	(91,622)	(5,273)
Total Consulting Services		(5,273)
Containers-Paper/Plastic — (0.8)%		
Bemis	(199,868)	(5,432)
Sonoco Products	(18,861)	(582)
Total Containers-Paper/Plastic		(6,014)
Cosmetics & Toiletries — (0.0)%		
Bare Escentuals	(11,001)	(262)
Total Cosmetics & Toiletries		(262)
Data Processing/Management — (0.5)%		
Fair Isaac	(147,900)	(3,771)
Total Data Processing/Management		(3,771)
Direct Marketing — (0.1)%		
Harte-Hanks	(39,756)	(637)
Total Direct Marketing		(637)
Diversified Operations — (1.0)%		
Leucadia National	(164,890)	(7,283)
Total Diversified Operations		(7,283)
Electronic Components-Miscellaneous — (0.9)%		
Gentex	(412,266)	(6,539)
Total Electronic Components-Miscellaneous		(6,539)
Electronic Components-Semiconductors — (0.3)%		
Advanced Micro Devices	(52,686)	(403)
International Rectifier*	(5,352)	(149)
Qlogic*	(106,792)	(1,527)
Rambus*	(13,647)	(266)
Total Electronic Components-Semiconductors		(2,345)
Finance-Investment Banker/Broker — (0.9)%		
Bear Stearns	(69,209)	(6,250)
Total Finance-Investment Banker/Broker		(6,250)

Description	Shares	Value (000)
Financial Guarantee Insurance — (0.2)%		
MBIA	(25,068)	$ (389)
PMI Group	(124,085)	(1,179)
Total Financial Guarantee Insurance		(1,568)
Garden Products — (0.1)%		
Toro	(17,478)	(862)
Total Garden Products		(862)
Internet Infrastructure Software — (0.1)%		
F5 Networks*	(38,662)	(910)
Total Internet Infrastructure Software		(910)
Machinery-Print Trade — (0.6)%		
Zebra Technologies, Cl A*	(134,363)	(4,126)
Total Machinery-Print Trade		(4,126)
Machinery-Pumps — (0.0)%		
Graco	(1,217)	(42)
Total Machinery-Pumps		(42)
Medical Products — (0.7)%		
Coopers	(131,740)	(5,188)
Total Medical Products		(5,188)
Medical-Biomedical/Genetic — (0.1)%		
Invitrogen*	(11,576)	(992)
Total Medical-Biomedical/Genetic		(992)
Medical-Drugs — (0.3)%		
King Pharmaceuticals*	(183,820)	(1,928)
Total Medical-Drugs		(1,928)
Medical-HMO — (0.1)%		
WellCare Health Plans*	(20,559)	(966)
Total Medical-HMO		(966)
Medical-Hospitals — (0.6)%		
LifePoint Hospitals*	(149,457)	(4,035)
Total Medical-Hospitals		(4,035)
Medical-Outpatient/Home Medical — (0.3)%		
Lincare Holdings*	(53,429)	(1,785)
Total Medical-Outpatient/Home Medical		(1,785)
Motion Pictures & Services — (0.3)%		
DreamWorks Animation SKG, Cl A*	(94,243)	(2,304)
Total Motion Pictures & Services		(2,304)
Office Automation & Equipment — (0.0)%		
Pitney Bowes	(8,760)	(321)
Total Office Automation & Equipment		(321)

Description	Shares	Value (000)
Oil Companies-Exploration & Production — (0.4)%		
Unit*	(58,531)	$ (2,934)
Total Oil Companies-Exploration & Production		(2,934)
Paper & Related Products — (0.6)%		
Louisiana-Pacific	(306,614)	(4,682)
Total Paper & Related Products		(4,682)
Property/Casualty Insurance — (0.5)%		
Fidelity National Financial, Cl A	(189,186)	(3,725)
Total Property/Casualty Insurance		(3,725)
Publishing-Periodicals — (0.2)%		
Idearc	(80,587)	(1,310)
Total Publishing-Periodicals		(1,310)
Racetracks — (0.0)%		
International Speedway, Cl A	(1,834)	(75)
Total Racetracks		(75)
REITs-Diversified — (0.1)%		
CapitalSource	(40,911)	(671)
Total REITs-Diversified		(671)
Retail-Apparel/Shoe — (0.4)%		
Jones Apparel Group	(170,800)	(2,869)
Total Retail-Apparel/Shoe		(2,869)
Retail-Auto Parts — (0.1)%		
Advance Auto Parts	(27,084)	(966)
Total Retail-Auto Parts		(966)
Retail-Building Products — (0.2)%		
Home Depot	(39,224)	(1,203)
Total Retail-Building Products		(1,203)
Retail-Consumer Electronics — (0.5)%		
Circuit City Stores	(649,125)	(3,531)
Total Retail-Consumer Electronics		(3,531)
Retail-Jewelry — (0.1)%		
Tiffany	(18,015)	(719)
Total Retail-Jewelry		(719)
Retirement/Aged Care — (0.2)%		
Brookdale Senior Living	(80,792)	(1,803)
Total Retirement/Aged Care		(1,803)
Schools — (0.1)%		
Apollo Group, Cl A*	(8,300)	(662)
Total Schools		(662)

OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2008 (UNAUDITED)

Description	Shares	Value (000)
Semiconductor Components-Integrated Circuits — (1.2)%		
Linear Technology	(305,519)	$ (8,454)
Total Semiconductor Components-Integrated Circuits		(8,454)
Telecommunications Services — (0.2)%		
Embarq	(28,703)	(1,300)
Total Telecommunications Services		(1,300)
Telephone-Integrated — (0.5)%		
Citizens Communications	(147,457)	(1,691)
Windstream	(160,260)	(1,861)
Total Telephone-Integrated		(3,552)
Television — (0.9)%		
Central European Media Enterprises, Cl A*	(66,953)	(6,346)
Total Television		(6,346)
Tobacco — (0.1)%		
Loews – Carolina Group	(7,398)	(608)
Total Tobacco		(608)
Transactional Software — (0.2)%		
VeriFone Holdings*	(68,748)	(1,345)
Total Transactional Software		(1,345)
Transport-Equipment & Leasing — (0.3)%		
Aircastle	(97,844)	(2,405)
Total Transport-Equipment & Leasing		(2,405)
Transport-Marine — (0.2)%		
Teekay	(30,053)	(1,422)
Total Transport-Marine		(1,422)
Total Securities Sold Short (Proceeds $(152,044))		(137,735)

Description	Contracts	Value (000)
Written Option Contracts — (5.3)%		
Written Call Option Contracts — (4.9)%		
Amex Airline Index		
February 2008 Call 32.5	(8,875)	$ (3,994)
Amex Oil Index		
February 2008 Call 1,400	(225)	(302)
Amex Security Broker/Dealer Index		
February 2008 Call 190	(1,575)	(3,402)
CBOE Oil Index		
February 2008 Call 820	(375)	(274)
KBW Bank Index		
February 2008 Call 80	(3,650)	(5,694)
MS Commodity Related Index		
February 2008 Call 800	(375)	(1,624)
S&P 400 MidCap Index		
February 2008 Call 780	(375)	(1,230)
S&P 500 Index		
February 2008 Call 1,350	(800)	(3,480)
S&P 500 Index		
February 2008 Call 1,325	(1,025)	(6,560)
S&P 500 Index		
February 2008 Call 1,300	(1,000)	(8,240)
S&P 500 Index		
February 2008 Call 27.5	(5,980)	(718)
Total Written Call Option Contracts		(35,518)
Written Put Option Contracts — (0.4)%		
S&P 500 Index		
March 2008 Put 27.5	(410)	(172)
S&P 500 Index		
May 2008 Put 27.5	(5,570)	(2,729)
Total Written Put Option Contracts		(2,901)
Total Written Option Contracts (Proceeds $(20,322))		(38,419)
Other Assets and Liabilities, Net — 1.6%		11,774
Total Net Assets — 100.0%		$ 725,823

The Fund had the following futures contracts open as of January 31, 2008:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Amsterdam Index	781	$102,468	02/15/08	$ (7,366)
Dax Index	428	109,930	03/20/08	(16,114)
DJ Euro Stoxx 50 Index	200	11,358	03/20/08	(1,636)
Euro Index	(769)	(55,786)	02/15/08	4,127
FTSE 100 Index	450	52,563	03/20/08	(3,938)
Hang Seng Index	550	82,858	02/28/08	(2,489)
IBEX 35 Index	(177)	(34,867)	02/15/08	2,011
OMX Index	1,877	27,952	02/22/08	(181)
S&P 500 Index	(240)	(82,776)	03/19/08	1,370
S&P MIB Index	(120)	(30,611)	03/20/08	3,948
S&P/TSE 60 Index	(360)	(55,546)	03/19/08	2,527
SPI 200 Index	(422)	(53,184)	03/20/08	6,894
TOPIX Index	(450)	(56,956)	03/13/08	2,659
				$ (8,188)

As of January 31, 2008, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation (Depreciation) (000)
03/19/08	USD	(169,427,960)	AUD	194,000,000	$ 4,434
03/19/08	USD	(32,521,920)	GBP	16,000,000	(705)
03/19/08	USD	(245,039,335)	NOK	1,330,000,000	782
03/19/08	USD	(163,147,345)	SEK	1,050,000,000	1,881
03/19/08	CAD	(225,000,000)	USD	221,959,160	(2,133)
03/19/08	CHF	(180,000,000)	USD	157,194,398	(9,234)
03/19/08	EUR	(165,000,000)	USD	242,683,650	(2,624)
					$ (7,599)

For descriptions of abbreviations and footnotes please refer to page 60.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ANALYTIC GLOBAL DEFENSIVE EQUITY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Analytic Investors, LLC

Performance Highlights

- *During the six-month period ended January 31, 2008, the Old Mutual Analytic Global Defensive Equity Fund's Class A shares posted a (13.46)% return at net asset value. The Fund underperformed its benchmark, the MSCI World Index, which returned (5.66)% for the same time period.*

- *Equities detracted from Fund performance during the period.*

- *Options contributed positively to Fund performance as a result of the declining equity market environment.*

- *Overall, global asset allocation had a negative impact on Fund performance during the period, as both equity and currency positions performed poorly.*

Q. How did the Fund perform relative to its benchmark?

A. During the six-month period ended January 31, 2008, Class A shares of the Old Mutual Analytic Global Defensive Equity Fund (the "Fund") posted a (13.46)% return at net asset value. The Fund underperformed its benchmark, the MSCI World Index (the "Index"), which returned (5.66)% for the same time period. Performance for all share classes can be found on page 20.

Q. What investment environment did the Fund face during the past six months?

A. Global stock markets declined during the semi-annual period. Increased volatility and turmoil in global credit markets marred global economies, further fueling concerns that a global recession might be imminent. Oil prices increased, reaching a record high of $100 a barrel. Along these lines, expectations of inflation continued to rise, with inflation in Germany reaching its highest level in six years due to increasing food and heating oil costs. Also, the banking industry was shaken by a trading scandal at Societe Generale, one of Europe's largest banks, which sparked an increase in European market volatility. The decline of the US dollar versus many foreign currencies also had a negative impact, noticeably in Japan where the depreciation of the dollar to the yen triggered a major sell-off in exports.

Q. Which market factors influenced the Fund's relative performance?

A. Equities detracted from Fund performance during the period, underperforming the Index. Investor behavior over the period was inconsistent with that seen over recent years, creating a challenging environment as trends sharply reversed during the period. Equity positions in companies with positive earnings revisions helped performance as investors favored this characteristic over the period. However, an emphasis on companies with certain technical characteristics, such as companies with above average price momentum, and an emphasis on certain companies with attractive earnings to price ratios detracted from performance as these companies underperformed during the period.

On a positive note, options contributed positively to Fund performance as a result of the declining equity market environment. Amsterdam, French and Italian index contracts added value during the period as did banking index contracts. On the contrary, oil and gas and Internet sector contracts detracted from performance during the six-month period.

Overall, global asset allocation had a negative impact on Fund performance during the period, as both equity and currency positions performed poorly. Within equities, long positions in German and Dutch equity markets were a drag on performance as these markets underperformed short positions in Australian and Canadian equity markets. Within currencies, short positions in the Canadian dollar, euro and Swiss franc detracted from performance, as did a short position in the Japanese yen, while a long position in the Norwegian krone contributed positively to the Fund's returns.

Q. How did portfolio composition affect Fund performance?

A. Among the best performing stock holdings was a short position in Norske Skogindustrier, (no longer a Fund holding), as the Norwegian paper producer's stock fell after reporting dismal fourth-quarter results. The company had cut output amid a worldwide glut of paper supply. Also contributing positively during the period was a short position in Marvell Technology Group. The global semiconductor provider's stock fell after reporting a significant third-quarter loss, which the company attributed to rising research and operating costs. Marvell Technology Group also announced that it will cut roughly seven percent of its total workforce by the end of its fiscal year. Finally, a long position in Raytheon also helped performance as the technological services provider's stock benefited from news that the company was awarded a US Army contract valued at $232 million.

Detracting from performance during the period was a long position in Dell. The technology provider's stock fell due to worries that the personal computer space could face a slowdown because of lowered business technology spending. Additionally, a long position in Vivendi detracted from performance. The entertainment/media company's stock lost value amid job losses, unhappy artists and falling global sales in the company's Universal Music business. Finally, a long position in Electronic Data Systems also detracted from performance during the period. The technology provider's stock price lost value after posting a lower than expected quarterly profit due to the cost of cutting jobs despite a revenue increase.

Q. What is the investment outlook for the global stock market?

A. The investment process of Analytic Investors, LLC ("Analytic"), the sub-adviser to the Fund, is based on the belief that investor preferences change, but change slowly over time. As a result, Analytic continues to emphasize stocks with higher than average momentum, as the sub-adviser believes these companies will continue to outperform. In addition, Analytic continues to emphasize companies with above average earnings, while de-emphasizing companies with higher than average debt-to-equity ratios. Finally, Analytic favors companies with attractive earnings quality and avoids companies with higher than average capital ratios.

*Top Ten Holdings
as of January 31, 2008*

U.S. Treasury Bill, 3.052%, 06/05/08	8.7%
Altria Group	2.3%
AT&T	2.3%
Vivendi	2.3%
Raytheon	2.0%
BASF AG	1.9%
MetLife	1.7%
Royal Philips	1.7%
Exxon Mobil	1.7%
Hitachi	1.7%
As a % of Total Fund Investments*	26.3%

*Top Ten Holdings are all long positions.

Analytic Global Defensive Equity Fund

OLD MUTUAL ANALYTIC GLOBAL DEFENSIVE EQUITY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2008

	Inception Date	6 Month Return *	Annualized 1 Year Return	Annualized Inception to Date
Class A with load	05/31/06	(18.42)%	(16.48)%	(4.34)%
Class A without load	05/31/06	(13.46)%	(11.36)%	(0.89)%
Class C with load	05/31/06	(14.62)%	(12.92)%	(1.75)%
Class C without load	05/31/06	(13.80)%	(12.08)%	(1.75)%
Class Z	05/31/06	(13.36)%	(11.18)%	(0.75)%
Institutional Class	05/31/06	(13.27)%	(11.01)%	(0.49)%
MSCI World Index	05/31/06	(5.66)%	(0.47)%	8.14%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

*Not Annualized

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the November 19, 2007 prospectus) are 3.19% and 2.55%; 4.07% and 3.30%; 17.92% and 2.30%; 3.71% and 2.00%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 5/31/06 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of January 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock — 54.8%		
Aerospace/Defense — 2.5%		
Raytheon (D)	12,044	$ 784
Total Aerospace/Defense		784
Athletic Footwear — 0.2%		
Nike, Cl B (D)	900	56
Total Athletic Footwear		56
Auto/Truck Parts & Equipment-Original — 0.1%		
Lear* (D)	1,300	38
Total Auto/Truck Parts & Equipment-Original		38
Broadcast Services/Programming — 0.4%		
Liberty Media — Capital, Ser A* (D)	1,000	108
Total Broadcast Services/Programming		108
Cable TV — 0.2%		
DIRECTV Group* (D)	2,700	61
Total Cable TV		61
Coatings/Paint — 1.4%		
Sherwin-Williams (D)	7,400	423
Total Coatings/Paint		423
Computer Services — 0.2%		
Electronic Data Systems (D)	3,397	68
Total Computer Services		68
Computers — 2.9%		
Apple* (D)	1,000	135
Dell* (D)	7,700	154
Hewlett-Packard (D)	12,018	526
International Business Machines (D)	700	75
Total Computers		890
Computers-Peripheral Equipment — 0.1%		
Lexmark International, Cl A* (D)	400	14
Total Computers-Peripheral Equipment		14
Consulting Services — 2.1%		
Accenture, Cl A (D)	18,400	637
Total Consulting Services		637
Cosmetics & Toiletries — 0.4%		
Procter & Gamble (D)	1,800	119
Total Cosmetics & Toiletries		119
Data Processing/Management — 1.1%		
Dun & Bradstreet (D)	3,600	331
Total Data Processing/Management		331

Description	Shares	Value (000)
Diversified Manufacturing Operations — 1.0%		
Eaton (D)	300	$ 25
Parker Hannifin (D)	3,100	210
SPX (D)	700	70
Total Diversified Manufacturing Operations		305
E-Commerce/Products — 0.4%		
Amazon.com* (D)	1,600	124
Total E-Commerce/Products		124
Electric-Integrated — 1.1%		
American Electric Power (D)	4,000	171
DTE Energy (D)	4,100	175
Total Electric-Integrated		346
Electronic Components-Miscellaneous — 1.4%		
Flextronics International* (D)	15,900	186
Jabil Circuit (D)	12,300	163
Tyco Electronics (D)	2,600	88
Total Electronic Components-Miscellaneous		437
Electronic Components-Semiconductors — 0.2%		
Intel (D)	3,000	64
Total Electronic Components-Semiconductors		64
Electronic Measuring Instruments — 0.2%		
Agilent Technologies* (D)	2,100	71
Total Electronic Measuring Instruments		71
Engines-Internal Combustion — 0.1%		
Cummins (D)	800	39
Total Engines-Internal Combustion		39
Enterprise Software/Services — 0.6%		
Oracle* (D)	8,400	173
Total Enterprise Software/Services		173
Fiduciary Banks — 2.3%		
Bank of New York Mellon (D)	11,100	517
Northern Trust (D)	1,900	139
State Street (D)	600	49
Total Fiduciary Banks		705
Finance-Credit Card — 1.0%		
Discover Financial Services (D)	17,400	304
Total Finance-Credit Card		304
Finance-Investment Banker/Broker — 0.1%		
TD Ameritrade Holding* (D)	1,800	34
Total Finance-Investment Banker/Broker		34

Schedule of Investments

As of January 31, 2008 (Unaudited)

Description	Shares	Value (000)
Finance-Mortgage Loan/Banker — 0.1%		
Countrywide Financial (D)	400	$ 3
Fannie Mae (D)	500	17
Freddie Mac (D)	400	12
Total Finance-Mortgage Loan/Banker		32
Food-Miscellaneous/Diversified — 1.2%		
Kraft Foods, Cl A (D)	12,400	363
Total Food-Miscellaneous/Diversified		363
Food-Retail — 0.4%		
Safeway (D)	3,900	121
Total Food-Retail		121
Gas-Distribution — 1.6%		
Sempra Energy (D)	8,600	481
Total Gas-Distribution		481
Health Care Cost Containment — 1.0%		
McKesson (D)	5,000	314
Total Health Care Cost Containment		314
Human Resources — 1.1%		
Manpower (D)	6,050	340
Total Human Resources		340
Independent Power Producer — 0.6%		
Reliant Energy* (D)	6,100	130
Mirant* (D)	1,400	52
Total Independent Power Producer		182
Instruments-Scientific — 0.2%		
Applied Biosystems Group (D)	1,900	60
Total Instruments-Scientific		60
Insurance Brokers — 0.1%		
AON (D)	800	35
Total Insurance Brokers		35
Investment Companies — 0.3%		
American Capital Strategies (D)	3,000	105
Total Investment Companies		105
Investment Management/Advisory Services — 1.9%		
Ameriprise Financial (D)	10,500	581
Janus Capital Group (D)	500	13
Total Investment Management/Advisory Services		594
Life/Health Insurance — 1.3%		
Unum Group (D)	17,800	403
Total Life/Health Insurance		403

Description	Shares	Value (000)
Machinery-Farm — 0.7%		
Deere (D)	2,500	$ 219
Total Machinery-Farm		219
Medical Products — 1.5%		
Baxter International (D)	4,900	298
Becton Dickinson (D)	1,800	156
Covidien (D)	100	4
Total Medical Products		458
Medical-Biomedical/Genetic — 0.4%		
Biogen Idec* (D)	1,800	110
Millennium Pharmaceuticals* (D)	300	5
Total Medical-Biomedical/Genetic		115
Medical-Drugs — 2.1%		
Bristol-Myers Squibb (D)	1,200	28
Cephalon* (D)	400	26
Merck (D)	5,586	259
Pfizer (D)	13,900	325
Total Medical-Drugs		638
Medical-Wholesale Drug Distributors — 0.1%		
AmerisourceBergen (D)	697	32
Total Medical-Wholesale Drug Distributors		32
Metal-Diversified — 0.1%		
Freeport-McMoran Copper & Gold (D)	200	18
Total Metal-Diversified		18
Multi-Line Insurance — 2.2%		
MetLife (D)	11,300	666
XL Capital, Cl A (D)	100	5
Total Multi-Line Insurance		671
Networking Products — 0.2%		
Cisco Systems* (D)	2,700	66
Total Networking Products		66
Non-Hazardous Waste Disposal — 0.1%		
Republic Services (D)	900	27
Total Non-Hazardous Waste Disposal		27
Oil Companies-Exploration & Production — 3.5%		
Anadarko Petroleum (D)	2,900	170
Apache (D)	3,400	324
Occidental Petroleum (D)	7,500	509
Plains Exploration & Production* (D)	1,600	78
Total Oil Companies-Exploration & Production		1,081

Description	Shares	Value (000)
Oil Companies-Integrated — 2.4%		
ConocoPhillips (D)	200	$ 16
Exxon Mobil (D)	7,700	665
Marathon Oil (D)	1,016	48
Total Oil Companies-Integrated		729
Paper & Related Products — 0.0%		
Smurfit-Stone Container* (D)	200	2
Total Paper & Related Products		2
Pharmacy Services — 1.0%		
Express Scripts* (D)	4,700	317
Total Pharmacy Services		317
Pipelines — 0.3%		
El Paso (D)	5,200	86
Total Pipelines		86
Reinsurance — 0.3%		
PartnerRe (D)	1,000	79
Total Reinsurance		79
REITs-Shopping Centers — 0.3%		
Regency Centers (D)	1,700	104
Total REITs-Shopping Centers		104
Retail-Apparel/Shoe — 0.2%		
Gap (D)	3,400	65
Total Retail-Apparel/Shoe		65
Retail-Restaurants — 0.6%		
Darden Restaurants (D)	6,800	193
Total Retail-Restaurants		193
Saving & Loan/Thrifts-Western US — 0.0%		
Washington Mutual (D)	200	4
Total Saving & Loan/Thrifts-Western US		4
Super-Regional Banks-US — 0.5%		
US Bancorp (D)	200	7
Wachovia (D)	1,200	47
Wells Fargo (D)	2,500	85
Total Super-Regional Banks-US		139
Telephone-Integrated — 2.9%		
AT&T (D)	23,574	907
Total Telephone-Integrated		907
Television — 1.7%		
CBS, Cl B (D)	21,200	534
Total Television		534

Description	Shares	Value (000)
Tobacco — 3.9%		
Altria Group (D)	12,000	$ 910
Loews — Carolina Group (D)	3,600	296
Total Tobacco		1,206
X-Ray Equipment — 0.0%		
Hologic* (D)	200	13
Total X-Ray Equipment		13
Total Common Stock (Cost $16,594)		16,864
Foreign Common Stock — 58.9%		
Australia — 3.4%		
Bendigo Bank	2,042	23
BHP Billiton (D)	11,372	381
Commonwealth Bank of Australia (D)	2,290	103
ING Industrial Fund (D)	60,068	110
Macquarie Office Trust (D)	87,395	90
National Australia Bank (D)	2,915	92
Santos (D)	22,071	242
Total Australia		1,041
Austria — 0.1%		
Raiffeisen International Bank (D)	217	28
Total Austria		28
Belgium — 0.8%		
Groupe Bruxelles Lambert (D)	1,501	174
KBC Groep (D)	442	56
Total Belgium		230
Canada — 4.5%		
Bank of Montreal	1,400	79
Canadian Imperial Bank of Commerce (D)	1,000	73
Canadian Utilities, Cl A (D)	800	40
CGI Group, Cl A* (D)	12,800	128
EnCana (D)	8,900	587
Methanex (D)	4,100	103
Nova Chemicals (D)	700	20
Royal Bank of Canada (D)	200	10
Sherritt International (D)	7,900	105
Shoppers Drug Mart (D)	100	5
Teck Cominco, Cl B (D)	7,100	232
Total Canada		1,382
Denmark — 1.4%		
Carlsberg, Cl B (D)	2,950	311
Danske Bank (D)	1,500	54
Jyske Bank* (D)	600	39
Sydbank (D)	200	7
Total Denmark		411

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2008 (UNAUDITED)

Description	Shares	Value (000)
Finland — 1.6%		
Cargotec, Cl B (D)	2,225	$ 95
Kone OYJ, Cl B (D)	1,179	79
OKO Bank, Cl A (D)	11,673	211
Uponor OYJ (D)	4,075	102
Total Finland		487
France — 6.6%		
BNP Paribas (D)	385	38
France Telecom (D)	4,693	166
Lafarge (D)	1,923	304
Peugeot (D)	4,515	334
Societe Generale (D)	13	2
Thomson (D)	12,039	147
Valeo (D)	4,365	161
Vivendi (D)	21,819	879
Total France		2,031
Germany — 4.5%		
Arcandor*	1,595	30
BASF AG (D)	5,626	736
Bayer (D)	2,226	184
Hypo Real Estate Holding (D)	222	7
Linde	63	8
Muenchener Rueckversicherungs (D)	226	41
Salzgitter (D)	298	47
ThyssenKrupp	1,340	66
TUI (D)	12,196	265
Total Germany		1,384
Hong Kong — 2.5%		
BOC Hong Kong Holdings	13,500	34
CITIC International Financial	36,000	20
Hang Seng Bank (D)	2,200	44
Henderson Land Development (D)	28,000	242
Hong Kong Exchanges and Clearing	3,500	73
Swire Pacific, Cl A (D)	22,000	299
Wharf Holdings	10,000	54
Total Hong Kong		766
Italy — 0.1%		
Snam Rete Gas SpA (D)	2,089	14
UniCredit (D)	3,614	27
Total Italy		41
Japan — 16.5%		
77 Bank	7,000	44
Bank of Kyoto	3,000	36
Chiba Bank	5,000	37

Description	Shares	Value (000)
Japan — continued		
Denki Kagaku Kogyo K K (D)	37,000	$ 151
East Japan Railway (D)	33	275
Gunma Bank	6,000	42
Hachijuni Bank	6,000	41
Hiroshima Bank	8,000	44
Hitachi	86,000	644
ITOCHU	22,000	203
Komatsu	6,600	161
Konica Minolta Holdings	20,000	322
Leopalace21 (D)	8,500	208
Marubeni	37,000	258
Matsumotokiyoshi Holdings (D)	4,300	104
Mitsubishi Electric (D)	36,000	331
Mitsubishi Tanabe Pharma	12,000	145
Mitsubishi UFJ Financial	11,900	118
Mizuho Financial Group	17	80
Nikon	6,000	167
Nintendo	300	152
Nippon Oil	26,000	176
Nippon Yusen	15,000	123
Nishimatsu Construction (D)	20,000	56
Nisshin Steel	2,000	7
NTT DoCoMo (D)	191	302
Sapporo Hokuyo Holdings	1	8
Shizuoka Bank	4,000	44
Sojitz	6,100	21
Sony	2,800	132
Sumitomo Mitsui Financial Group	10	80
Suzuken (D)	2,700	99
Taisho Pharmaceutical (D)	6,000	125
Toshiba (D)	51,000	348
Total Japan		5,084
Netherlands — 2.2%		
Royal Philips (D)	17,015	665
Unilever (D)	619	20
Total Netherlands		685
New Zealand — 0.1%		
Auckland International Airport (D)	1,156	3
Fletcher Building (D)	2,342	19
Vector (D)	5,516	9
Total New Zealand		31
Norway — 0.6%		
DnB NOR	3,400	44
Telenor ASA (D)	6,500	135
Total Norway		179

Description	Shares	Value (000)
Portugal — 0.3%		
Banco Espirito Santo	2,597	$ 46
Sonae Industria SGPS*	5,745	39
Total Portugal		85
Singapore — 0.2%		
CapitaMall Trust	8,000	17
Oversea-Chinese Banking	9,000	48
Total Singapore		65
Spain — 3.7%		
Acerinox (D)	258	6
Banco Bilbao Vizcaya (D)	661	14
Banco Santander (D)	10,037	177
Inditex (D)	5,191	261
Repsol YPF (D)	14,414	461
Union Fenosa (D)	3,337	223
Total Spain		1,142
Sweden — 1.1%		
Tele2 AB, Cl B	15,100	310
Volvo, Cl B (D)	2,690	36
Total Sweden		346
Switzerland — 1.1%		
ABB (D)	1,983	50
Swatch Group (D)	1,077	291
Total Switzerland		341
United Kingdom — 7.6%		
Anglo American (D)	5,548	307
Antofagasta (D)	2,894	38
Arriva (D)	1,669	25
Balfour Beatty (D)	36,195	308
Barclays (D)	4,874	46
BT Group (D)	51,856	269
Capita Group	5,290	69
Charter* (D)	2,576	36
Cookson Group (D)	263	3
De La Rue (D)	3,921	71
HBOS (D)	1,885	26
HSBC Holdings (D)	8,244	124
J Sainsbury (D)	4,756	38
National Express Group (D)	2,527	60
Royal Bank of Scotland Group (D)	14,950	115
SABMiller (D)	363	8
Schroders (D)	5,624	123
SSL International (D)	10,960	114
Standard Chartered (D)	131	4
Tesco (D)	8,307	69
Vodafone Group	68,875	241
WM Morrison Supermarkets (D)	41,588	250
Total United Kingdom		2,344
Total Foreign Common Stock (Cost $20,110)		18,103

Description	Shares/ Face Amount (000)	Value (000)
Foreign Preferred Stock — 1.5%		
Germany — 0.2%		
Henkel KGaA (D)	1,046	$ 48
Total Germany		48
Italy — 1.3%		
IFI (D)	2,127	62
Unipol Gruppo Finanziario (D)	131,370	346
Total Italy		408
Total Foreign Preferred Stock (Cost $548)		456
U.S. Treasury Obligation — 11.0%		
U.S. Treasury Bill		
3.052%, 06/05/08 (E)	$3,405	3,382
Total U.S. Treasury Obligation (Cost $3,369)		3,382
Purchase Option Contracts — 0.4%		
Call Option — 0.1%		
CBOE Spx Volatility Index		
May 2008 27.5 Call	246	49
Total Call Option		49
Put Option — 0.3%		
CBOE Spx Volatility Index		
February 2008 27.5 Put	246	86
Total Put Option		86
Total Purchase Option Contracts (Cost $213)		135
Total Investments — 126.6% (Cost $40,834)		38,940
Securities Sold Short — (6.7)%		
Aerospace/Defense — (0.1)%		
Getty Images*	(1,700)	(43)
Total Aerospace/Defense		(43)
Auto-Cars/Light Trucks — (0.0)%		
General Motors	(400)	(11)
Total Auto-Cars/Light Trucks		(11)
Building-Residential/Commercial — (0.1)%		
Toll Brothers*	(1,000)	(23)
Total Building-Residential/Commercial		(23)
Cable TV — (0.6)%		
Cablevision Systems, Cl A*	(8,100)	(190)
Total Cable TV		(190)
Coal — (0.0)%		
Consol Energy	(100)	(7)
Total Coal		(7)

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2008 (UNAUDITED)

Description	Shares	Value (000)
Commercial Services — (0.3)%		
ChoicePoint*	(2,700)	$ (90)
Total Commercial Services		(90)
Computer Services — (0.3)%		
Unisys*	(23,600)	(98)
Total Computer Services		(98)
Containers-Paper/Plastic — (0.0)%		
Sealed Air	(300)	(8)
Total Containers-Paper/Plastic		(8)
Distribution/Wholesale — (0.5)%		
Fastenal	(3,900)	(158)
Total Distribution/Wholesale		(158)
Electric-Generation — (0.2)%		
AES*	(2,600)	(50)
Total Electric-Generation		(50)
Electronic Components-Semiconductors — (0.7)%		
Micron Technology	(29,900)	(210)
Total Electronic Components-Semiconductors		(210)
Forestry — (0.2)%		
Plum Creek Timber	(1,600)	(67)
Total Forestry		(67)
Medical-Biomedical/Genetic — (0.0)%		
PDL BioPharma*	(600)	(9)
Total Medical-Biomedical/Genetic		(9)
Medical-Hospitals — (0.1)%		
Tenet Healthcare*	(6,800)	(30)
Total Medical-Hospitals		(30)
Multi-line Insurance — (0.2)%		
Old Republic International	(3,900)	(58)
Total Multi-line Insurance		(58)
Oil & Gas Drilling — (0.0)%		
Rowan	(400)	(14)
Total Oil & Gas Drilling		(14)
Oil Companies-Exploration & Production — (0.6)%		
UTS Energy*	(17,700)	(94)
Southwestern Energy*	(1,500)	(84)
Total Oil Companies-Exploration & Production		(178)
Pipelines — (0.9)%		
Equitable Resources	(4,700)	(262)
Total Pipelines		(262)

Description	Shares	Value (000)
Real Estate Operation/Development — (0.7)%		
Forest City Enterprises, Cl A	(5,400)	$ (215)
Total Real Estate Operation/Development		(215)
Semiconductor Components-Integrated Circuits — (0.3)%		
Marvell Technology Group*	(6,300)	(75)
Total Semiconductor Components-Integrated Circuits		(75)
Telephone-Integrated — (0.2)%		
Windstream	(4,400)	(51)
Total Telephone-Integrated		(51)
Therapeutics — (0.7)%		
Gilead Sciences*	(4,900)	(224)
Total Therapeutics		(224)
Total Securities Sold Short (Proceeds $(2,226))		(2,071)
Foreign Securities Sold Short — (12.6)%		
Australia — (0.6)%		
Foster's Group	(15,349)	(78)
Lion Nathan	(13,384)	(114)
Orica	(144)	(4)
Total Australia		(196)
Canada — (2.9)%		
Celestica*	(5,600)	(33)
Eldorado Gold*	(37,000)	(243)
Ivanhoe Mines*	(18,000)	(177)
Niko Resources	(3,700)	(312)
OPTI Canada*	(300)	(5)
Sino-Forest*	(1,800)	(33)
UTS Energy*	(4,000)	(21)
Yellow Pages Income Fund	(5,600)	(67)
Total Canada		(891)
France — (2.3)%		
Dassault Systemes	(918)	(51)
M6-Metropole Television	(2,708)	(67)
Pernod-Ricard	(534)	(57)
Sodexo	(6,298)	(343)
Wendel	(797)	(80)
Zodiac	(2,161)	(111)
Total France		(709)
Germany — (0.8)%		
Puma AG Rudolf Dassler Sport	(348)	(126)
Suedzucker	(5,102)	(108)
Total Germany		(234)

Description	Shares/ Contracts	Value (000)
Japan — (4.6)%		
Advantest	(6,800)	$ (150)
Autobacs Seven	(1,300)	(27)
Casio Computer	(15,300)	(161)
Circle K Sunkus	(2,900)	(42)
Hitachi Cable	(42,000)	(220)
HOYA	(6,400)	(174)
Marui Group	(9,900)	(88)
Meitec	(4,900)	(142)
NGK Spark Plug	(7,000)	(122)
Rakuten	(42)	(18)
Sankyo	(1,400)	(75)
Sega Sammy Holdings	(9,100)	(107)
Toho	(3,500)	(85)
Total Japan		(1,411)
Netherlands — (0.9)%		
Wolters Kluwer	(9,271)	(266)
Total Netherlands		(266)
Norway — (0.1)%		
Renewable Energy*	(700)	(18)
Total Norway		(18)
Singapore — (0.0)%		
Neptune Orient Lines	(4,000)	(9)
Total Singapore		(9)
United Kingdom — (0.4)%		
Meinl European Land*	(10,222)	(132)
Total United Kingdom		(132)
Total Foreign Securities Sold Short **(Proceeds $4,146)**		(3,866)
Written Option Contracts — (5.4)%		
Written Call Option Contracts — (5.0)%		
Amex Oil index February 2008 Call 1370	(11)	(41)
Amex S&P 400 February 2008 Call 780	(20)	(66)
CBOE Oil Inde February 2008 Call 800	(19)	(27)
CBOE Spx Volatility Index February 2008 Call 27.5	(246)	(30)
Kbw Bank Index February 2008 Call 80	(190)	(296)
MS Commodity Related Index February 2008 Call 810	(19)	(71)
MS Cyclical Index February 2008 Call 900	(17)	(116)

Description	Contracts	Value (000)
Written Call Option Contracts — continued		
S&P 500 Index February 2008 Call 1325	(58)	$ (371)
S&P 500 Index February 2008 Call 1350	(100)	(435)
S&P 500 Index February 2008 Call 1300	(11)	(91)
Total Written Call Option Contracts		(1,544)
Written Put Option Contracts — (0.4)%		
CBOE Spx Volatility Index May 2008 27.5 Put	(246)	(121)
Total Written Put Option Contracts		(121)
Total Written Option Contracts **(Proceeds $(1,033))**		(1,665)
Other Assets and Liabilities, Net — (1.9)%		(577)
Total Net Assets 100.0%		$ 30,761

The Fund had the following futures contracts open as of January 31, 2008:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Amsterdam Index	32	$ 4,198	02/15/08	$(302)
Australian Dollar Currency Future	120	10,714	03/17/08	236
British Pound Currency Future	36	4,466	03/17/08	(105)
Canadian Dollar Currency Future	70	(6,966)	03/18/08	(54)
DAX Index	20	5,137	03/20/08	(753)
DJ Euro Stoxx 50 Index	11	625	03/20/08	(90)
Euro Currency Future	37	(2,684)	02/15/08	199
Euro Foreign Currency Future	30	(5,572)	03/17/08	(66)
FTSE 100 Index	5	584	03/20/08	(44)
Hang Seng Index	21	3,164	02/28/08	(95)
Japanese Yen Currency Future	40	(4,713)	03/17/08	(138)
OMX Index	33	491	02/22/08	(3)
S&P 500 Index	3	(1,035)	03/19/08	45
S&P/MIB Index	5	(1,275)	03/20/08	165
S&P/TSE 60 Index	40	(6,172)	03/19/08	266
SPI 200 Index	21	(2,647)	03/20/08	343
Swiss Franc Currency Future	10	1,157	03/17/08	31
TOPIX Index	18	2,278	03/13/08	(328)
				$(693)

For descriptions of abbreviations and footnotes please refer to page 60.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CLAY FINLAY CHINA FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Clay Finlay Inc.

Performance Highlights

- *During the six-month period ended January 31, 2008, the Old Mutual Clay Finlay China Fund's Class A shares posted a (5.09)% return at net asset value. The Fund underperformed its benchmark, the MSCI China Index, which returned (2.82)% for the same time period.*

- *Sectors that contributed positively to Fund relative performance included financials, energy and utilities.*

- *The industrials, telecommunication services and consumer discretionary sectors were detractors from relative performance.*

- *In terms of individual securities, China Shenhua Energy, China's leading thermal coal producer, CNOOC, the mainland's dominant offshore oil and gas producer; and China Mobile, a mobile telecommunication provider in Mainland China and Hong Kong, contributed to Fund performance during the period.*

- *Shanghai Industrial Holdings, a real estate and utilities conglomerate in Shanghai; Shandong Weigao Group Medical Polymer (no longer a Fund holding), a single use surgical device company; and China Resources Power Holdings, a fast growing IPP in the Chinese power sector, detracted from performance.*

Q. How did the Fund perform relative to its benchmark?

A. During the six-month period ended January 31, 2008, Class A shares of the Old Mutual Clay Finlay China Fund (the "Fund") posted a (5.09)% return at net asset value. The Fund underperformed its benchmark, the MSCI China Index (the "Index"), which returned (2.82)% for the same time period. Performance for all share classes can be found on page 30.

Q. What investment environment did the Fund face during the past six months?

A. China's State Administration of Foreign Exchange ("SAFE") announced a program on August 20, 2007, which would allow Chinese individual investors to purchase securities listed on the Hong Kong exchange. This project, dubbed the "through-train program," was the major engine driving Fund performance during the later part of 2007. It triggered a powerful upward momentum on Chinese equities listed in Hong Kong in anticipation of massive liquidity inflows. However, the market became increasingly speculative, with many players chasing Hong Kong listed stocks that had significantly lower valuations compared to their Mainland counterparts. At the same time, the Chinese economy continued to fire on all cylinders. This led to additional austerity measures by the government, including several increases in interest rates and bank reserve requirements in an effort to avoid overheating the economy and to keep inflation under control. Additionally, the spread of the US sub-prime mortgage crisis and fears of a global economic slowdown in developed economies began to undermine international investors' confidence. Consequently, the "through train" project was indefinitely postponed, if not cancelled.

Q. Which market factors influenced the Fund's relative performance?

A. High volatility and the growing influence of China's economic policy and government decisions on market sentiment and liquidity were the key market factors that impacted the Fund's relative performance during the period.

Q. How did portfolio composition affect Fund performance?

A. Sectors that contributed positively to the Fund's relative performance included financials, energy and utilities. On the contrary, industrials, telecommunication services and consumer discretionary were detractors from relative performance.

In terms of individual securities, China Shenhua Energy, China's leading thermal coal producer, CNOOC, the mainland's dominant offshore oil and gas producer; and China Mobile, a mobile telecommunication provider in Mainland China and Hong Kong, contributed to Fund performance during the period. On the other hand, Shanghai Industrial Holdings, a real estate and utilities conglomerate in Shanghai; Shandong Weigao Group Medical Polymer (no longer a Fund holding), a single use surgical device company; and China Resources Power Holdings, a fast growing IPP (Independent Power Producer) in the Chinese power sector, detracted from performance. The Fund's overweight in China Shenhua was a contributor thanks to the rise in spot and contract prices for thermal coal, in particular at the end of 2007 and in January 2008, which resulted in an upgrade to the earnings outlook for 2008. Very similarly, the Fund's overweight in CNOOC had a positive impact on Fund performance since CNOOC was considered a major beneficiary of firming crude oil prices. China Mobile's strong performance can be attributed primarily to strong subscriber growth, the firm's dominant market position and its proxy status as a liquid play on Chinese domestic demand. Conversely, Shanghai Industrial was weak in all of the second half of 2007 after their announcement in June of the acquisition of 2 large projects in the Shanghai real estate market that had been largely anticipated (buy the rumor, sell the news). Shandong Weigao Group Medical Polymer was hurt by the announcement of an unexpected acquisition that was not well received by shareholders. China Resources Power Holdings (a leading power producer) detracted from Fund performance, as investors became worried about the impact of rising coal prices on all IPPs' profit margins.

Q. What is the investment outlook for the Chinese market?

A. Clay Finlay Inc. ("Clay Finlay"), the sub-adviser to the Fund, remains cautiously optimistic on China's prospects for economic growth in 2008. The firm's stance is based, primarily, on the major role of domestic demand in the country, which should, in Clay Finlay's view, insulate the country's economy from the negative impacts of a global slowdown, to a large extent. The sub-adviser also believes it is more than likely that infrastructure spending will be accelerated in areas such as transportation, logistics, coal supply and power availability and that some subsidies or income compensation will be offered to rural or low income segments of the population. This belief is based on the fact that the worst snowstorm in 50 years hit 16 provinces just ahead of the Lunar New Year, and revealed weaknesses and shortages in the previously mentioned areas. Clay Finlay also expects a gradual decrease in the tightening policy as the Chinese government's priority may shift from preventing overheating in the economy to avoiding a deceleration a few months ahead of the Olympic Games. Additionally, the restructuring of state-owned enterprises, an increased focus on pollution control and environmental protection, upgrades in private spending, the modernization of key infrastructure areas (i.e. railways), and income associated with services related to an ongoing urbanization process are all included in the structural changes that Clay Finlay believes will continue to drive earnings growth and attract investors, especially if a market correction lowers valuation levels.

Top Ten Holdings as of January 31, 2008	
China Mobile	10.2%
CNOOC	5.7%
China Shenhua Energy, Cl H	5.0%
China Construction Bank, Cl H	4.5%
Industrial & Commercial Bank of China, Cl H	4.3%
China Telecom, Cl H	3.8%
China Petroleum & Chemical, Cl H	3.6%
China Communications Construction, Cl H	3.5%
Parkson Retail Group	3.4%
Jiangsu Express, Cl H	3.0%
As a % of Total Fund Investments	47.0%

Clay Finlay China Fund

OLD MUTUAL CLAY FINLAY CHINA FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2008

	Inception Date	6 Month Return*	Annualized 1 Year Return	Annualized Inception to Date
Class A with load	12/30/05	(10.55)%	15.79%	41.26%
Class A without load	12/30/05	(5.09)%	22.86%	45.33%
Class C with load	12/30/05	(6.14)%	21.19%	44.40%
Class C without load	12/30/05	(5.37)%	22.18%	44.40%
Class Z	12/30/05	(4.93)%	23.28%	45.77%
Institutional Class	12/30/05	(4.80)%	23.71%	46.20%
MSCI China Index	12/30/05	(2.82)%	36.17%	51.63%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

*Not Annualized

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated February 4, 2008 to the prospectus dated November 19, 2007) are 2.42% and 1.95%; 3.33% and 2.70%; 5.59% and 1.70%; 1.75% and 1.40%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2008 — % of Total Fund Investments



Description	Shares	Value (000)
Common Stock — 91.9%		
Advertising Sales — 1.7%		
Focus Media Holding ADR*	22,300	$ 1,071
Total Advertising Sales		1,071
Building & Construction-Miscellaneous — 3.5%		
China Communications Construction, Cl H	927,000	2,221
Total Building & Construction-Miscellaneous		2,221
Building & Construction Products-Miscellaneous — 0.7%		
China National Building Material, Cl H	224,000	503
Total Building & Construction Products-Miscellaneous		503
Cellular Telecommunications — 10.0%		
China Mobile	438,500	6,465
Total Cellular Telecommunications		6,465
Chemicals-Specialty — 1.0%		
EcoGreen Fine Chemicals Group	1,696,000	634
Total Chemicals-Specialty		634
Coal — 4.9%		
China Shenhua Energy, Cl H	611,500	3,186
Total Coal		3,186
Commercial Banks Non-US — 9.8%		
Bank of East Asia	126,800	730
China Construction Bank, Cl H	4,090,000	2,865
Industrial & Commercial Bank of China, Cl H	4,492,000	2,704
Total Commercial Banks Non-US		6,299
Computers — 2.4%		
Lenovo Group	2,190,000	1,516
Total Computers		1,516
Diversified Finance Service — 0.5%		
Chinatrust Financial Holding, Cl C*	390,000	314
Total Diversified Finance Service		314
Diversified Operations — 4.7%		
Beijing Enterprises Holdings	84,000	355
China Resources Enterprise	168,000	566
Shanghai Industrial Holdings	362,000	1,349
Swire Pacific, Cl A	53,500	727
Total Diversified Operations		2,997

Description	Shares	Value (000)
Electric-Generation — 2.4%		
China Resources Power Holdings	266,000	$ 637
Huaneng Power International, Cl H	1,110,000	891
Total Electric-Generation		1,528
Feminine Health Care Products — 0.7%		
Hengan International Group	120,000	439
Total Feminine Health Care Products		439
Gas-Distribution — 1.3%		
Xinao Gas Holdings	430,000	832
Total Gas-Distribution		832
Gold Mining — 1.8%		
Zijin Mining Group, Cl H	974,000	1,169
Total Gold Mining		1,169
Life/Health Insurance — 3.8%		
Cathay Financial Holding	320,000	766
China Life Insurance, Cl H*	465,000	1,674
Total Life/Health Insurance		2,440
Medical-Biomedical/Genetic — 1.6%		
Mingyuan Medicare Development	6,640,000	1,041
Total Medical-Biomedical/Genetic		1,041
Metal-Aluminum — 2.9%		
Midas Holdings	1,950,000	1,839
Total Metal-Aluminum		1,839
Multi-line Insurance — 2.0%		
Ping An Insurance Group, Cl H	180,000	1,270
Total Multi-line Insurance		1,270
Oil Companies-Exploration & Production — 5.6%		
CNOOC	2,560,000	3,618
Total Oil Companies-Exploration & Production		3,618
Oil Companies-Integrated — 4.5%		
China Petroleum & Chemical, Cl H	2,180,000	2,288
PetroChina ADR	4,400	626
Total Oil Companies-Integrated		2,914
Power Conversion/Supply Equipment — 1.7%		
Dongfang Electric, Cl H	182,000	1,082
Total Power Conversion/Supply Equipment		1,082

Old Mutual Clay Finlay China Fund — concluded

Schedule of Investments

As of January 31, 2008 (Unaudited)

Description	Shares	Value (000)
Public Thoroughfares — 5.1%		
Jiangsu Express, Cl H	1,992,000	$ 1,866
Shenzhen Expressway, Cl H	1,502,000	1,413
Total Public Thoroughfares		3,279
Real Estate Operation/Development — 8.0%		
Cheung Kong Holdings	86,000	1,394
China Everbright International	4,325,000	1,806
Hang Lung Properties	199,000	788
Sun Hung Kai Properties	60,000	1,191
Total Real Estate Operation/ Development		5,179
REITS-Diversified — 1.2%		
Sunlight Real Estate Investment	2,559,000	778
Total REITS-Diversified		778
REITS-Shopping Centers — 1.0%		
Link REIT	266,000	677
Total REITS-Shopping Centers		677
Retail-Major Department Store — 3.4%		
Parkson Retail Group	250,500	2,158
Total Retail-Major Department Store		2,158
Telecommunications Services — 3.7%		
China Telecom, Cl H	3,444,000	2,410
Total Telecommunications Services		2,410
Transport-Marine — 2.0%		
China COSCO Holdings, Cl H	233,000	537
China Shipping Development, Cl H	282,000	728
Total Transport-Marine		1,265
Total Common Stock (Cost $54,823)		59,124
Money Market Fund — 6.3%		
Dreyfus Cash Management Fund, Institutional Class, 4.850% (A)	4,095,296	4,095
Total Money Market Fund (Cost $4,095)		4,095
Total Investments — 98.2% (Cost $58,918)		63,219
Other Assets and Liabilities, Net — 1.8%		1,143
Total Net Assets — 100.0%		$64,362

For descriptions of abbreviations and footnotes, please refer to page 60.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Clay Finlay Inc.

Q. How did the Fund perform relative to its benchmark?

A. During the six-month period ended January 31, 2008, Class A shares of the Old Mutual Clay Finlay Emerging Markets Fund (the "Fund") posted a (0.62)% return at net asset value, outperforming the MSCI Emerging Markets Index (the "Index"), which returned (1.42)% for the same time period. Performance for all share classes can be found on page 35.

Q. What investment environment did the Fund face during the past six months?

A. The investment environment was volatile during the period as the sub-prime financial crisis unfolded around the globe. Emerging markets experienced a slight recovery from a mid-August correction after the US Federal Reserve Board (the "Fed") began easing interest rates. The recovery was supported by liquidity inflows and the belief that emerging markets could "decouple" from weakness in the developed world. However, worries about global growth mounted, and, after peaking at the end of October, emerging markets entered bear-market territory hitting a low on January 22. However, emergency US Fed rate cuts, implemented shortly thereafter, triggered a tentative rally.

Q. Which market factors influenced the Fund's relative performance?

A. Despite slowing global economic growth, the Fund benefited from exposure to relatively resilient areas of demand, specifically the infrastructure and telecommunications groups.

On the other hand, the Fund's exposure to smaller capitalization stocks, especially in the consumer discretionary and information technology sectors, contributed negatively to performance as investors gravitated towards more liquid large-cap stocks.

Q. How did portfolio composition affect Fund performance?

A. In both absolute terms and relative to the Index, the Fund benefited from strong stock selection in sectors that prosper from high economic growth and extensive infrastructure development. Thus, stock selection contributed positively to the Fund's performance in the industrials and energy sectors. For example, Petroleo Brasileiro, Brazil's top energy company, outperformed during the period due to the stock's attractive valuation, surging oil prices and a significant discovery of oil reserves off the coast of Brazil. The Fund also benefited from the resilient emerging markets consumer theme through the telecommunications services sector, where stocks such as China Mobile outperformed. China Mobile's strong performance can be attributed primarily to strong subscriber growth, the firm's dominant market position and its proxy status as a liquid play on Chinese domestic demand. Chinatrust Financial, a banking and investment services firm, also contributed positively to the Fund's performance during the period. The stock outperformed because legislative elections in Taiwan favored the KMT party, and, as a result, investors were more optimistic about relations with China and improving business and consumer confidence in Taiwan.

On the other hand, stock selection in the consumer discretionary sector detracted from performance during the period as Fund holdings in the retail sector underperformed. Additionally, the Fund's stock selection in information technology detracted from performance during the period. Some of the smaller, aggressive growth stocks in this sector underperformed as concerns about the sector increased. Consumer staples was another example of a sector where stock selection detracted from the Fund's performance during the semi-annual period. Korea-based energy firm SK Energy (no longer a Fund holding); Korean civil, architectural and environmental engineering company GS Engineering & Construction; and Mexican housing project developer Corporacion Geo (no longer a Fund holding) were among the individual stock holdings that detracted from the Fund's performance during the period.

Performance Highlights

- *During the six-month period ended January 31, 2008, the Old Mutual Clay Finlay Emerging Markets Fund's Class A shares posted a (0.62)% return at net asset value, outperforming the MSCI Emerging Markets Index, which returned (1.42)% for the same time period.*

- *Stock selection in the industrials, telecommunication services and energy sectors contributed positively, to relative performance, while stock selection in the consumer discretionary, information technology and consumer staples sectors detracted from the Fund's performance relative to the Index.*

- *Stocks such as Petroleo Brasileiro, China Mobile and Chinatrust Financial contributed positively to the Fund's performance during the period.*

- *Korea-based energy firm SK Energy (no longer a Fund holding); Korean civil, architectural and environmental engineering company GS Engineering & Construction; and Mexican housing project developer Corporacion Geo (no longer a Fund holding) were among the individual stock holdings that detracted from the Fund's performance during the period.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Clay Finlay Inc.

Top Ten Holdings as of January 31, 2008	
Petroleo Brasileiro ADR	5.9%
Cia Vale do Rio Doce ADR	3.7%
China Mobile	2.8%
Novatek GDR	2.7%
Kasikornbank	2.2%
POSCO	2.1%
Ayala	2.1%
Gazprom ADR	2.0%
America Movil, Ser L ADR	2.0%
Severstal GDR	2.0%
As a % of Total Fund Investments	27.5%

SK Energy underperformed due to disappointing earnings resulting from cost pressure and disappointing margins in its refining and chemical operations. GS Engineering & Construction underperformed because of fund flows out of Korean cyclical stocks and concerns about the Korean real estate market. Corporacion Geo's stock fell sharply as housing demand fell because of weakness in the Mexican economy.

From a country perspective, Russia contributed positively to relative performance as the Fund's holdings provided exposure to high growth sectors of the Russian economy. Stock selection in Turkey was positive as well, as reasonably valued growth companies gained value in a falling market. The Fund also benefited from an overweight allocation, relative to the Index, in Brazil, a top performing market that benefited from lower interest rates and strong demand for commodities. However, the Philippines contributed negatively, as smaller cap stocks underperformed. Stock selection was also poor in South Africa, where rising interest rates negatively impacted the Fund's consumer holdings. Finally, the Fund's Indian exposure underperformed relative to the Index, which was dominated by highly valued large-cap benchmark stocks where the Fund was underweight.

Q. What is the investment outlook for emerging-market stocks?

A. There are reasons for increased caution in the 2008 emerging-market outlook. After five straight years of gains, valuations have moved to a 10% premium relative to the global market's price-to-earnings ratio and global economic growth forecasts are being revised downward. Clay Finlay Inc. ("Clay Finlay"), the sub-adviser to the Fund, however, maintains a cautiously optimistic outlook as it believes emerging markets have generally strong economic fundamentals with generally healthy fiscal and current account balances, solid corporate balance sheets and undervalued currencies. Additionally, Clay Finlay notes that the current global financial turmoil primarily reflects problems in the property, banking and consumer sectors in the United States and to a lesser extent in Europe and Japan. While Clay Finlay is skeptical that emerging-market economies can completely "decouple" themselves from developed markets, the firm believes that these economies may be positioned to outperform given strong domestic demand growth potential, especially in the consumer, infrastructure and telecommunications areas. Moreover, Clay Finlay believes that as economic weakness leads to interest rate cuts in the United States and Europe, the outlook for liquidity flows into the emerging markets remains positive.

Clay Finlay believes that inflation is a risk that must be monitored, as rising inflation could ultimately trigger monetary tightening and a contraction in price-to-earnings multiples in the emerging markets. Clay Finlay notes that, fortunately, at least for markets with strong external accounts, there is room to allow further currency appreciation, which could cool off inflationary pressures while helping to rebalance economic growth towards domestic demand, and at the same time adding to returns for foreign investors.

Clay Finlay Emerging Markets Fund

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2008

	Inception Date	6 Month Return*	Annualized 1 Year Return	Annualized Inception to Date
Class A with load	12/30/05	(6.33)%	9.70%	22.30%
Class A without load	12/30/05	(0.62)%	16.39%	25.81%
Class C with load	12/30/05	(2.11)%	14.46%	24.88%
Class C without load	12/30/05	(1.14)%	15.46%	24.88%
Class Z	12/30/05	(0.55)%	16.71%	26.11%
Institutional Class	12/30/05	(0.17)%	17.45%	26.82%
MSCI Emerging Markets Index	12/30/05	(1.42)%	23.32%	25.71%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

*Not Annualized

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated February 4, 2008 to the prospectus dated November 19, 2007) are 3.08% and 2.00%; 6.57% and 2.75%; 12.56% and 1.75%; 2.13% and 1.25%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2008 — % of Total Fund Investments



OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 36.0%		
Beverages-Non-Alcoholic — 1.0%		
Coca-Cola Femsa SAB de CV ADR	7,100	$ 333
Total Beverages-Non-Alcoholic		333
Brewery — 1.6%		
Cia Cervecerias Unidas ADR	15,340	522
Total Brewery		522
Building & Construction-Miscellaneous — 1.8%		
Orascom Construction GDR	2,880	595
Total Building & Construction-Miscellaneous		595
Cellular Telecommunications — 6.3%		
America Movil, Ser L ADR	10,900	653
Tim Participacoes ADR	12,300	470
Turkcell Iletisim Hizmet ADR	14,450	328
Vimpel-Communications ADR	17,800	613
Total Cellular Telecommunications		2,064
Commercial Banks Non-US — 1.2%		
Banco Itau Holding Financeira ADR	16,950	395
Total Commercial Banks Non-US		395
Diversified Minerals — 3.7%		
Cia Vale do Rio Doce ADR	40,550	1,216
Total Diversified Minerals		1,216
Electronic Components-Miscellaneous — 2.6%		
AU Optronics ADR	20,839	346
HON HAI Precision GDR	17,532	185
HON HAI Precision Industry GDR 144A	30,800	325
Total Electronic Components-Miscellaneous		856
Food-Dairy Products — 1.5%		
Wimm-Bill-Dann Foods ADR	4,125	479
Total Food-Dairy Products		479
Food-Retail — 1.3%		
X5 Retail Group GDR*	12,950	416
Total Food-Retail		416
Internet Content-Information/News — 0.9%		
Baidu.com ADR*	1,070	300
Total Internet Content-Information/News		300
Medical-Generic Drugs — 1.0%		
Teva Pharmaceutical Industries ADR	7,100	327
Total Medical-Generic Drugs		327

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 2.0%		
Gazprom ADR	13,750	$ 670
Total Oil Companies-Exploration & Production		670
Oil Companies-Integrated — 5.9%		
Petroleo Brasileiro ADR	17,450	1,939
Total Oil Companies-Integrated		1,939
Oil Refining & Marketing — 1.1%		
Reliance Industries GDR, 144A	2,750	345
Total Oil Refining & Marketing		345
Semiconductor Components-Integrated Circuits — 0.8%		
Powertech Technology GDR	46,891	271
Total Semiconductor Components-Integrated Circuits		271
Steel Pipe & Tube — 0.9%		
TMK OAO, 144A	8,400	304
Total Steel Pipe & Tube		304
Steel-Producers — 2.0%		
Severstal GDR	30,400	646
Total Steel-Producers		646
Tobacco — 0.4%		
ITC GDR	28,550	142
Total Tobacco		142
Total Common Stock (Cost $11,239)		11,820
Foreign Common Stock — 54.4%		
Brazil — 2.9%		
B2W Cia Global Do Varejo	3,250	115
Banco do Brasil	29,300	487
Localiza Rent A Car	38,900	355
Total Brazil		957
China — 5.2%		
China Life Insurance, Cl H	40,000	144
Harbin Power Equipment, Cl H	124,000	281
Industrial & Commercial Bank of China, Cl H	1,043,000	628
Jiangsu Express, Cl H	384,000	360
PetroChina, Cl H	208,000	287
Total China		1,700

Description	Shares	Value (000)
Hong Kong — 8.3%		
China Everbright International	1,004,000	$ 419
China Mobile	61,000	899
China Resources Enterprise	132,000	445
CNOOC	330,000	466
Kingdee International Software	234,000	159
Shanghai Industrial Holdings	88,000	328
Total Hong Kong		2,716
Indonesia — 3.8%		
Astra International	157,000	473
Bank Rakyat Indonesia	628,000	486
Ciputra Development*	3,774,000	301
Total Indonesia		1,260
Israel — 1.4%		
Israel Chemicals	34,900	452
Total Israel		452
Kazakhstan — 0.9%		
Eurasian Natural Resources*	19,500	299
Total Kazakhstan		299
Luxembourg — 1.7%		
Millicom International Cellular*	5,380	570
Total Luxembourg		570
Malaysia — 2.8%		
Malayan Banking Bhd	95,000	349
WCT Engineering	196,000	560
Total Malaysia		909
Philippines — 2.1%		
Ayala	57,220	677
Total Philippines		677
Russia — 3.8%		
Sberbank	96,000	355
NovaTek OAO	13,100	877
Total Russia		1,232
South Africa — 6.5%		
Anglo Platinum	3,351	486
MTN Group	31,900	509
Murray & Roberts Holdings	36,800	427
Naspers, Cl N	14,650	274
Standard Bank Group	35,600	435
Total South Africa		2,131

Description	Shares	Value (000)
South Korea — 7.0%		
Daegu Bank	19,680	$ 287
GS Engineering & Construction	2,530	308
LG Chem	6,360	533
POSCO	1,250	680
Samsung Engineering	5,030	489
Total South Korea		2,297
Taiwan — 2.5%		
Alpha Networks	1	—
Far Eastern Textile	448,000	621
Foxconn Technology	13,000	75
Powertech Technology	45,800	134
Total Taiwan		830
Thailand — 3.5%		
CP ALL	1,289,300	426
Kasikornbank	288,000	732
Total Thailand		1,158
Turkey — 2.0%		
Asya Katilim Bankasi*	37,700	323
BIM Birlesik Magazalar	3,950	332
Total Turkey		655
Total Foreign Common Stock (Cost $17,989)		17,843
Warrants — 8.2%		
Foxconn Technology 144A, expires 08/22/08*	24,000	135
Grasim Industries 144A, expires 05/22/09*	4,750	356
IVRCL Infrastructures & Projects 144A, expires 11/17/08*	28,900	331
Chinatrust Financial Holding 144A, expires 10/07/08*	483,000	384
Asian Paints 144A, expires 06/15/09*	28,250	620
Cathay Financial Holding 144A, expires 01/15/13*	167,000	393
Maruti Suzuki India 144A, expires 09/03/12*	14,450	311
Nicholas Piramal India 144A, expires 10/26/09*	21,400	165
Total Warrants (Cost $2,873)		2,695

OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND — concluded

SCHEDULE OF INVESTMENTS

As of January 31, 2008 (Unaudited)

Description	Shares	Value (000)
Money Market Fund — 1.0%		
Dreyfus Cash Management Fund, Institutional Class, 4.850% (A)	322,905	$ 323
Total Money Market Fund (Cost $323)		323
Total Investments — 99.6% (Cost $32,424)		32,681
Other Assets and Liabilities, Net — 0.4%		118
Total Net Assets — 100.0%		$32,799

For descriptions of abbreviations and footnotes, please refer to page 60.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Copper Rock Capital Partners, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2008, the Old Mutual Copper Rock Emerging Growth Fund (the "Fund") underperformed its benchmark, the Russell 2000® Growth Index (the "Index"). The Fund's Class A shares posted a (9.01)% return at net asset value for the six-month period while the Russell 2000® Growth Index returned (6.20)%. Performance for all share classes can be found on page 41.

Q. What investment environment did the Fund face during the past six months?

A. Growth stocks, on average, continued to outperform value stocks during the six-month period, a dynamic which benefited Fund performance. In September of 2007, the markets started to experience significant volatility attributable, primarily, to a liquidity crisis caused by the meltdown in sub-prime lending, concerns over continued housing declines and a possible recession. The Federal Reserve Board moved quickly to stem concerns of a recession, cutting the Federal Funds rate by 0.50% in October and by an additional 0.25% in December. Despite these moves volatility lingered as energy prices continued to reach new highs, as preliminary holiday sales were weaker than expected, and as fears of inflation mounted. Copper Rock Capital Partners, LLC ("Copper Rock"), the sub-adviser to the Fund, notes that this scenario created a relatively difficult environment for active, fundamental investment managers as the tug of war between an impending recession and a soft landing in 2008 was yet to be determined. In January of 2008 the tides turned quickly and value returned to favor, as markets grew more wary of an impending recession.

Q. Which market factors influenced the Fund's relative performance?

A. The market downturn that began in the last quarter of 2007 and went on to become quite severe in January 2008 negatively impacted the Fund's relative performance during the period. During this period small-cap growth stocks significantly underperformed small-cap value stocks and higher quality growth stocks with solid fundamentals were caught in the downdraft. Additionally, stocks in the technology sector were hurt by news that corporate technology budgets had been reduced for 2008. On the other side of the equation, the Fund benefited from a lack of exposure to banks within the financials sector, which performed poorly as a result of mortgage write-downs and the sub-prime lending crisis.

Q. How did portfolio composition affect Fund performance?

A. Stock selection within the financials and consumer discretionary sectors had a positive impact on the Fund's performance during the period, while an underweight relative to the Index in consumer staples detracted marginally from performance. Health care, information technology and energy had a negative impact as stock selection in these sectors detracted from relative performance.

Individual stocks that contributed to performance during the period included Priceline.com, Capella Education and Authorize.net (now Cybersource) (no longer a Fund holding), while stocks such as ORBCOMM (no longer a Fund holding), Riverbed Technology and Aruba Networks (no longer a Fund holding) detracted from absolute returns. Online US and European travel company Priceline.com benefited from European demand to connect travelers with a myriad of hotels. Capella Education, a post secondary education provider, performed well as people became eager to further their income potential while maintaining their full-time jobs in a softening economy. Additionally, companies such as Capella Education, which offers evening and online classes, have begun to gain credibility in the professional arena and benefited from increased part-time student enrollment. Provider of electronic payment and risk management solutions Authorize.net was acquired by Cybersource, which continued to gain new customers during the period. In contrast, ORBCOMM, a satellite-based data communication company, missed

---

Performance Highlights

- *For the six-month period ended January 31, 2008, the Old Mutual Copper Rock Emerging Growth Fund underperformed its benchmark, the Russell 2000® Growth Index. The Fund's Class A shares posted a (9.01)% return at net asset value for the six-month period while the Russell 2000® Growth Index returned (6.20)%.*

- *Stock selection within the financials and consumer discretionary sectors had a positive impact on the Fund's performance during the period, while an underweight relative to the Index in consumer staples detracted marginally from performance.*

- *Health care, information technology and energy had a negative impact as stock selection in these sectors detracted from relative performance.*

- *Individual stocks that contributed to performance during the period included Priceline.com, Capella Education and Authorize.net (now Cybersource) (no longer a Fund holding), while stocks such as ORBCOMM (no longer a Fund holding), Riverbed Technology and Aruba Networks (no longer a Fund holding) detracted from absolute returns.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Copper Rock Capital Partners, LLC

Top Ten Holdings as of January 31, 2008	
FTI Consulting	3.3%
Strayer Education	3.0%
MF Global	2.9%
B/E Aerospace	2.6%
Lifecell	2.4%
ITT Educational Services	2.2%
Illumina	2.2%
Activision	2.1%
GFI Group	1.9%
Huron Consulting Group	1.9%
As a % of Total Fund Investments	24.5%

earnings forecasts and lowered forward guidance during the period. Additionally, wide-area distributed computing provider Riverbed Technology was hurt by the overall trend in the information technology sector, which lost value as news was released that corporate technology budgets were being cut. Lastly, Aruba Networks, an enterprise mobility solution provider, lost value due to concerns over an economic slowdown and reduced information technology spending.

Q. What is the investment outlook for the small-cap growth market?

A. Despite difficult market conditions, Copper Rock believes that its investment process will continue to uncover strong investment opportunities. While these market conditions persist, the firm will aim to identify companies with solid fundamentals in the hopes that these companies' stock prices will eventually reflect their strength.

Copper Rock believes the markets are experiencing a period of fear and panic, a period that can be hard on the firm's strategy in the short-term, while fundamentals and stock prices lack a clear correlation. However, Copper Rock believes that, when the markets stabilize, its strategy is positioned to add value, which may not likely occur until the latter half of 2008. The firm currently remains fond of consulting and service stocks that may be positioned to benefit from heightened market turmoil. Copper Rock has increased health care exposure due to the firm's belief in visible and sustainable earnings within the Fund's holdings and the firm has also selectively added retail holdings that it believes may be poised for future growth.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of January 31, 2008

	Inception Date*	6 Month Return*	Annualized 1 Year Return	Annualized Inception to Date
Class A with load	07/29/05	(14.26)%	(7.00)%	4.11%
Class A without load	07/29/05	(9.01)%	(1.28)%	6.59%
Class C with load	07/29/05	(10.66)%	(3.36)%	5.55%
Class C without load	07/29/05	(9.82)%	(2.45)%	5.55%
Class Z	12/09/05	(9.04)%	(1.20)%	5.77%
Institutional Class	07/29/05	(8.86)%	(0.86)%	7.02%
Russell 2000® Growth Index	07/29/05	(6.20)%	(4.55)%	4.20%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

*Not Annualized

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated February 4, 2008 to the prospectus dated November 19, 2007) are 1.86% and 1.68%; 7.43% and 2.43%; 12.39% and 1.43%; 1.22% and 1.22%, respectively.

*The inception date of each share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date the share classes were available for sale to shareholders was 08/01/05 for Class A, Class C and Institutional Class, and 12/16/05 for Class Z.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 7/29/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2008 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 95.8%		
Advertising Sales — 1.3%		
AirMedia Group ADR*	17,718	$ 406
Focus Media Holding ADR*	11,760	565
Total Advertising Sales		971
Aerospace/Defense — 0.8%		
Spirit Aerosystems Holdings, Cl A*	20,350	562
Total Aerospace/Defense		562
Aerospace/Defense-Equipment — 3.8%		
AAR*	30,127	888
B/E Aerospace*	49,043	1,894
Total Aerospace/Defense-Equipment		2,782
Applications Software — 1.5%		
Nuance Communications*	67,311	1,070
Total Applications Software		1,070
Auto/Truck Parts & Equipment-Original — 0.7%		
Amerigon*	31,449	538
Total Auto/Truck Parts & Equipment-Original		538
Building-Heavy Construction — 0.9%		
Chicago Bridge & Iron	14,000	623
Total Building-Heavy Construction		623
Commercial Services — 1.8%		
ExlService Holdings*	34,039	646
Quanta Services*	29,980	657
Total Commercial Services		1,303
Computer Software — 1.0%		
Omniture*	12,310	304
Double-Take Software*	27,828	431
Total Computer Software		735
Computers-Integrated Systems — 0.9%		
Riverbed Technology*	29,512	660
Total Computers-Integrated Systems		660
Computer Services — 0.5%		
SRA International, Cl A*	13,510	371
Total Computer Services		371

Description	Shares	Value (000)
Consulting Services — 7.6%		
Advisory Board*	17,622	$ 1,123
FTI Consulting*	43,081	2,383
Huron Consulting Group*	19,111	1,373
SAIC*	35,240	666
Total Consulting Services		5,545
Data Processing/Management — 0.5%		
Commvault Systems*	19,124	356
Total Data Processing/Management		356
Diagnostic Equipment — 0.4%		
Hansen Medical*	16,205	290
Total Diagnostic Equipment		290
E-Commerce/Services — 1.5%		
Priceline.com*	9,791	1,063
Total E-Commerce/Services		1,063
Electronic Components-Semiconductors — 1.2%		
AuthenTec*	26,101	325
Cavium Networks*	28,659	548
Total Electronic Components-Semiconductors		873
Electronic Design Automation — 1.3%		
Comtech Group*	48,724	524
Synopsys*	19,220	423
Total Electronic Design Automation		947
Electronic Measuring Instruments — 0.8%		
Itron*	7,036	580
Total Electronic Measuring Instruments		580
Electronic Security Devices — 0.7%		
Taser International*	43,679	502
Total Electronic Security Devices		502
E-Marketing/Information — 0.5%		
Constant Contact*	15,351	327
Total E-Marketing/Information		327
Enterprise Software/Services — 1.8%		
Omnicell*	29,550	741
Ultimate Software Group*	19,680	532
Total Enterprise Software/Services		1,273
Entertainment Software — 2.1%		
Activision*	57,910	1,498
Total Entertainment Software		1,498

Description	Shares	Value (000)
E-Services/Consulting — 1.0%		
GSI Commerce*	28,986	$ 472
Perficient*	19,421	270
Total E-Services/Consulting		742
Finance-Other Services — 6.9%		
FCStone Group*	14,634	649
GFI Group*	15,714	1,386
MF Global*	69,920	2,101
Nymex Holdings	7,660	881
Total Finance-Other Services		5,017
Gambling (Non-Hotel) — 0.7%		
Pinnacle Entertainment*	28,190	514
Total Gambling (Non-Hotel)		514
Insurance Brokers — 1.8%		
eHealth*	49,677	1,301
Total Insurance Brokers		1,301
Internet Application Software — 1.6%		
DealerTrack Holdings*	43,847	1,182
Total Internet Application Software		1,182
Investment Management/Advisory Services — 0.8%		
Affiliated Managers Group*	5,994	589
Total Investment Management/Advisory Services		589
Marine Services — 1.1%		
Aegean Marine Petroleum Network	23,385	764
Total Marine Services		764
Medical Imaging Systems — 0.5%		
IRIS International*	21,590	387
Total Medical Imaging Systems		387
Medical Instruments — 2.9%		
Abaxis*	20,837	678
Conceptus*	46,682	760
Intuitive Surgical*	2,500	635
Total Medical Instruments		2,073
Medical Laser Systems — 0.8%		
Cynosure, Cl A*	22,629	562
Total Medical Laser Systems		562

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 8.0%		
Alexion Pharmaceuticals*	13,181	$ 861
AMAG Pharmaceuticals*	16,618	857
Illumina*	24,339	1,550
Keryx Biopharmaceuticals*	49,383	299
Lifecell*	44,000	1,738
Millennium Pharmaceuticals*	33,330	506
Total Medical-Biomedical/Genetic		5,811
Medical-Drugs — 1.5%		
Indevus Pharmaceuticals*	62,407	398
Shire ADR	12,720	685
Total Medical-Drugs		1,083
Metal Processors & Fabricators — 1.0%		
Ladish*	20,940	743
Total Metal Processors & Fabricators		743
Oil Companies-Exploration & Production — 3.5%		
Arena Resources*	20,062	714
ATP Oil & Gas*	13,621	513
Parallel Petroleum*	35,000	486
SandRidge Energy*	27,850	847
Total Oil Companies-Exploration & Production		2,560
Oil Field Machinery & Equipment — 2.6%		
Dresser-Rand Group*	26,386	836
T-3 Energy Services*	22,563	1,015
Total Oil Field Machinery & Equipment		1,851
Physical Practice Management — 0.5%		
Pediatrix Medical Group*	4,813	328
Total Physical Practice Management		328
Physical Therapy/Rehabilitation Centers — 1.8%		
Psychiatric Solutions*	42,741	1,290
Total Physical Therapy/Rehabilitation Centers		1,290
Printing-Commercial — 1.3%		
VistaPrint*	25,009	931
Total Printing-Commercial		931
Publishing-Newspapers — 0.9%		
Dolan Media*	29,905	678
Total Publishing-Newspapers		678

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2008 (UNAUDITED)

Description	Shares	Value (000)
Retail-Apparel/Shoe — 3.1%		
Aeropostale*	31,810	$ 896
Guess ?	12,700	474
Urban Outfitters*	31,040	900
Total Retail-Apparel/Shoe		2,270
Retail-Computer Equipment — 1.6%		
GameStop, Cl A*	22,430	1,160
Total Retail-Computer Equipment		1,160
Retail-Restaurants — 0.6%		
BJ's Restaurants*	3	—
Texas Roadhouse, Cl A*	35,100	424
Total Retail-Restaurants		424
Retail-Sporting Goods — 1.3%		
Dick's Sporting Goods*	16,240	529
Zumiez*	23,200	446
Total Retail-Sporting Goods		975
Schools — 8.2%		
American Public Education*	11,264	444
Capella Education*	15,271	963
ITT Educational Services	17,000	1,553
New Oriental Education & Technology Group ADR*	13,990	793
Strayer Education	12,579	2,171
Total Schools		5,924
Semiconductor Components-Integrated Circuits — 0.7%		
Anadigics*	53,877	538
Total Semiconductor Components-Integrated Circuits		538
Semiconductor Equipment — 1.0%		
Tessera Technologies*	19,310	756
Total Semiconductor Equipment		756
Telecommunications Equipment — 0.8%		
Harris	10,556	577
Total Telecommunications Equipment		577
Telecommunications Services — 2.4%		
Cbeyond*	35,106	1,184
Time Warner Telecom, Cl A*	32,004	559
Total Telecommunications Services		1,743
Therapeutics — 1.8%		
Theravance*	28,958	571
United Therapeutics*	8,645	726
Total Therapeutics		1,297

Description	Shares	Value (000)
Transactional Software — 1.3%		
Innerworkings*	67,148	$ 930
Total Transactional Software		930
Veterinary Diagnostics — 0.9%		
VCA Antech*	17,430	674
Total Veterinary Diagnostics		674
Web Hosting/Design — 0.4%		
Equinix*	3,965	299
Total Web Hosting/Design		299
Wound, Burn & Skin Care — 0.9%		
Obagi Medical Products*	41,943	624
Total Wound, Burn & Skin Care		624
Total Common Stock (Cost $61,520)		69,466
Investment Company — 1.8%		
Index Fund-Small Cap — 1.8%		
iShares Russell 2000 Growth Index Fund	17,220	1,308
Total Index Fund-Small Cap		1,308
Total Investment Company (Cost $7,407)		1,308
Money Market Fund — 1.5%		
Dreyfus Cash Management Fund, Institutional Class, 4.850% (A)	1,117,274	1,117
Total Money Market Fund (Cost $1,117)		1,117
Total Investments — 99.1% (Cost $70,044)		71,891
Other Assets and Liabilities, Net — 0.9%		625
Total Net Assets — 100.0%		$ 72,516

For descriptions of abbreviations and footnotes, please refer to page 60.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL INTERNATIONAL BOND FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Rogge Global Partners PLC

Q. **How did the Fund perform relative to its benchmark?**

A. For the period since its inception on November 19, 2007 through January 31, 2008, the Old Mutual International Bond Fund's Institutional Class shares posted a 3.55% return, outperforming the Citigroup Non-U.S. Dollar World Government Bond Index, which returned 2.81% for the same time period.

Top Ten Holdings as of January 31, 2008	
Development Bank of Japan, 2.300%, 03/19/26	12.6%
Bundesrepublik Deutschland, 5.000%, 07/04/12	8.7%
Bundesrepublik Deutschland, 4.000%, 01/04/18	8.6%
Sweden Government Bond, 3.750%, 08/12/17	6.0%
Bundesrepublik Deutschland, 4.750%, 07/04/34	5.5%
Australia Government Bond, 5.250%, 03/15/19	4.0%
Finland Government Bond, 2.750%, 09/15/10	3.8%
French Treasury Note BTAN, 2.500%, 07/12/10	3.8%
Hellenic Republic Government Bond, 3.900%, 08/20/11	3.8%
Belgium Government Bond, 5.750%, 09/28/10	3.8%
As a % of Total Fund Investments	60.6%

Old Mutual International Bond Fund — concluded

Performance and Portfolio Summary (Unaudited)

Average Annual Total Return as of January 31, 2008

	Inception Date	Inception to Date*
Institutional Class	11/19/07	3.55%
Citigroup Non-US Dollar World Government Bond Index	11/19/07	2.81%

Past performance is not a guarantee of future. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

*Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the November 19, 2007 prospectus) are 1.07% and 0.95% respectively. Expenses are based on estimated amounts.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of 11/19/07 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2008 — % of Total Fund Investments



Schedule of Investments

Description		Face Amount (000)	Value (000)
U.S. Treasury Obligations — 0.6%			
United States Treasury Notes, 4.750%, 08/15/17		$ 150	$ 163
Total U.S. Treasury Obligations (Cost $153)			**163**
Foreign Government Bonds — 89.1%			
Australia Government Bond, 5.250%, 03/15/19	AUD	1,250	1,047
Austria Government Bond, 5.500%, 01/15/10	EUR	615	949
Belgium Government Bond, 5.750%, 09/28/10	EUR	625	982
Canadian Government Bond, 5.250%, 06/01/13	CAD	315	338
Canadian Government Bond, 5.750%, 06/01/33	CAD	210	259
Finland Government Bond, 2.750%, 09/15/10	EUR	680	993
French Treasury Note BTAN, 2.500%, 07/12/10	EUR	680	988
Bundesrepublik Deutschland, 3.500%, 01/04/16	EUR	100	145
Bundesrepublik Deutschland, 3.750%, 01/04/15	EUR	189	281
Bundesrepublik Deutschland, 4.000%, 01/04/18	EUR	1,500	2,242
Bundesrepublik Deutschland, 5.000%, 07/04/12	EUR	1,450	2,278
Bundesrepublik Deutschland, 4.750%, 07/04/34	EUR	920	1,429
Bundesrepublik Deutschland, 3.750%, 07/04/13	EUR	24	36
Hellenic Republic Government Bond, 3.900%, 08/20/11	EUR	660	985
Ireland Government Bond, 3.250%, 04/18/09	EUR	650	962
Italy Buoni Poliennali Del Tesoro, 5.250%, 08/01/11	EUR	625	977
Development Bank of Japan, 1.750%, 03/17/17	JPY	50,000	477
Development Bank of Japan, 2.300%, 03/19/26	JPY	340,000	3,277
Netherlands Government Bond, 4.250%, 07/15/13	EUR	221	338
Norway Government Bond, 6.000%, 05/16/11	NOK	610	119
Portugal Obrigacoes do Tesouro OT, 5.850%, 05/20/10	EUR	615	959
Spain Government Bond, 3.250%, 07/30/10	EUR	665	982
Sweden Government Bond, 4.500%, 08/12/15	SEK	2,300	376

Description		Face Amount (000)/Shares	Value (000)
Foreign Government Bonds — continued			
Sweden Government Bond, 3.750%, 08/12/17	SEK	10,100	$ 1,562
Sweden Government Bond, 3.500%, 12/01/15	SEK	1,800	375
United Kingdom Gilt, 4.250%, 12/07/55	GBP	400	797
Total Foreign Government Bonds (Cost $23,041)			**24,153**
Corporate Bonds — 0.2%			
Goldman Sachs Group, 5.450% 11/01/12		$ 50	52
Total Corporate Bonds (Cost $52)			**52**
Foreign Bonds — 3.1%			
Citigroup, 2.400% 10/31/25	JPY	16,900	139
Credit Suisse/London, 5.125%, 09/18/17	EUR	100	150
Royal Bank of Scotland, 4.625%, 09/22/21 (C)	EUR	160	219
HSBC Bank, 4.250%, 03/18/16 (C)	EUR	30	44
Nykredit Realkredit A/S, 4.000%, 01/01/09	DKK	1,500	299
Total Foreign Bonds (Cost $855)			**851**
Money Market Fund — 3.2%			
Dreyfus Cash Management Fund, Institutional Class, 4.85% (A)		857	857
Total Money Market Fund (Cost $857)			**857**
Total Investments — 96.2% (Cost $24,958)			**26,076**
Other Assets and Liabilities, Net — 3.8%			**1,024**
Total Net Assets — 100.0%			**$27,100**

For descriptions of abbreviations and footnotes please refer to page 60.

As of January 31, 2008, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized (Appreciated) (Depreciation) (000)
03/11/08	USD	(383,574)	AUD	428,949	$ (1)
03/11/08	CAD	(583,220)	USD	615,141	35
03/11/08	USD	(159,653)	CHF	177,620	4
03/11/08	DKK	(141,723)	USD	(23,084)	(5)
03/11/08	EUR	(1,236,849)	USD	(1,717,281)	(119)
03/11/08	GBP	(384,491)	USD	(885,129)	122
03/11/08	USD	(4,113,500)	JPY	435,594,812	(6)
03/11/08	USD	(994,433)	NOK	5,468,035	14
03/11/08	SEK	(13,113,202)	USD	(2,035,841)	(23)
04/15/08	USD	(120,120)	BRL	220,000	3
04/15/08	USD	(266,998)	TWD	8,600,000	3
					$ 27

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL INTERNATIONAL EQUITY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisers: Acadian Asset Management LLC and Clay Finlay Inc.

Performance Highlights

- *The Old Mutual International Equity Fund underperformed its benchmark during the six-month period ended January 31, 2008. The Fund's Class A shares posted an (11.22)% return at net asset value, while the MSCI EAFE® Index returned (7.52)%.*

- *In terms of regions and countries, South America contributed positively to Fund performance due to strong returns in Brazil, while Western Europe, the Pacific Rim, North America, Central Asia and Eastern Europe detracted from performance during the period.*

- *At the individual stock level, Petroleo Brasileiro, Sun Hung Kai Properties and Nestle were among the top contributors to Fund performance during the period, while ING Groep, Societe Generale and Royal Dutch Shell detracted from the Fund's returns.*

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual International Equity Fund (the "Fund") underperformed its benchmark during the six-month period ended January 31, 2008. The Fund's Class A shares posted an (11.22)% return at net asset value, while the MSCI EAFE® Index (the "Index") returned (7.52)%. Performance for all share classes can be found on page 50.

Q. What investment environment did the Fund face during the past six months?

A. Overall, equity markets were volatile during the period due to a credit crisis sparked by the fallout from US sub-prime mortgage loans. Concerns that the United States might enter a recession and that a global economic slowdown could impact key economies prevailed and international stocks, on average, lost value during the period. Markets gained ground in August due, at least in part, to the belief that the sub-prime financial crisis would remain contained in the United States and that it would not lead to a widespread dislocation of the global economy. International equities peaked in October as the fear of further write-downs and tight credit conditions exacerbated talk about the potential for a US recession and a broader global economic slowdown. Despite worries about slowing growth, however, energy prices reached new highs with oil reaching $100 per barrel for the first time. At the same time, gold prices surged as investors sought to hedge exposure to increasing inflation and a global slowdown.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund's avoidance of certain banks and financial-sector companies that were embroiled in the credit crisis benefited performance during the period. Additionally, holdings in Hong Kong real estate helped performance as interest rate cuts in the United States benefited these stocks because of Hong Kong's currency peg to the US Dollar. Rising oil prices and investor sentiment towards emerging markets also helped boost the return of certain energy-sector stocks.

On the other hand, exposure to small-cap value stocks detracted from performance in a volatile period where investors preferred larger capitalized, more liquid securities. The Fund held a diversified mix of securities, but a number of stock holdings were more deeply value-oriented and smaller in capitalization than the benchmark, and this detracted from performance, primarily with respect to assets managed by Acadian Asset Management LLC ("Acadian"). Within the allocation of the Fund's management by Clay Finlay Inc. ("Clay Finlay"), holdings in China and India were detractors from performance as both markets lost value after posting strong gains early in 2007. Also, weakness in the information technology sector late in the period hurt Fund performance as weakness in global growth expectations drove earnings forecasts lower.

Q. How did portfolio composition affect relative Fund performance?

A. In terms of regions and countries, South America contributed positively to Fund performance due to strong returns in Brazil; Western Europe, the Pacific Rim, North America, Central Asia and Eastern Europe detracted from performance during the period. Emerging market exposure benefited the Fund during the period, especially exposure to Brazil and the country's oil company, Petroleo Brasileiro, one of the Fund's top contributors. In Western Europe, stock selection in the Netherlands, the United Kingdom, Sweden and Italy were primarily to blame for the region's underperformance. Stock selection in Japan, Hong Kong and New Zealand was primarily to blame for the lackluster performance of the Pacific Rim, while an overweight allocation to Canada played a role in North America's negative contribution. The Fund's allocation to the poor performing Indian market contributed to Central Asia's weak performance and Eastern Europe marginally detracted from performance because of the Fund's allocation to Russia.

At the individual stock level, Petroleo Brasileiro, Sun Hung Kai Properties and Nestle were among the top contributors to relative Fund performance during the period, while ING Groep, Societe Generale and Royal Dutch Shell detracted from the Fund's returns. Petroleo Brasileiro, Brazil's top energy company, outperformed during the period due to the stock's attractive valuation, surging oil prices and a significant discovery of oil reserves off the coast of Brazil. Sun Hung Kai Properties, a Hong Kong real estate firm, benefited from strong demand in the local market, bolstered by interest rate cuts in the United States and Hong Kong's currency peg to the US Dollar. Switzerland-based food and beverage company Nestle, against a tough market backdrop with rising raw materials prices, continued to deliver 6-8% revenue growth with steady improvement in margins. Life insurance provider ING Groep detracted from performance as analysts' recommended cuts of this Dutch company due to concerns that its sub-prime mortgage investments would undermine earnings. French bank Societe Generale's shares fell amid concerns that a plan by a consortium of central banks to ease the global credit crunch will not be enough to avert an economic slowdown. Oil and gas company Royal Dutch Shell detracted from returns due to interest rate cuts made by the Federal Reserve Board, indicating oil prices would rise higher.

Q. What is the investment outlook for international stocks?

A. Acadian believes that global equity markets will remain volatile as investors struggle with alternating hopes and fears on a number of issues, including the US housing market, global credit tightening and record high oil prices. The current market situation will likely take some time to play out in Acadian's view, as housing and mortgage concerns in the United States and related credit contractions continue to have a negative impact. Acadian notes that a US recession is a strong possibility, as consumer spending slows and tighter lending conditions constrain growth.

On a positive note, Acadian believes markets typically discount future economic events and are typically responsive to interest rate cuts, both lending to a potential improvement for the long-term outlook. Additionally, Acadian believes recent market reactions have opened up previously compressed valuation ranges and widened projected return forecasts, providing improved conditions for active portfolio management and underscoring the importance of global diversification.

Clay Finlay believes that, from a macroeconomic standpoint, the United States may be able to avoid a technical recession (defined as two straight quarters of negative gross domestic product growth), but that growth will be slow enough to have a negative impact. Despite the US Federal Reserve Board's 0.75% emergency interest rate cut in late January 2008, and the subsequent 0.50% rate decrease in early February, Clay Finlay believes the US consumer remains fragile due to the slumping housing market. Clay Finlay notes that foreign economies remain at risk for a slowdown because of US weakness. The Bank of England may be poised to lower rates, but the European Central Bank ("ECB") is more focused on fighting inflation than spurring growth, a difficult balancing act given the divergent issues facing individual countries in the union, according to Clay Finlay. Although Clay Finlay believes the ECB will be forced to follow suit and cut key interest rates in the future, the firm notes that short-term weakness is likely and that a pick up in growth will probably lag that of other areas. In Japan, an economy as dependent on exports as the United States is on the consumer, Clay Finlay believes conditions continue to deteriorate as a weak Japanese consumer is failing to offset the export growth decline attributable to a weak US consumer. Despite the prevailing bearish sentiment, Clay Finlay notes that it continues to find attractive growth opportunities at increasingly attractive valuations.

Top Ten Holdings as of January 31, 2008	
Royal Dutch Shell, Cl A	2.8%
Nintendo	2.7%
Societe Generale	2.3%
ING Groep	2.2%
Zurich Financial Services	2.2%
BT Group	2.2%
Marubeni	1.9%
E.ON	1.9%
BHP Billiton	1.6%
Salzgitter	1.4%
As a % of Total Fund Investments	21.2%

OLD MUTUAL INTERNATIONAL EQUITY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2008

	Inception Date	6 Month Return*	Annualized 1 Year Return	Annualized Inception to Date
Class A with load	12/30/05	(16.30)%	(7.88)%	7.94%
Class A without load	12/30/05	(11.22)%	(2.25)%	11.04%
Class C with load	12/30/05	(12.40)%	(3.92)%	10.26%
Class C without load	12/30/05	(11.53)%	(2.95)%	10.26%
Class Z	12/30/05	(11.09)%	(1.99)%	11.31%
Institutional Class	12/30/05	(10.92)%	(1.67)%	11.64%
MSCI EAFE® Index	12/30/05	(7.52)%	0.22%	12.33%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

*Not Annualized

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the supplement dated February 4, 2008 to the prospectus dated November 19, 2007) are 4.33% and 1.52%; 6.77% and 2.27%; 13.96% and 1.27%; 1.75% and 1.02%, respectively.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2008 — % of Total Fund Investments



Schedule of Investments

As of January 31, 2008 (Unaudited)

Description	Shares	Value (000)
Common Stock — 0.7%		
Applications Software — 0.1%		
Infosys Technologies ADR	1,850	$ 77
Total Applications Software		77
Cellular Telecommunications — 0.2%		
Vimpel-Communications ADR	5,700	196
Total Cellular Telecommunications		196
Internet Content-Information/News — 0.1%		
Baidu.com ADR*	390	109
Total Internet Content-Information/News		109
Metal-Copper — 0.1%		
Taseko Mines*	23,600	95
Total Metal-Copper		95
Oil Companies-Integrated — 0.2%		
Petroleo Brasileiro ADR	1,990	221
Total Oil Companies-Integrated		221
Total Common Stock (Cost $722)		698
Foreign Common Stock — 61.9%		
Australia — 5.4%		
AJ Lucas Group	16,834	56
ASX	3,122	135
Ausenco	4,658	48
Bendigo Bank	3,495	40
BHP Billiton	54,476	1,827
BlueScope Steel	340	3
Caltex Australia	12,151	174
Centennial Coal	8,233	26
Commander Communications	3,400	1
Dominion Mining	50,262	199
Flight Centre	1,132	24
Incitec Pivot	1,585	174
Leighton Holdings	35,105	1,580
McPherson's	3,832	11
Mineral Resources	492	2
Qantas Airways	189,799	806
Riversdale Mining	489	4
Sally Malay Mining	8,388	30
Santos	89,930	987
Total Australia		6,127
Austria — 0.2%		
Telekom Austria	200	6
Vienna Insurance	2,800	216
Total Austria		222

Description	Shares	Value (000)
Belgium — 2.7%		
Delhaize Group	18,211	$ 1,394
Dexia	31,689	769
Euronav	40	1
Fortis	100	2
KBC Groep	7,067	902
Tessenderlo Chemie	330	14
Total Belgium		3,082
Bermuda — 0.0%		
Catlin Group	3,250	24
Total Bermuda		24
Canada — 0.7%		
CGI Group*	4,100	41
EnCana	200	13
Methanex	4,200	105
Metro, Cl A	100	2
Petro-Canada	12,200	554
Rothmans	1,800	43
Total Canada		758
Denmark — 1.1%		
Jyske Bank	900	58
Norden	7,176	748
Novo Nordisk A/S, Cl B	4,450	281
Topdanmark	900	135
Total Denmark		1,222
Finland — 0.4%		
Fortum OYJ	2,950	120
Nokia OYJ	8,500	313
Total Finland		433
France — 5.6%		
Accor	1,600	123
Alstom	1,740	351
AXA	6,466	222
BNP Paribas	5,636	559
France Telecom	9,139	322
Groupe Danone	3,500	283
PPR	980	138
Rallye SA	2,042	114
Recylex	1,901	36

Old Mutual International Equity Fund — continued

Schedule of Investments

As of January 31, 2008 (Unaudited)

Description	Shares	Value (000)	Description	Shares	Value (000)
France — continued			**Italy — continued**		
Sanofi-Aventis	51	$ 4	IFIL - Investments	101	$ 1
Societe Generale	21,203	2,663	Indesit	17,521	248
Thomson	5,428	66	Milano Assicurazioni	521	3
UBISOFT Entertainment*	899	82	Saipem SpA	9,750	339
Veolia Environnement	3,500	288	UniCredit	46,100	342
Vivendi	27,961	1,127	Total Italy		1,769
Total France		6,378	**Japan — 12.2%**		
Germany — 7.6%			Aisin Seiki	14,500	581
Arques Industries	1,154	26	Aloka	800	13
BASF AG	88	12	Arcs	9,700	117
Bayer	6,150	508	Astellas Pharma	2,200	95
Commerzbank	3,800	115	Aucnet	500	7
Deutsche Bank	75	8	Bosch	49	—
Deutsche Lufthansa	53,506	1,285	Brother Industries	511	6
E.ON	11,774	2,180	Canon	50	2
Epcos	3,387	47	Century Leasing System	900	8
Freenet	62	1	Cosmos Initia	15,000	45
Koenig & Bauer	1,838	45	Daiichikosho	2,200	21
KUKA*	1,407	45	Daito Bank	13,000	13
Linde	2,570	336	East Japan Railway	31	258
Metro	2,500	206	Eizo Nanao	100	3
Muenchener Rueckversicherungs	852	154	Fujitsu	700	5
Norddeutsche Affinerie	5,480	239	Fujitsu Frontech	1,200	11
Salzgitter	10,493	1,663	Geo	46	71
SAP	1,800	86	Haruyama Trading	1,500	9
Siemens	2,780	360	Haseko	500	1
ThyssenKrupp	26,534	1,302	Hitachi	221,000	1,656
Total Germany		8,618	Inui Steamship	6,600	103
Greece — 0.3%			Japan Tobacco	47	249
Hellenic Exchanges Holding	1,518	51	JFE Shoji Holdings	27,000	168
National Bank of Greece	4,500	275	Juki	7,000	34
Total Greece		326	Kawasaki Kisen Kaisha	75	1
Hong Kong — 1.1%			Kohnan Shoji	5,900	66
Cheung Kong Holdings	7,000	114	Komatsu	6,500	158
China Grand Forestry Resources*	60,000	9	Leopalace21	11,300	276
CLP Holdings	500	4	Marubeni	317,000	2,211
Esprit Holdings	46,600	607	Marudai Food	5,000	13
Hong Kong Exchanges and Clearing	4,500	94	Maruetsu*	9,000	69
Modern Beauty Salon Holdings	92,000	45	Meiji Dairies	8,000	43
Regal Hotels International Holdings	226,000	16	Mitani	2,100	20
Solomon Systech International	43,616	3	Mitsubishi Electric	24,000	221
Sun Hung Kai Properties	14,000	278	Mitsubishi Estate	8,000	215
VTech Holdings	23,534	136	Mitsubishi Materials	51,000	211
Total Hong Kong		1,306	Mitsui	14,000	285
Italy — 1.5%			Mitsui OSK Lines	600	7
Banca Popolare dell'Emilia Rom	169	4	Mitsumi Electric	13,800	388
Fiat	35,418	832	Mizuho Trust & Banking	62,000	106
			Mori Seiki	300	5

Description	Shares	Value (000)
Japan — continued		
Morinaga Milk Industry	4,000	$ 12
Nintendo	6,200	3,135
Nippon Metal Industry	11,000	32
Nippon Oil	103,000	699
Nippon Steel	700	4
Nippon Steel Trading	4,000	10
Nippon Telegraph & Telephone	165	785
Nisca	400	3
Nissan Shatai	26,000	196
Nisshin Steel	34,000	113
Resona Holdings	194	312
Ricoh Leasing	100	2
San-A	2,600	69
Santen Pharmaceutical	110	3
Segami Medics	1,700	32
Shinsho	6,000	17
Shinwa Kaiun Kaisha	6,000	35
Sumikin Bussan	6,000	20
Sumitomo Pipe & Tube	11,000	78
Takara Leben	300	2
Tokyo Electron	54	3
Toyo Kohan	3,000	12
Toyota Auto Body	900	14
Toyota Boshoku	11	—
Victor Co Of Japan*	1,000	2
Watabe Wedding	2,900	34
Yamada Denki	2,150	230
Yamato Kogyo	4,200	159
Yamazen	3,000	12
Yaoko	1,500	40
Total Japan		13,836
Luxembourg — 0.1%		
Millicom International Cellular*	1,700	180
Total Luxembourg		180
Netherlands — 6.5%		
Aegon	9,495	142
ASML Holding	2,933	77
Gamma Holding	64	4
Heineken	10,103	568
Hunter Douglas	6,449	419
ING Groep	79,325	2,585
Nutreco Holding	119	8
OCE	12,880	259
Royal Dutch Shell, Cl A	90,201	3,226
Royal KPN	1,216	22
TNT	52	2
Unilever	708	23
Total Netherlands		7,335

Description	Shares	Value (000)
New Zealand — 0.5%		
Air New Zealand	365,993	$ 527
Contact Energy	8,411	51
New Zealand Refining	4,754	28
Sky Network Television	210	1
Telecom Corp of New Zealand	990	3
Total New Zealand		610
Norway — 0.4%		
Acta Holding	8,800	35
Belships ASA	144	1
Cermaq	3,400	35
Norsk Hydro	35,050	420
Total Norway		491
Singapore — 1.3%		
DBS Group Holdings	15,000	187
Hotel Grand Central	16,000	10
Jardine Cycle & Carriage	48,526	678
Neptune Orient Lines	93,000	216
Rotary Engineering	267,000	163
SembCorp Industries	17,000	56
Singapore Petroleum	19,000	85
Swiber Holdings*	29,000	48
Total Singpore		1,443
Russia — 0.2%		
NovaTek GDR	4,100	274
Total Russia		274
Spain — 0.9%		
Banco Bilbao Vizcaya	1,807	38
Banco Santander	14,012	246
Construcciones y Auxiliar de F	38	14
Iberdrola	17,900	273
Iberdrola Renovables*	15,300	123
Repsol YPF	1,372	44
Telefonica	10,600	310
Total Spain		1,048
Sweden — 0.9%		
Boss Media	13,500	32
Electrolux	40,243	633
JM AB	10,484	200
Kinnevik Investment, Cl B	5,100	102
Peab AB	1,000	9
Total Sweden		976

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2008 (UNAUDITED)

Description	Shares	Value (000)
Switzerland — 3.7%		
Bell Holding	28	$ 47
Georg Fischer	91	40
Julius Baer Holding	3,600	253
Nestle	930	416
Roche Holding	2,320	421
Swatch Group	896	242
Syngenta	820	216
Walter Meier	49	9
Zurich Financial Services	8,934	2,558
Total Switzerland		4,202
United Kingdom — 8.6%		
3i Group	25,469	477
Amec	1,867	26
AstraZeneca	33,775	1,418
Aviva	1,542	19
Barclays	31,100	294
BHP Billiton	5,900	178
BP	500	5
British American Tobacco	1,922	69
BT Group	484,062	2,515
Cadbury Schweppes	32,800	363
Character Group	2,728	5
Colliers CRE	3,314	4
CSR*	8,904	94
De La Rue	4,838	88
Fiberweb	822	1
HSBC Holdings	202	3
IG Group Holdings	7,505	55
Imperial Tobacco Group	4,481	219
Inchcape	10,896	81
International Power	5,857	47
Kazakhmys	6,110	149
Lavendon Group	2,044	13
Lloyds TSB Group	200	2
Lonmin	3,250	189
Man Group	11,500	127
Micro Focus International	3,953	18
Mondi	21,548	166
National Express Group	6,600	156
NETeller*	15,599	20
Prudential	15,100	194
Reckitt Benckiser Group	2,882	150
Renew Holdings	3,467	7
Rio Tinto	3,950	395

Description	Shares	Value (000)
United Kingdom — continued		
Royal Bank of Scotland Group	91,707	$ 707
Royal Dutch Shell, Cl B	8,162	284
Scottish & Southern Energy	3,800	116
Sportingbet	16,132	14
Standard Chartered	6,068	204
Tenon Group	7,109	7
Tesco	39,100	327
Thomas Cook Group	16,575	88
Vodafone Group	141,000	493
Total United Kingdom		9,787
Total Foreign Common Stock (Cost $70,747)		70,447
Foreign Preferred Stock — 0.3%		
Germany — 0.3%		
Fresenius	4,750	374
Total Germany		374
Italy — 0.0%		
IFI*	2,156	63
Total Italy		63
Total Foreign Preferred Stock (cost $414)		437
Money Market Fund — 39.9%		
Dreyfus Cash Management Fund, Institutional Class, 4.850% (A)	45,319,642	45,319
Total Money Market Fund ($45,319)		45,319
Total Investments — 102.8% (Cost $117,202)		116,901
Other Assets and Liabilities, Net — (2.8%)		(3,206)
Total Net Assets — 100.0%		$ 113,695

For descriptions of abbreviations and footnotes, please refer to page 60.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL PROVIDENT MID-CAP GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Adviser: Provident Investment Counsel, Inc.

Q. How did the Fund perform relative to its benchmark?

A. For the period since its inception on November 19, 2007 through January 31, 2008, the Old Mutual Provident Mid-Cap Growth Fund's Institutional Class shares posted a (8.50)% return, versus the Russell Midcap Growth® Index, which returned (4.26)% for the same time period.

Top Ten Holdings as of January 31, 2008	
GameStop, Cl A	4.9%
Stericycle	3.8%
Precision Castparts	2.9%
Cummins	2.8%
Celgene	2.8%
Covance	2.8%
Southwestern Energy	2.7%
Burger King Holdings	2.6%
NASDAQ Stock Market	2.5%
LKQ	2.5%
As a % of Total Fund Investments	30.3%

OLD MUTUAL PROVIDENT MID-CAP GROWTH FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Return as of January 31, 2008

	Inception Date	Inception to Date*
Institutional Class	11/19/2007	(8.50)%
Russell Midcap® Growth Index	11/19/2007	(4.26)%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

*Not Annualized

The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund (as reported in the November 19, 2007 prospectus) are 1.43% and 1.15%; respectively. Expenses are based on estimated amounts.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Institutional Class shares on the inception date of 11/19/07 to an investment made in an unmanaged securities index on that date. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2008 — % of Total Fund Investments



Description	Shares	Value (000)
Common Stock — 98.7%		
Advertising Sales — 2.0%		
Focus Media Holding ADR*	10,970	$ 527
Total Advertising Sales		527
Agricultural Chemicals — 2.2%		
CF Industries Holdings	5,390	576
Total Agricultural Chemicals		576
Casino Services — 2.1%		
International Game Technology	13,095	559
Total Casino Services		559
Cellular Telecommunications — 1.0%		
NII Holdings*	6,285	268
Total Cellular Telecommunications		268
Coal — 2.0%		
Peabody Energy	9,705	524
Total Coal		524
Computer Aided Design — 2.1%		
Ansys*	16,360	571
Total Computer Aided Design		571
Diagnostic Equipment — 1.6%		
Gen-Probe*	7,688	439
Total Diagnostic Equipment		439
Diagnostic Kits — 0.9%		
Idexx Laboratories*	4,500	254
Total Diagnostic Kits		254
Distribution/Wholesale — 2.6%		
LKQ*	38,160	683
Total Distribution/Wholesale		683
Drug Delivery Systems — 2.2%		
Hospira*	14,540	598
Total Drug Delivery Systems		598
E-Commerce/Services — 1.1%		
Ctrip.com International ADR	6,390	292
Total E-Commerce/Services		292
Electronic Components-Semiconductors — 2.3%		
NVIDIA*	25,330	623
Total Electronic Components-Semiconductors		623

Description	Shares	Value (000)
Energy-Alternate Sources — 0.7%		
Sunpower, Cl A*	2,785	$ 192
Total Energy-Alternate Sources		192
Engineering/R&D Services — 1.0%		
Fluor	2,175	265
Total Engineering/R&D Services		265
Engines-Internal Combustion — 2.9%		
Cummins	15,910	768
Total Engines-Internal Combustion		768
Entertainment Software — 1.8%		
Activision*	18,473	478
Total Entertainment Software		478
Finance-Investment Banker/Broker — 1.0%		
Lazard, Cl A	7,000	277
Total Finance-Investment Banker/Broker		277
Finance-Other Services — 5.1%		
IntercontinentalExchange*	4,800	672
NASDAQ Stock Market*	14,765	683
Total Finance-Other Services		1,355
Hazardous Waste Disposal — 3.8%		
Stericycle*	17,320	1,026
Total Hazardous Waste Disposal		1,026
Human Resources — 0.9%		
Monster Worldwide*	8,695	242
Total Human Resources		242
Internet Content-Information/News — 1.1%		
Baidu.com ADR*	1,035	290
Total Internet Content-Information/News		290
Investment Management/Advisory Services — 2.1%		
T Rowe Price Group	11,345	574
Total Investment Management/Advisory Services		574
Machinery-General Industry — 3.0%		
Manitowoc	7,185	274
Wabtec	15,450	531
Total Machinery-General Industry		805

Old Mutual Provident Mid-Cap Growth Fund — concluded

Schedule of Investments

As of January 31, 2008 (Unaudited)

Description	Shares	Value (000)
Medical Labs & Testing Services — 2.8%		
Covance*	9,120	$ 758
Total Medical Labs & Testing Services		758
Medical-Biomedical/Genetic — 2.8%		
Celgene*	13,550	760
Total Medical-Biomedical/Genetic		760
Metal Processors & Fabricators — 2.9%		
Precision Castparts	6,865	781
Total Metal Processors & Fabricators		781
Networking Products — 2.6%		
Foundry Networks*	14,785	204
Juniper Networks*	17,680	480
Total Networking Products		684
Oil & Gas Drilling — 1.9%		
Diamond Offshore Drilling	4,600	520
Total Oil & Gas Drilling		520
Oil Companies-Exploration & Production — 5.7%		
Denbury Resources*	15,600	395
Southwestern Energy*	13,110	733
Ultra Petroleum*	5,985	412
Total Oil Companies-Exploration & Production		1,540
Oil Field Machinery & Equipment — 1.4%		
National Oilwell Varco*	6,255	377
Total Oil Field Machinery & Equipment		377
Recreational Centers — 1.1%		
Life Time Fitness*	6,410	284
Total Recreational Centers		284
Retail-Apparel/Shoe — 3.2%		
Nordstrom	10,900	424
Urban Outfitters*	14,600	423
Total Retail-Apparel/Shoe		847
Retail-Computer Equipment — 5.0%		
GameStop, Cl A*	25,680	1,329
Total Retail-Computer Equipment		1,329
Retail-Restaurants — 2.6%		
Burger King Holdings	26,800	706
Total Retail-Restaurants		706
Retail-Sporting Goods — 2.1%		
Dick's Sporting Goods*	17,140	558
Total Retail-Sporting Goods		558

Description	Shares	Value (000)
Schools — 2.1%		
ITT Educational Services	6,145	$ 561
Total Schools		561
Semiconductor Equipment — 2.2%		
Varian Semiconductor Equipment Associates*	18,500	596
Total Semiconductor Equipment		596
Steel Pipe & Tube — 2.3%		
Valmont Industries	7,475	626
Total Steel Pipe & Tube		626
Steel-Specialty — 1.5%		
Allegheny Technologies	5,665	399
Total Steel-Specialty		399
Telecommunications Services — 1.0%		
Time Warner Telecom, Cl A*	14,650	256
Total Telecommunications Services		256
Transport-Services — 2.3%		
Expeditors International Washington	13,230	626
Total Transport-Services		626
Transport-Truck — 2.1%		
JB Hunt Transport Services	9,000	280
Landstar System	5,700	285
Total Transport-Truck		565
Veterinary Diagnostics — 1.7%		
VCA Antech*	11,545	446
Total Veterinary Diagnostics		446
Web Hosting/Design — 1.5%		
Equinix*	5,260	397
Total Web Hosting/Design		397
Web Portals/ISP — 1.4%		
Sina*	9,245	367
Total Web Portals/ISP		367
Wireless Equipment — 1.0%		
American Tower, Cl A*	7,415	278
Total Wireless Equipment		278
Total Common Stock (Cost $24,553)		**26,447**

Description	Shares	Value (000)
Money Market Fund — 2.4%		
Dreyfus Cash Management Fund, Institutional Class, 4.850% (A)	659,210	$ 659
Total Money Market Fund (Cost $659)		**659**
Total Investments — 101.1% (Cost $25,212)		**27,106**
Other Assets and Liabilities, Net — (1.1%)		**(307)**
Total Net Assets — 100.0%		**$ 26,799**

For descriptions of abbreviations and footnotes please refer to page 60.

The accompanying notes are an integral part of the financial statements.

Notes to Schedule of Investments

* Non-income producing security.

144A — Security exempt from registration under Rule 144a of the securities Act of 1933. This security may be resold in the transactions exempt from registration, normally to qualified institutional buyers. On January 31, 2008, the value of these securities amounted to $3,669 (000), representing 11.2% of the net assets of the Old Mutual Clay Finlay Emerging Markets Fund.

(A) — The rate reported represents the 7-day effective yield as of January 31, 2008.

(C) — Variable rate security - the rate reported represents the rate as of January 31, 2008.

(D) — All or a portion of this security is held as collateral for securities sold short or open written option contracts.

(E) — All or a portion of this security is held as collateral for open futures contracts. The rate reported on the Schedule of Investments represents the effective yield at the time of purchase.

ADR — American Depositary Receipt
AUD — Australian Dollar
CAD — Canadian Dollar
CHF — Swiss Franc
Cl — Class
DKK — Danish Krone
EUR — Euro
GBP — British Pound Sterling
GDR — Global Depositary Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
JPY — Japanese Yen
NOK — Norwegian Krone
R&D — Research and Development
REITs — Real Estate Investment Trusts
SEK — Swedish Krona
Ser — Series

Amounts designated as "—" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

This page is intentionally left blank.

STATEMENTS OF ASSETS & LIABILITIES (000, excluding shares)

AS OF JANUARY 31, 2008 (UNAUDITED)

	Old Mutual Analytic Defensive Equity Fund	Old Mutual Analytic Global Defensive Equity Fund
Assets:		
Investment Securities, at cost	$ 866,398	$ 40,834
Investment Securities, at value	$ 890,203	$ 38,940
Cash	—	—
Cash Collateral for Futures	27,950	—
Foreign Currency (cost $—, $45, $541, $1,436, $—, $649, $471, $—)	—	45
Unrealized Gain on Forward Foreign Currency Contracts	7,097	—
Receivable for Capital Shares Sold	1,207	98
Receivable from Investment Adviser	110	28
Receivable for Investment Securities Sold	13,083	—
Receivable from Dividends and Interest	517	45
Other Assets	41	15
Total Assets	940,208	39,171
Liabilities:		
Payable for Investment Securities Purchased	3,012	—
Payable for Capital Shares Redeemed	5,988	218
Variation Margin on Futures Contracts	5,594	82
Written Option Contracts, at value		
(Proceeds received of $20,322, $1,033, $—, $—, $—, $—, $—, $—)	38,419	1,665
Securities Sold Short, at value		
(Proceeds received of $152,044, $6,372, $—, $—, $—, $—, $—, $—)	137,735	5,937
Unrealized Loss on Forward Foreign Currency Contracts	14,696	—
Payable for Administration Fees	52	2
Payable for Distribution Fees	70	4
Income Distribution Payable	—	—
Payable for Management Fees	1,072	46
Payable to Custodian	6,383	375
Payable to Custodian for Foreign Currency	636	—
Payable for Trustees' Fees	32	1
Accrued Expenses	696	80
Total Liabilities	214,385	8,410
Net Assets	$ 725,823	$ 30,761
Net Assets:		
Paid-in Capital ($0.001 par value, unlimited authorization)	$ 799,891	$ 37,941
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	(3,948)	(332)
Accumulated Net Realized Gain (Loss) on Investments	(74,397)	(4,064)
Net Unrealized Appreciation or Depreciation on Investments, Securities Sold Short, Futures, Written Options and Foreign Currency Transactions	4,277	(2,784)
Net Assets	$ 725,823	$ 30,761
Net Assets – Class A	$ 393,084	$ 12,591
Net Assets – Class C	228,715	15,223
Net Assets – Class Z	74,975	470
Net Assets – Institutional Class	29,049	2,477
Outstanding Shares of Beneficial Interest – Class A	32,464,719	1,340,166
Outstanding Shares of Beneficial Interest – Class C	19,291,536	1,645,767
Outstanding Shares of Beneficial Interest – Class Z	6,164,204	49,770
Outstanding Shares of Beneficial Interest – Institutional Class	2,386,628	261,244
Net Asset Value and Redemption Price Per Share - Class A^	$ 12.11	$ 9.40
Maximum Offering Price Per Share – Class A (Net Asset Value/94.25%)	$ 12.85	$ 9.97
Net Asset Value and Offering Price Per Share – Class C†^	$ 11.86	$ 9.25
Net Asset Value, Offering and Redemption Price Per Share – Class Z^	$ 12.16	$ 9.44
Net Asset Value, Offering and Redemption Price Per Share – Institutional Class^	$ 12.17	$ 9.48

Amounts designated as "—" are either $0 or have been rounded to $0

† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's Prospectus.

^ Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.

N/A — Not Applicable

The accompanying notes are an integral part of the financial statements.

	Old Mutual Clay Finlay China Fund	Old Mutual Clay Finlay Emerging Markets Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Bond Fund	Old Mutual International Equity Fund	Old Mutual Provident Mid-Cap Growth Fund
	$ 58,918	$ 32,424	$ 70,044	$ 24,958	$ 117,202	$ 25,212
	$ 63,219	$ 32,681	$ 71,891	$ 26,076	$ 116,901	$ 27,106
	—	—	—	349	—	—
	—	—	—	—	—	—
	546	1,446	—	660	471	—
	—	—	—	936	—	—
	130	41	773	—	53	—
	23	14	14	1	29	8
	3,309	442	1,393	144	1,020	1,862
	8	71	7	401	180	2
	11	9	22	—	10	—
	67,246	34,704	74,100	28,567	118,664	28,978
	2,639	466	1,316	465	1,539	1,990
	65	1	112	—	55	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	909	—	—
	5	3	5	2	9	2
	4	—	2	—	—	—
	—	—	—	63	—	—
	95	40	63	16	101	22
	—	1,371	5	—	3,220	156
	3	1	4	1	1	1
	73	23	77	11	44	8
	2,884	1,905	1,584	1,467	4,969	2,179
	$ 64,362	$ 32,799	$ 72,516	$ 27,100	$ 113,695	$ 26,799
	$ 60,194	$ 33,505	$ 66,336	$ 24,190	$ 116,587	$ 24,883
	(317)	(38)	(501)	4	(59)	(51)
	179	(934)	4,834	1,740	(2,531)	73
	4,306	266	1,847	1,166	(302)	1,894
	$ 64,362	$ 32,799	$ 72,516	$ 27,100	$ 113,695	$ 26,799
	$ 23,498	$ 4,805	$ 39,665	N/A	$ 2,476	N/A
	13,352	1,922	895	N/A	2,414	N/A
	6,319	2,147	4,392	N/A	1,250	N/A
	21,193	23,925	27,564	$ 27,100	107,555	$ 26,799
	1,348,386	313,676	3,621,942	N/A	208,000	N/A
	779,510	127,429	83,905	N/A	206,155	N/A
	359,646	139,335	398,814	N/A	104,327	N/A
	1,197,545	1,535,696	2,489,280	2,634,352	8,933,285	2,929,558
	$ 17.43	$ 15.32	$ 10.95	N/A	$ 11.90	N/A
	$ 18.49	$ 16.25	$ 11.62	N/A	$ 12.63	N/A
	$ 17.13	$ 15.08	$ 10.67	N/A	$ 11.71	N/A
	$ 17.57	$ 15.41	$ 11.01	N/A	$ 11.98	N/A
	$ 17.70	$ 15.58	$ 11.07	$ 10.29	$ 12.04	$ 9.15

STATEMENTS OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2008 (UNAUDITED)

	Old Mutual Analytic Defensive Equity Fund	Old Mutual Analytic Global Defensive Equity Fund
Investment Income:		
Dividends	$ 7,980	$ 381
Interest	2,826	136
Other	—	21
Less: Foreign Taxes Withheld	—	(16)
Total Investment Income	10,806	522
Expenses:		
Management Fees	4,596	229
Administration Fees	446	19
Trustees' Fees	66	3
Custodian Fees	56	52
Professional Fees	129	14
Registration and SEC Fees	60	18
Printing Fees	111	3
Transfer Agent Fees	716	42
Website Fees	56	1
Offering Costs	—	—
Distribution Fees:		
Class A Service Fees	658	23
Class C Service Fees	380	23
Class C Distribution (12b-1 Fees)	1,140	69
Dividend Expense on Securities Sold Short	1,384	78
Interest Expense	530	60
Other Expenses	38	18
Total Expenses	10,366	652
Less:		
Expense Reduction [1]	(26)	(1)
Waiver of Management Fees	(1,515)	(64)
Net Expenses	8,825	587
Net Investment Income (Loss)	1,981	(65)
Net Increase from Payment by Affiliate[3]	—	—
Net Realized Gain (Loss) from Investment Transactions (including securities sold short)	1,694	(1,704)
Net Realized Gain (Loss) on Futures Contracts	(49,688)	(2,839)
Net Realized Gain (Loss) on Written Option Contracts	36,236	1,058
Net Realized Gain (Loss) on Foreign Currency Transactions	(26,012)	(82)
Net Change in Unrealized Appreciation (Depreciation) on Investments (including securities sold short)	(39,922)	(1,066)
Net Change in Unrealized Appreciation (Depreciation) on Futures Contracts	5,778	(81)
Net Change in Unrealized Depreciation on Written Option Contracts	(22,954)	(985)
Net Change in Unrealized Appreciation (Depreciation) on Forward Foreign Currency Contracts and Foreign Currency Transactions	(13,501)	—
Net Realized and Unrealized Gain (Loss) on Investments	(108,369)	(5,699)
Increase (Decrease) in Net Assets Resulting from Operations	$ (106,388)	$ (5,764)

Amounts designated as "—" are either $0 or have been rounded to $0

* The Old Mutual International Bond Fund and Old Mutual Provident Mid-Cap Growth Fund commenced operations on November 19, 2007.

[1] All expense reductions are for transfer agent expenses. See Note 2.

[2] Includes $10,199 of net realized gains resulting from a redemption in kind for Old Mutual Copper Rock Emerging Growth Fund.

[3] See Note 2.

The accompanying notes are an integral part of the financial statements.

Old Mutual Clay Finlay China Fund	Old Mutual Clay Finlay Emerging Markets Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Bond Fund*	Old Mutual International Equity Fund	Old Mutual Provident Mid-Cap Growth Fund*
$ 482	$ 157	$ 158	$ 20	$ 476	$ 16
21	14	—	213	—	—
—	—	—	1	—	—
—	(13)	—	(3)	(39)	—
503	158	158	231	437	16
539	131	432	32	298	56
39	11	47	5	29	6
5	1	7	1	2	1
27	13	8	—	26	—
17	4	23	3	8	3
19	16	20	1	16	—
9	2	12	—	1	—
71	29	81	2	24	2
5	1	6	—	1	—
—	—	—	6	—	6
38	6	52	—	3	—
22	2	1	—	3	—
66	7	3	—	8	—
—	—	—	—	—	—
—	—	—	—	—	—
14	13	9	2	16	1
871	236	701	52	435	75
(2)	(1)	(3)	—	(1)	—
(57)	(46)	(39)	(2)	(72)	(8)
812	189	659	50	362	67
(309)	(31)	(501)	181	75	(51)
—	6	—	—	—	—
5,198	(923)	6,898[2]	656	(2,537)	73
—	—	—	—	—	—
—	—	—	—	—	—
(10)	(17)	—	1,084	19	—
(9,070)	(1,553)	(8,172)	1,118	(1,691)	1,894
—	—	—	—	—	—
—	—	—	—	—	—
5	10	—	48	(1)	—
(3,877)	(2,477)	(1,274)	2,906	(4,210)	1,967
$ (4,186)	$ (2,508)	$ (1,775)	$3,087	$ (4,135)	$ 1,916

Statements of Changes in Net Assets (000)

	Old Mutual Analytic Defensive Equity Fund		Old Mutual Analytic Global Defensive Equity Fund	
	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07
Investment Activities:				
Net Investment Income (Loss)	$ 1,981	$ 3,121	$ (65)	$ 67
Net Increase from Payment by Affiliates[3]	—	—	—	—
Net Realized Gain (Loss) from Investments (including Securities Sold Short), Written Option Contracts, Futures Contracts and Foreign Currency Transactions	(37,770)	15,709	(3,567)	829
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short), Written Option Contracts, Futures Contracts and Foreign Currency Transactions	(70,599)	47,786	(2,132)	(661)
Net Increase (Decrease) in Net Assets Resulting from Operations	(106,388)	66,616	(5,764)	235
Dividends and Distributions to Shareholders From:				
Net Investment Income:				
Class A	(6,464)	(538)	(107)	(4)
Class C	(4,772)	(13)	(179)	(1)
Class Z	(1,127)	(317)	(3)	—
Institutional Class	(332)	(19)	(13)	(9)
Net Realized Gain from Investment Transactions:				
Class A	(24,205)	—	(567)	—
Class C	(14,546)	—	(668)	—
Class Z	(4,676)	—	(19)	—
Institutional Class	(1,345)	—	(99)	—
Total Dividends and Distributions	(57,467)	(887)	(1,655)	(14)
Capital Share Transactions:				
Class A				
Shares Issued	99,319	389,014	8,775	24,960
Shares Issued upon Reinvestment of Distributions	22,563	340	280	4
Redemption Fees	—	25	—	—
Shares Redeemed	(248,471)	(109,542)	(17,531)	(713)
Total Class A Capital Share Transactions	(126,589)	279,837	(8,476)	24,251
Class C				
Shares Issued	38,830	166,681	3,889	19,429
Shares Issued upon Reinvestment of Distributions	6,844	3	363	1
Redemption Fees	—	1	—	—
Shares Redeemed	(104,502)	(49,204)	(4,681)	(379)
Total Class C Capital Share Transactions	58,828	117,481	(429)	19,051
Class Z				
Shares Issued	9,239	18,925	26	529
Shares Issued upon Reinvestment of Distributions	5,672	310	22	—
Shares Redeemed	(53,719)	(41,544)	(9)	(6)
Total Class Z Capital Share Transactions	(38,808)	(22,309)	39	523
Institutional Class				
Shares Issued	5,204	28,811	—	—
Shares Issued upon Reinvestment of Distributions	1,673	19	112	9
Shares Redeemed	(7,527)	(504)	—	—
Total Institutional Class Capital Share Transactions	(650)	28,326	112	9
Increase (Decrease) in Net Assets Derived from Capital Shares Transactions	(224,875)	403,335	(8,754)	43,834
Total Increase (Decrease) in Net Assets	(388,730)	469,064	(16,173)	44,055
Net Assets:				
Beginning of Period	1,114,553	645,489	46,934	2,879
End of Period	$ 725,823	$ 1,114,553	$ 30,761	$ 46,934
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ (3,948)	$ 6,766	$ (332)	$ 35

*Inception date of the Fund.

Amounts designated as "—" are either $0 or have been rounded to $0

[1] During the semi-annual period ended January 31, 2008, the Old Mutual Copper Rock Emerging Growth Fund disbursed to a redeeming shareholder portfolio securities and cash valued at $50,289 on the date of redemption.

[2] During the semi-annual period ended January 31, 2008, the Old Mutual Clay Finlay Emerging Markets Fund, Old Mutual International Bond Fund, Old Mutual International Equity Fund and Old Mutual Provident Mid-Cap Growth Fund received from new shareholders portfolio securities and cash valued at $25,759, $22,766, $95,441 and $25,276, respectively, on the date of the subscription.

[3] See Note 2.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Clay Finlay China Fund		Old Mutual Clay Finlay Emerging Markets Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Bond Fund	Old Mutual International Equity Fund		Old Mutual Provident Mid-Cap Growth Fund
	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	11/19/07* to 1/31/08 (Unaudited)	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	11/19/07* to 1/31/08 (Unaudited)
	$ (309)	$ 214	$ (31)	$ 5	$ (501)	$ (923)	$ 181	$ 75	$ 105	$ (51)
	—		6	—						
	5,188	10,964	(940)	838	6,898	8,924	1,740	(2,518)	687	73
	(9,065)	12,164	(1,543)	1,697	(8,172)	10,295	1,166	(1,692)	1,127	1,894
	(4,186)	23,342	(2,508)	2,540	(1,775)	18,296	3,087	(4,135)	1,919	1,916
	(45)	(63)	—	(1)	—	—	—	(7)	(4)	—
	(78)	(7)	—	—	—	—	—	(13)	(3)	—
	(3)	(1)	—	—	—	—	—	(2)	—	—
	—	(63)	—	(4)	—	—	(177)	(173)	(54)	—
	(5,841)	(494)	(110)	(49)	(2,997)	—	—	(18)	(14)	—
	(3,380)	(127)	(44)	(17)	(75)	—	—	(16)	(12)	—
	(1,497)	(8)	(49)	—	(169)	—	—	(8)	—	—
	(4,804)	(353)	(613)	(107)	(2,077)	—	—	(661)	(174)	—
	(15,648)	(1,116)	(816)	(178)	(5,318)	—	(177)	(898)	(261)	—
	10,091	30,813	1,872	4,632	17,322	19,141	—	1,961	1,984	—
	4,289	380	72	26	1,884	—	—	17	18	—
	—	—	—	—	—	1	—	—	—	—
	(9,597)	(16,962)	(1,411)	(1,372)	(7,777)	(9,888)	—	(1,265)	(273)	—
	4,783	14,231	533	3,286	11,429	9,254	—	713	1,729	—
	5,948	14,603	679	1,356	589	270	—	1,860	1,252	—
	1,736	86	27	13	45	—	—	11	9	—
	—	2	—	—	—	—	—	—	—	—
	(5,599)	(3,634)	(280)	(91)	(55)	(226)	—	(379)	(130)	—
	2,085	11,057	426	1,278	579	44	—	1,492	1,131	—
	7,181	4,818	1,939	942	4,921	521	—	556	1,004	—
	1,466	7	47	—	169	—	—	10	—	—
	(3,233)	(1,709)	(706)	(3)	(506)	—	—	(143)	(20)	—
	5,414	3,116	1,280	939	4,584	521	—	423	984	—
	22	165	25,841[2]	7	18,871	20,324	24,930[2]	102,841[2]	2,818	26,119[2]
	4,803	416	613	111	2,077	—	177	814	228	—
	(64)	(29)	(3,764)	—	(61,555)[1]	(15,765)	(917)	(1,963)	(52)	(1,236)
	4,761	552	22,690	118	(40,607)	4,559	24,190	101,692	2,994	24,883
	17,043	28,956	24,929	5,621	(24,015)	14,378	24,190	104,320	6,838	24,883
	(2,791)	51,182	21,605	7,983	(31,108)	32,674	27,100	99,287	8,496	26,799
	67,153	15,971	11,194	3,211	103,624	70,950	—	14,408	5,912	—
	$ 64,362	$ 67,153	$ 32,799	$ 11,194	$ 72,516	$ 103,624	$ 27,100	$ 113,695	$ 14,408	$26,799
	$ (317)	$ 118	$ (38)	$ (7)	$ (501)	$ —	$ 4	$ (59)	$ 61	$ (51)

Financial Highlights

For a Share Outstanding Throughout Each Year or Period Ended July 31, (Unless Otherwise Noted) and for the Six-Month Period Ended January 31, 2008 (Unaudited)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND[(1)]															
Class A															
2008	$14.51	$ 0.04	$(1.56)	$ —	$(1.52)	$ (0.18)	$ (0.70)	$ (0.88)	$12.11	(10.91)%	$393,084	1.64%[5]	1.99%	0.60%	89.77%
2007	13.21	0.08	1.24	—	1.32	(0.02)	—	(0.02)	14.51	9.99%	607,810	1.54%[5]	1.96%	0.55%	183.98%
2006[4]	12.84	0.05	0.32#	—	0.37	—	—	—	13.21	2.88%#	295,095	1.51%[5]	2.18%	0.57%	59.61%
2005[2]	12.30	0.05	1.09	—	1.14	(0.27)	(0.33)	(0.60)	12.84	9.27%	129,960	1.98%[5]	2.06%	0.64%	81.00%
Class C															
2008	$14.32	$(0.01)	$(1.53)	$ —	$(1.54)	$ (0.22)	$ (0.70)	$ (0.92)	$11.86	(11.21)%	$228,715	2.37%[5]	2.66%	(0.13)%	89.77%
2007	13.11	(0.03)	1.24	—	1.21	—	—	—	14.32	9.24%	340,569	2.29%[5]	2.67%	(0.19)%	183.98%
2006[4]	12.81	(0.01)	0.31#	—	0.30	—	—	—	13.11	2.34%#	202,766	2.26%[5]	2.86%	(0.17)%	59.61%
2005[2]	12.30	(0.01)	1.09	—	1.08	(0.24)	(0.33)	(0.57)	12.81	8.78%	86,752	2.61%[5]	2.68%	(0.09)%	81.00%
Class Z[(3)]															
2008	$14.54	$ 0.06	$(1.57)	$ —	$(1.51)	$ (0.17)	$ (0.70)	$ (0.87)	$12.16	(10.77)%	$ 74,975	1.35%[5]	1.65%	0.90%	89.77%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	(0.03)	14.54	10.33%	130,928	1.29%[5]	1.66%	0.84%	183.98%
2006[4]	12.82	0.06	0.33#	—	0.39	—	—	—	13.21	3.04%#	140,795	1.26%[5]	1.82%	0.72%	59.61%
2005	11.66	0.10	1.69	—	1.79	(0.30)	(0.33)	(0.63)	12.82	15.36%	227,265	1.36%[5]	1.44%	0.78%	81.00%
2004	11.10	0.09	0.99	—	1.08	(0.19)	(0.33)	(0.52)	11.66	9.87%	57,171	1.17%[5]	1.70%	0.75%	152.00%
2003	9.09	0.08	2.01	—	2.09	(0.08)	—	(0.08)	11.10	23.13%	44,693	1.30%[5]	2.27%	0.79%	241.00%
Institutional Class															
2008	$14.54	$ 0.06	$(1.57)	$ —	$(1.51)	$ (0.16)	$ (0.70)	$ (0.86)	$12.17	(10.79)%	$ 29,049	1.34%[5]	1.57%	0.89%	89.77%
2007	13.21	0.12	1.24	—	1.36	(0.03)	—	(0.03)	14.54	10.34%	35,246	1.24%[5]	1.60%	0.82%	183.98%
2006[4]	12.82	0.08	0.31#	—	0.39	—	—	—	13.21	3.04%#	6,833	1.21%[5]	2.11%	0.97%	59.61%
2005***	13.45	0.01	(0.10)	—	(0.09)	(0.21)	(0.33)	(0.54)	12.82	(0.63)%	2	1.27%[5]	2.12%	1.55%	81.00%
OLD MUTUAL ANALYTIC GLOBAL DEFENSIVE EQUITY FUND^^															
Class A															
2008	$11.36	$ —	$(1.49)	$ —	$(1.49)	$ (0.07)	$ (0.40)	$ (0.47)	$ 9.40	(13.46)%	$ 12,591	2.65%†††	2.91%	0.02%	135.79%
2007	10.05	0.08	1.25	—	1.33	(0.02)	—	(0.02)	11.36	13.27%	24,417	2.55%†††	3.19%	0.68%	173.28%
2006	10.00	(0.02)	0.07	—	0.05	—	—	—	10.05	0.50%	257	2.80%†††	12.44%	(1.19)%	19.97%
Class C															
2008	$11.26	$(0.04)	$(1.47)	$ —	$(1.51)	$ (0.10)	$ (0.40)	$ (0.50)	$ 9.25	(13.80)%	$ 15,223	3.40%†††	3.64%	(0.79)%	135.79%
2007	10.03	(0.02)	1.25	—	1.23	—	—	—	11.26	12.30%	19,136	3.30%†††	4.07%	(0.16)%	173.28%
2006	10.00	(0.03)	0.06	—	0.03	—	—	—	10.03	0.30%	111	3.55%†††	24.73%	(1.87)%	19.97%
Class Z															
2008	$11.38	$ 0.01	$(1.49)	$ —	$(1.48)	$ (0.06)	$ (0.40)	$ (0.46)	$ 9.44	(13.36)%	$ 470	2.38%†††	5.56%	0.22%	135.79%
2007	10.04	0.15	1.21	—	1.36	(0.02)	—	(0.02)	11.38	13.52%	526	2.30%†††	17.92%	1.28%	173.28%
2006	10.00	—	0.04	—	0.04	—	—	—	10.04	0.40%	1	2.55%†††	612.91%	(0.27)%	19.97%
Institutional Class															
2008	$11.40	$ 0.03	$(1.50)	$ —	$(1.47)	$ (0.05)	$ (0.40)	$ (0.45)	$ 9.48	(13.27)%	$ 2,477	2.09%†††	2.94%	0.51%	135.79%
2007	10.05	0.11	1.27	—	1.38	(0.03)	—	(0.03)	11.40	13.79%†	2,855	2.00%†††	3.71%	0.96%	173.28%
2006	10.00	—	0.05	—	0.05	—	—	—	10.05	0.50%	2,510	2.26%†††	6.77%	(0.01)%	19.97%

The accompanying notes are an integral part of the financial statements.

<table>
<thead>
<tr><th></th><th>Net Asset Value Beginning of Period</th><th>Net Investment Income (Loss)*</th><th>Realized and Unrealized Gains (Losses) on Securities*</th><th>Redemption Fees</th><th>Total from Operations</th><th>Dividends from Net Investment Income</th><th>Distributions from Capital Gains</th><th>Total Dividends and Distributions</th><th>Net Asset Value End of Period</th><th>Total Return†</th><th>Net Assets End of Period (000)</th><th>Ratio of Expenses to Average Net Assets††</th><th>Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††</th><th>Ratio of Net Investment Income (Loss) to Average Net Assets††</th><th>Portfolio Turnover Rate†</th></tr>
</thead>
<tbody>
<tr><td colspan="16">OLD MUTUAL CLAY FINLAY CHINA FUND^</td></tr>
<tr><td colspan="16">Class A</td></tr>
<tr><td>2008</td><td>$22.46</td><td>$(0.10)</td><td>$(0.02)</td><td>$ —</td><td>$(0.12)</td><td>$(0.03)</td><td>$(4.88)</td><td>$(4.91)</td><td>$17.43</td><td>(5.09)%</td><td>$ 23,498</td><td>2.07%</td><td>2.19%</td><td>(0.79)%</td><td>88.88%</td></tr>
<tr><td>2007</td><td>13.23</td><td>0.06</td><td>9.59</td><td>—</td><td>9.65</td><td>(0.05)</td><td>(0.37)</td><td>(0.42)</td><td>22.46</td><td>73.81%</td><td>25,976</td><td>2.10%</td><td>2.42%</td><td>0.31%</td><td>193.08%</td></tr>
<tr><td>2006</td><td>10.00</td><td>0.01</td><td>3.22</td><td>—</td><td>3.23</td><td>—</td><td>—</td><td>—</td><td>13.23</td><td>32.30%</td><td>2,532</td><td>2.10%</td><td>6.65%</td><td>0.12%</td><td>50.80%</td></tr>
<tr><td colspan="16">Class C</td></tr>
<tr><td>2008</td><td>$22.26</td><td>$(0.18)</td><td>$ 0.02</td><td>$ —</td><td>$(0.16)</td><td>$(0.09)</td><td>$(4.88)</td><td>$(4.97)</td><td>$17.13</td><td>(5.37)%</td><td>$ 13,352</td><td>2.82%</td><td>2.94%</td><td>(1.53)%</td><td>88.88%</td></tr>
<tr><td>2007</td><td>13.18</td><td>(0.06)</td><td>9.52</td><td>0.01</td><td>9.47</td><td>(0.02)</td><td>(0.37)</td><td>(0.39)</td><td>22.26</td><td>72.67%</td><td>15,497</td><td>2.85%</td><td>3.33%</td><td>(0.33)%</td><td>193.08%</td></tr>
<tr><td>2006</td><td>10.00</td><td>(0.06)</td><td>3.24</td><td>—</td><td>3.18</td><td>—</td><td>—</td><td>—</td><td>13.18</td><td>31.80%</td><td>793</td><td>2.85%</td><td>11.53%</td><td>(0.76)%</td><td>50.80%</td></tr>
<tr><td colspan="16">Class Z</td></tr>
<tr><td>2008</td><td>$22.55</td><td>$(0.09)</td><td>$ —</td><td>$ —</td><td>$(0.09)</td><td>$(0.01)</td><td>$(4.88)</td><td>$(4.89)</td><td>$17.57</td><td>(4.93)%</td><td>$ 6,319</td><td>1.82%</td><td>2.13%</td><td>(0.73)%</td><td>88.88%</td></tr>
<tr><td>2007</td><td>13.25</td><td>0.02</td><td>9.71</td><td>—</td><td>9.73</td><td>(0.06)</td><td>(0.37)</td><td>(0.43)</td><td>22.55</td><td>74.36%</td><td>3,377</td><td>1.85%</td><td>5.59%</td><td>0.12%</td><td>193.08%</td></tr>
<tr><td>2006</td><td>10.00</td><td>(0.03)</td><td>3.28</td><td>—</td><td>3.25</td><td>—</td><td>—</td><td>—</td><td>13.25</td><td>32.50%</td><td>24</td><td>1.85%</td><td>259.40%</td><td>(0.46)%</td><td>50.80%</td></tr>
<tr><td colspan="16">Institutional Class</td></tr>
<tr><td>2008</td><td>$22.65</td><td>$(0.03)</td><td>$(0.04)</td><td>$ —</td><td>$(0.07)</td><td>$ —</td><td>$(4.88)</td><td>$(4.88)</td><td>$17.70</td><td>(4.80)%</td><td>$ 21,193</td><td>1.52%</td><td>1.68%</td><td>(0.24)%</td><td>88.88%</td></tr>
<tr><td>2007</td><td>13.27</td><td>0.19</td><td>9.63</td><td>—</td><td>9.82</td><td>(0.07)</td><td>(0.37)</td><td>(0.44)</td><td>22.65</td><td>74.91%</td><td>22,303</td><td>1.55%</td><td>1.75%</td><td>1.06%</td><td>193.08%</td></tr>
<tr><td>2006</td><td>10.00</td><td>0.08</td><td>3.19</td><td>—</td><td>3.27</td><td>—</td><td>—</td><td>—</td><td>13.27</td><td>32.70%</td><td>12,622</td><td>1.55%</td><td>2.58%</td><td>1.07%</td><td>50.80%</td></tr>
<tr><td colspan="16">OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND^</td></tr>
<tr><td colspan="16">Class A</td></tr>
<tr><td>2008</td><td>$15.74</td><td>$(0.04)</td><td>$(0.01)</td><td>$ —</td><td>$(0.05)</td><td>$ —</td><td>$(0.37)</td><td>$(0.37)</td><td>$15.32</td><td>(0.62)%</td><td>$ 4,805</td><td>2.08%</td><td>2.47%</td><td>(0.47)%</td><td>56.74%</td></tr>
<tr><td>2007</td><td>11.08</td><td>(0.04)</td><td>5.14</td><td>—</td><td>5.10</td><td>(0.01)</td><td>(0.43)</td><td>(0.44)</td><td>15.74</td><td>46.67%</td><td>4,474</td><td>2.10%</td><td>3.08%</td><td>(0.25)%</td><td>97.77%</td></tr>
<tr><td>2006</td><td>10.00</td><td>(0.01)</td><td>1.09</td><td>—</td><td>1.08</td><td>—</td><td>—</td><td>—</td><td>11.08</td><td>10.80%</td><td>346</td><td>2.10%</td><td>21.06%</td><td>(0.22)%</td><td>82.86%</td></tr>
<tr><td colspan="16">Class C</td></tr>
<tr><td>2008</td><td>$15.58</td><td>$(0.10)</td><td>$(0.03)</td><td>$ —</td><td>$(0.13)</td><td>$ —</td><td>$(0.37)</td><td>$(0.37)</td><td>$15.08</td><td>(1.14)%</td><td>$ 1,922</td><td>2.83%</td><td>3.88%</td><td>(1.21)%</td><td>56.74%</td></tr>
<tr><td>2007</td><td>11.04</td><td>(0.14)</td><td>5.12</td><td>—</td><td>4.98</td><td>(0.01)</td><td>(0.43)</td><td>(0.44)</td><td>15.58</td><td>45.70%</td><td>1,588</td><td>2.85%</td><td>6.57%</td><td>(0.98)%</td><td>97.77%</td></tr>
<tr><td>2006</td><td>10.00</td><td>(0.07)</td><td>1.11</td><td>—</td><td>1.04</td><td>—</td><td>—</td><td>—</td><td>11.04</td><td>10.40%</td><td>85</td><td>2.85%</td><td>55.88%</td><td>(1.05)%</td><td>82.86%</td></tr>
<tr><td colspan="16">Class Z</td></tr>
<tr><td>2008</td><td>$15.82</td><td>$(0.03)</td><td>$(0.01)</td><td>$ —</td><td>$(0.04)</td><td>$ —</td><td>$(0.37)</td><td>$(0.37)</td><td>$15.41</td><td>(0.55)%</td><td>$ 2,147</td><td>1.83%</td><td>2.66%</td><td>(0.31)%</td><td>56.74%</td></tr>
<tr><td>2007</td><td>11.10</td><td>0.04</td><td>5.11</td><td>—</td><td>5.15</td><td>—</td><td>(0.43)</td><td>(0.43)</td><td>15.82</td><td>47.04%</td><td>1,013</td><td>1.85%</td><td>12.56%</td><td>0.26%</td><td>97.77%</td></tr>
<tr><td>2006</td><td>10.00</td><td>(0.01)</td><td>1.11</td><td>—</td><td>1.10</td><td>—</td><td>—</td><td>—</td><td>11.10</td><td>11.00%</td><td>1</td><td>1.85%</td><td>1988.70%</td><td>(0.18)%</td><td>82.86%</td></tr>
<tr><td colspan="16">Institutional Class</td></tr>
<tr><td>2008</td><td>$15.93</td><td>$(0.00)</td><td>$ 0.02</td><td>$ —</td><td>$ 0.02</td><td>$ —</td><td>$(0.37)</td><td>$(0.37)</td><td>$15.58</td><td>(0.17)%</td><td>$ 23,925</td><td>1.32%</td><td>1.62%</td><td>(0.06)%</td><td>56.74%</td></tr>
<tr><td>2007</td><td>11.13</td><td>0.07</td><td>5.17</td><td>—</td><td>5.24</td><td>(0.01)</td><td>(0.43)</td><td>(0.44)</td><td>15.93</td><td>47.79%</td><td>4,119</td><td>1.35%</td><td>2.13%</td><td>0.49%</td><td>97.77%</td></tr>
<tr><td>2006</td><td>10.00</td><td>0.02</td><td>1.11</td><td>—</td><td>1.13</td><td>—</td><td>—</td><td>—</td><td>11.13</td><td>11.30%</td><td>2,779</td><td>1.35%</td><td>4.28%</td><td>0.32%</td><td>82.86%</td></tr>
</tbody>
</table>

FINANCIAL HIGHLIGHTS — concluded

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2008 (UNAUDITED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND^^^															
Class A															
2008	$12.90	$(0.09)	$(0.93)#	$ —	$(1.02)	$ —	$(0.93)	$(0.93)	$10.95	(9.01)%#	$ 39,665	1.65%	1.76%	(1.30)%	86.13%
2007	10.52	(0.16)	2.54	—	2.38	—	—	—	12.90	22.62%	35,890	1.55%	1.85%	(1.32)%	169.81%
2006	10.00	(0.13)	0.65	—	0.52	—	—	—	10.52	5.20%	20,814	1.55%	2.97%	(1.15)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	2,500	‡‡	‡‡	‡‡	‡‡
Class C															
2008	$12.70	$(0.14)	$(0.96)#	$ —	$(1.10)	$ —	$(0.93)	$(0.93)	$10.67	(9.40)%#	$ 895	2.42%	5.05%	(2.09)%	86.13%
2007	10.43	(0.24)	2.51	—	2.27	—	—	—	12.70	21.76%	511	2.30%	7.42%	(2.06)%	169.81%
2006	10.00	(0.21)	0.64	—	0.43	—	—	—	10.43	4.30%	384	2.30%	15.96%	(1.89)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	—	‡‡	‡‡	‡‡	‡‡
Class Z***															
2008	$12.97	$(0.07)	$(0.96)#	$ —	$(1.03)	$ —	$(0.93)	$(0.93)	$11.01	(9.04)%#	$ 4,392	1.42%	2.45%	(1.11)%	86.13%
2007	10.55	(0.15)	2.57	—	2.42	—	—	—	12.97	22.94%	557	1.30%	12.38%	(1.12)%	169.81%
2006	10.46	(0.07)	0.16	—	0.09	—	—	—	10.55	0.86%	1	1.30%	787.59%	(0.93)%	282.22%
Institutional Class															
2008	$13.01	$(0.06)	$(0.95)#	$ —	$(1.01)	$ —	$(0.93)	$(0.93)	$11.07	(8.86)%#	$ 27,564	1.14%	1.14%	(0.83)%	86.13%
2007	10.56	(0.10)	2.55	—	2.45	—	—	—	13.01	23.20%	66,666	1.10%	1.21%	(0.86)%	169.81%
2006	10.00	(0.08)	0.64	—	0.56	—	—	—	10.56	5.60%	49,751	1.10%	1.71%	(0.70)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	—	‡‡	‡‡	‡‡	‡‡
OLD MUTUAL INTERNATIONAL BOND FUND[6]															
Institutional Class															
2008	$10.00	$ 0.07	$ 0.29	$ —	$ 0.36	$(0.07)	$ —	$(0.07)	$10.29	3.55%	$ 27,100	0.95%	1.00%	3.45%	195.65%
OLD MUTUAL INTERNATIONAL EQUITY FUND^															
Class A															
2008	$13.51	$ 0.04	$(1.54)	$ —	$(1.50)	$(0.03)	$(0.08)	$(0.11)	$11.90	(11.22)%	$ 2,476	1.67%	2.57%	0.62%	131.38%
2007	10.95	0.14	2.87	—	3.01	(0.10)	(0.35)	(0.45)	13.51	28.02%	2,170	1.70%	4.33%	1.05%	94.78%
2006	10.00	0.18	0.77	—	0.95	—	—	—	10.95	9.50%	251	1.70%	30.10%	2.94%	48.74%
Class C															
2008	$13.36	$(0.02)	$(1.50)	$ —	$(1.52)	$(0.05)	$(0.08)	$(0.13)	$11.71	(11.53)%	$ 2,414	2.41%	3.39%	(0.34)%	131.38%
2007	10.91	0.04	2.86	—	2.90	(0.10)	(0.35)	(0.45)	13.36	27.03%	1,402	2.45%	6.77%	0.29%	94.78%
2006	10.00	0.12	0.79	—	0.91	—	—	—	10.91	9.10%	170	2.45%	39.12%	1.88%	48.74%
Class Z															
2008	$13.57	$ 0.06	$(1.55)	$ —	$(1.49)	$(0.02)	$(0.08)	$(0.10)	$11.98	(11.09)%	$ 1,250	1.42%	3.21%	0.86%	131.38%
2007	10.97	0.19	2.85	—	3.04	(0.09)	(0.35)	(0.44)	13.57	28.23%	1,002	1.45%	13.96%	1.37%	94.78%
2006	10.00	0.10	0.87	—	0.97	—	—	—	10.97	9.70%	1	1.45%	1,776.73%	1.59%	48.74%
Institutional Class															
2008	$13.61	$ 0.02	$(1.49)	$ —	$(1.47)	$(0.02)	$(0.08)	$(0.10)	$12.04	(10.92)%	$107,555	1.14%	1.29%	0.24%	131.38%
2007	10.98	0.17	2.92	—	3.09	(0.11)	(0.35)	(0.46)	13.61	28.65%	9,834	1.20%	1.75%	1.33%	94.78%
2006	10.00	0.12	0.86	—	0.98	—	—	—	10.98	9.80%	5,490	1.20%	2.96%	1.85%	48.74%
OLD MUTUAL PROVIDENT MID-CAP GROWTH FUND[6]															
Institutional Class															
2008	$10.00	$(0.02)	$(0.83)	$ —	$(0.85)	$ —	$ —	$ —	$ 9.15	(8.50)%	$ 26,799	1.15%	1.29%	(0.88)%	21.19%

The accompanying notes are an integral part of the financial statements.

* Per share amounts for the year or period are calculated based on average outstanding shares.
*** Class commenced operations on December 9, 2005.
# Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.
† Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Adviser during the year or period. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.
†† Ratios for periods less than one year have been annualized.
††† Impact of Dividend Expense for Old Mutual Analytic Global Defensive Equity Fund as a ratio to average net assets:

	A	C	Z	Institutional
2008	0.39%	0.39%	0.39%	0.39%
2007	0.46%	0.46%	0.46%	0.46%
2006	0.79%	0.79%	0.79%	0.79%

‡‡ This shareholder data is not being disclosed because the data is not believed to be meaningful due to the short operational history.
ˆ Fund commenced operations December 30, 2005.
ˆˆ Fund commenced operations May 31, 2006.
ˆˆˆ Fund commenced operations July 29, 2005.

(1) On December 9, 2005, the Old Mutual Analytic Defensive Equity Fund (the "Fund") acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund (the "Predecessor Fund"), a series of The Advisors' Inner Circle Fund. The operations of the Fund prior to the acquisition were those of the Predecessor Fund.
(2) Commenced operations March 31, 2005.
(3) The Fund's Class Z is the successor class of the Predecessor Fund's Institutional Class; the Fund's Institutional Class is new.
(4) The Old Mutual Analytic Defensive Equity Fund changed its fiscal year end from December 31 to July 31. 2006 amounts are for the period 1/1/06 to 7/31/06.
(5) Impact of Dividend Expense for Old Mutual Analytic Defensive Equity Fund as a ratio to average net assets:

	A	C	Z	Institutional
2008	0.29%	0.29%	0.28%	0.29%
2007	0.28%	0.28%	0.28%	0.27%
2006	0.34%	0.34%	0.27%	0.39%
2005	0.41%	0.35%	0.24%	n/a
2004	n/a	n/a	0.18%	n/a
2003	n/a	n/a	0.31%	n/a

(6) Fund commenced operations on November 19, 2007.

Amounts designated as "—" are either $0 or have been rounded to $0.

Notes to Financial Statements

1. Organization

Old Mutual Funds I (the "Trust"), organized as a Delaware statutory trust on May 27, 2004, is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust currently offers fifteen series portfolios, of which the following are covered by this Semi-Annual Report - the Old Mutual Analytic Defensive Equity Fund ("Old Mutual Analytic Fund"), the Old Mutual Analytic Global Defensive Equity Fund ("Old Mutual Analytic Global Fund"), the Old Mutual Clay Finlay China Fund, the Old Mutual Clay Finlay Emerging Markets Fund, the Old Mutual International Equity Fund (collectively, the "International Funds"), the Old Mutual International Bond Fund, the Old Mutual Provident Mid-Cap Growth Fund ("Old Mutual Provident Fund") and the Old Mutual Copper Rock Emerging Growth Fund ("Old Mutual Copper Rock Fund") (each, a "Fund" and collectively, the "Funds"). The Trust's series portfolios whose financial statements are presented separately are the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio, the Old Mutual Asset Allocation Growth Portfolio, Old Mutual VA Asset Allocation Conservative Portfolio, the Old Mutual VA Asset Allocation Balanced Portfolio and the Old Mutual VA Asset Allocation Moderate Growth Portfolio. In addition, the Trust has registered three other portfolios, the Old Mutual VA Asset Allocation Growth Portfolio, the Old Mutual Analytic VA Defensive Equity Portfolio and the Old Mutual Analytic VA Global Defensive Equity Portfolio; however, these portfolios are not currently offered for sale. The Old Mutual Analytic Fund commenced operations on July 1, 1978, the International Funds commenced operations on December 30, 2005, the Old Mutual Copper Rock Fund commenced operations on July 29, 2005, the Old Mutual Analytic Global Fund commenced operations on May 31, 2006 and the Old Mutual International Bond Fund and Old Mutual Provident Fund both commenced operations on November 19, 2007.

Shareholders may purchase shares of the Funds (except Old Mutual International Bond Fund and Old Mutual Provident Fund) through four separate classes, Class A, Class C, Class Z and Institutional Class shares. Shareholders may purchase Institutional Class shares of Old Mutual International Bond Fund and Old Mutual Provident Fund. All classes have equal rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund, except for the Old Mutual Clay Finlay China Fund and Old Mutual International Bond Fund, is classified as a diversified management investment company. The Funds' prospectuses provide a description of each Fund's investment objective, policies and investment strategies.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of a Fund, including securities sold short, that are listed on a securities exchange, market or automated quotation system and for which market quotations are readily available, including securities traded over-the-counter ("OTC") (except for securities traded on NASDAQ), are valued at the last quoted sales price on the principal market on which they are traded at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open (the "Valuation Time"), or, if there is no such reported sale at the Valuation Time, at the most recent quoted bid price reported by the exchange or the OTC market. For securities traded on NASDAQ, the NASDAQ Official Closing Price provided by NASDAQ each business day will be used. If such prices are not available, these securities and unlisted securities for which market quotations are not readily available are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board. The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment adviser, Old Mutual Capital, Inc. (the "Adviser"), determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs. The fair value of the foreign security is translated from the local currency into U.S. dollars using current exchange rates.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividend expense on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared and paid at least annually, if available, with the exception of the Old Mutual International Bond Fund. Dividends from net investment income for the Old Mutual International Bond Fund are declared daily and paid monthly. Distributions of net realized capital gains, for each Fund, are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — The Funds may enter into forward foreign currency contracts as hedges against specific transactions, fund positions or anticipated fund positions. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Funds realize gains and losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Funds could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

TBA Purchase Commitments — The Funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Funds may enter into mortgage dollar rolls (principally using TBAs) in which each Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made in respect of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — The Funds may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Funds intend to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. Investors in these securities may not only be subject to this prepayment risk, but also may be exposed to significant market and liquidity risks. Investors in privately backed CMOs may be exposed to significant credit risk resulting from delinquencies or defaults in the loans backing the mortgage pool.

Short Sales — As is consistent with the Old Mutual Analytic Fund's and Old Mutual Analytic Global Fund's investment objectives, the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund may engage in short sales that are "uncovered." Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, a Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan, which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, unlimited in size, will be recognized upon the close of a short sale.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that (i) the amount deposited in the segregated account plus the amount deposited with the broker as collateral will equal the current value of the security sold short; and (ii) the amount deposited in the segregated account plus the amount deposited with the broker as collateral will not be less than the market value of the security at the time the security was sold short, or (b) otherwise cover the Fund's short positions.

Offering Costs — All offering costs incurred with the start up of the Funds are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of January 31, 2008, the Old Mutual International Bond Fund and Old Mutual Provident Fund (since their inception date of November 19, 2007) have accrued offering costs of approximately $6,401 and $6,046, respectively.

Payments by Affiliate — During the six-month period ended January 31,2008, the Old Mutual Clay Finlay Emerging Markets Fund was reimbursed by the sub-adviser for trading errors of $6,062.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent expenses shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the six-month period ended January 31, 2008, there were no material redemption fees earned by the Funds.

NOTES TO FINANCIAL STATEMENTS — continued

3. INVESTMENT ADVISORY FEES, ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a direct, wholly owned subsidiary of OM Group (UK) Limited, which is a direct, wholly owned subsidiary of Old Mutual plc., a London-Exchange listed international financial services firm. The Funds and the Adviser are parties to Investment Advisory Agreements (the "Advisory Agreements"), under which the Adviser is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund, as follows:

	Management Fee	Asset Level
Old Mutual Analytic Defensive Equity Fund	0.950%	N/A
Old Mutual Analytic Global Defensive Equity Fund	1.150%	Less than $1 billion
	1.125%	From $1 billion to $2 billion
	1.100%	From $2 billion to $3 billion
	1.075%	Greater than $3 billion
Old Mutual Clay Finlay China Fund	1.350%	Less than $1 billion
	1.325%	From $1 billion to $2 billion
	1.300%	From $2 billion to $3 billion
	1.275%	Greater than $3 billion
Old Mutual Clay Finlay Emerging Markets Fund	1.150%	Less than $1 billion
	1.125%	From $1 billion to $2 billion
	1.100%	From $2 billion to $3 billion
	1.075%	Greater than $3 billion
Old Mutual Copper Rock Emerging Growth Fund	0.900%	N/A
Old Mutual International Bond Fund	0.600%	Less than $500 Million
	0.575%	$500 Million to less than $1 billion
	0.550%	Greater than $1 billion
Old Mutual International Equity Fund	1.000%	Less than $1 billion
	0.975%	From $1 billion to $2 billion
	0.950%	From $2 billion to $3 billion
	0.925%	Greater than $3 billion
Old Mutual Provident Mid-Cap Growth Fund	0.950%	Less than $500 Million
	0.925%	$500 Million to less than $1 billion
	0.900%	Greater than $1 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Adviser has entered into expense limitation agreements ("Expense Limitation Agreements") pursuant to which the Adviser has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses to a specified percentage of the Funds' average daily net assets through the dates specified below.

The expense limitations are as follows:

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Analytic Defensive Equity Fund	1.55%	2.30%	1.30%	1.25%	December 31, 2008 [1]
Old Mutual Analytic Global Defensive Equity Fund	1.95%	2.70%	1.70%	1.40%	December 31, 2008
Old Mutual Clay Finlay China Fund	1.95%	2.70%	1.70%	1.40%	December 31, 2008 [2]
Old Mutual Clay Finlay Emerging Markets Fund	2.00%	2.75%	1.75%	1.25%	December 31, 2008 [3]
Old Mutual Copper Rock Emerging Growth Fund	1.67%	2.42%	1.42%	1.22%	December 31, 2008
Old Mutual International Bond Fund	n/a	n/a	n/a	0.95%	December 31, 2008
Old Mutual International Equity Fund	1.52%	2.27%	1.27%	1.02%	December 31, 2008 [4]
Old Mutual Provident Mid-Cap Growth Fund	n/a	n/a	n/a	1.15%	December 31, 2008

[1] Prior to December 9, 2007, the expense limitations in place for Class A, Class C, Class Z and Institutional Class shares of the Old Mutual Analytic Defensive Equity Fund were 1.45%, 2.20%, 1.20% and 1.15%, respectively.

[2] Prior to January 1, 2008, the expense limitations in place for Class A, Class C, Class Z and Institutional Class shares of the Old Mutual Clay Finlay China Fund were 2.10%, 2.85%, 1.85% and 1.55%, respectively.

[3] Prior to January 1, 2008, the expense limitations in place for Class A, Class C, Class Z and Institutional Class shares of the Old Mutual Clay Finlay Emerging Markets Fund were 2.10%, 2.85%, 1.85% and 1.35%, respectively.

[4] Prior to January 1, 2008, the expense limitations in place for Class A, Class C, Class Z and Institutional Class shares of the Old Mutual International Equity Fund were 1.70%, 2.45%, 1.45% and 1.20%, respectively.

Reimbursement by the Old Mutual Analytic Fund and Old Mutual Copper Rock Fund of the advisory fees waived and other expenses paid by the Adviser pursuant to the applicable Expense Limitation Agreements that expired on December 8, 2007 and July 31, 2007, respectively, may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Fund to exceed the expense limitation. Consequently, no reimbursement by these Funds will be made unless: (i) the Fund's assets exceed $75 million; (ii) such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed; and (iii) the payment of such reimbursement was approved by the Board. Moreover, to the extent that the Adviser reimburses advisory fees or absorbs operating expenses of a Fund, the Adviser may seek payment of such amounts within two fiscal years after the fiscal year in which fees were reimbursed or absorbed.

Reimbursement by the Funds of the advisory fees waived and other expenses paid by the Adviser pursuant to the current applicable Expense Limitation Agreements may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed. At January 31, 2008, the Adviser may seek reimbursement of previously waived and reimbursed fees as follows (000):

	Expires 2008	Expires 2009	Expires 2010	Expires 2011	Total
Old Mutual Analytic Defensive Equity Fund	$2,069	$3,330	$1,067	$85	$6,551
Old Mutual Analytic Global Defensive Equity Fund	—	23	163	64	250
Old Mutual Clay Finlay China Fund	—	92	148	57	297
Old Mutual Clay Finlay Emerging Markets Fund	—	85	100	47	232
Old Mutual Copper Rock Emerging Growth Fund	229	190	—	39	458
Old Mutual International Bond Fund	—	—	—	2	2
Old Mutual International Equity Fund	—	90	120	72	282
Old Mutual Provident Mid-Cap Growth Fund	—	—	—	8	8

NOTES TO FINANCIAL STATEMENTS — continued

AS OF JANUARY 31, 2008 (UNAUDITED)

Sub-Advisory Agreements — The Trust, on behalf of the Old Mutual International Equity Fund, and the Adviser have entered into a sub-advisory agreement (the "Acadian Sub-Advisory Agreement") with Acadian Asset Management LLC ("Acadian"). Acadian is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement, Acadian is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the Old Mutual International Equity Fund managed by Acadian, which is computed and paid monthly at an annual rate of 0.60%, net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser and net of all breakpoints

The Trust, on behalf of the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund, and the Adviser have entered into sub-advisory agreements (collectively, the "Analytic Sub-Advisory Agreement") with Analytic Investors, LLC ("Analytic"). Analytic is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement, Analytic is entitled to receive from the Adviser a sub-advisory fee, which is computed and paid monthly at an annual rate of 0.70% and 0.80% for the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund, respectively. For the Old Mutual Analytic Global Fund, Analytic is entitled to receive the sub-advisory fee, net of 50% of any breakpoints, waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser.

The Trust, on behalf of the International Funds, and the Adviser have entered into a sub-advisory agreement (the "Clay Finlay Sub-Advisory Agreement") with Clay Finlay Inc. ("Clay Finlay"). Clay Finlay is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Clay Finlay Sub-Advisory Agreement, Clay Finlay is entitled to receive from the Adviser a sub-advisory fee with respect to the average daily net assets of such portion of the International Funds managed by Clay Finlay, which is computed and paid monthly at an annual rate of 1.00%, 0.80% and 0.60% of the Old Mutual Clay Finlay China Fund, Old Mutual Clay Finlay Emerging Markets Fund and Old Mutual International Equity Fund, respectively. For the International Funds, Clay Finlay is entitled to receive the sub-advisory fee net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Adviser and net of all breakpoints.

The Trust, on behalf of the Old Mutual Provident Fund, and the Adviser have entered into a sub-advisory agreement (the "Provident Sub-Advisory Agreement") with Provident Investment Counsel, Inc. ("Provident"). Provident is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Provident Sub-Advisory Agreement, Provident is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%.

The Trust, on behalf of the Old Mutual Copper Rock Fund, and the Adviser have entered into a sub-advisory agreement (the "Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). Copper Rock is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement, Copper Rock is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.60%.

The Trust, on behalf of the Old Mutual International Bond Fund, and the Adviser have entered into a sub-advisory agreement (the "Rogge Sub-Advisory Agreement") with Rogge Global Partners PLC ("Rogge"). Rogge is a majority-owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Rogge Sub-Advisory Agreement, Rogge is entitled to receive from the Adviser a sub-advisory fee which is computed and paid monthly at an annual rate of 0.35%.

The Sub-Advisory Agreements obligate the sub-advisors to: (i) manage the investment operations of the assets managed by the sub-advisor and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-advisor and to determine from time to time what investment and securities will be purchased, retained or sold on behalf of the Fund and what portion of the assets managed by the sub-advisor will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Fund in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectuses or as the Board or the Adviser may direct from time to time, in conformity with federal securities laws.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Adviser, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Bank of New York (the "Sub-Administrator") serves as sub-administrator to the Trust. The Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. Pursuant to a sub-administration and accounting agreement (the "Sub-Administration Agreement") between the Administrator and the Sub-Administrator, the Administrator pays the Sub-Administrator as follows: annual rates, based on the combined average daily gross assets of the funds within the Trust, Old Mutual Funds II and Old Mutual Insurance Series Fund (the "Old Mutual Complex"), of (1) 0.0475% of the first $6 billion, plus (2) 0.04% of the average daily gross assets in excess of $6 billion. For funds within the Old Mutual Complex that are managed as a "fund of funds," these fees apply only at the underlying fund level. In addition, the Administrator pays the Sub-Administrator the following annual fees: (1) $35,000 for each fund managed as a "fund of funds"; and (2) $3,000 per class in excess of three classes for each fund in the Old Mutual Complex. Certain minimum fees apply. The Sub-Administration Agreement provides that the Sub-Administrator will not be liable for any costs, damages, liabilities or claims incurred by the Sub-Administrator except those arising out of the Sub-Administrator's or its delegee's or agent's (if such delegee or agent is a subsidiary of the Sub-Administrator) negligence or willful misconduct or the Sub-Administrator's failure to act in good faith. In no event shall the Sub-Administrator be liable to the Administrator or any third party for special, indirect or consequential damages.

Prior to November 5, 2007, SEI Investments Global Funds Services served as the sub-administrator to the Funds (the "Former Sub-Administrator") pursuant to a sub-administrative services agreement (the "SEI Sub-Administrative Agreement") entered into with the Administrator. Under the SEI Sub-Administrative Agreement, the Administrator paid the Former Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Old Mutual Complex of: (i) 0.0165% of the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.010% of the excess over $20 billion and (B) a fee based on the aggregate number of Funds of the Old Mutual Complex calculated at the sum of between $50,000 and $60,000 per Fund, depending on the total number of funds. The SEI Sub-Administrative Agreement provided that the Former Sub-Administrator would not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the SEI Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Former Sub-Administrator in the performance of its duties.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Adviser, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plan for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plan for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Distributor will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Adviser or sub-advisors may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the period ended January 31, 2008, it retained the following:

	Service Fees		Distribution Fees
	Class A	Class C	Class C
Old Mutual Analytic Defensive Equity Fund	$ —	$148,854	$446,561
Old Mutual Analytic Global Defensive Equity Fund	—	19,672	59,016
Old Mutual Clay Finlay China Fund	1,695	18,640	55,920
Old Mutual Clay Finlay Emerging Markets Fund	331	1,793	5,379
Old Mutual Copper Rock Emerging Growth Fund	2,260	396	1,188
Old Mutual International Equity Fund	180	2,171	6,514

DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund.

Bank of New York serves as the custodian for the Funds. Prior to November 19, 2007, U.S. Bank, N.A. served as the custodian for the Old Mutual Copper Rock Fund and Union Bank of California served as the custodian of the Old Mutual Analytic Fund.

The Funds have entered into a shareholder servicing agreement with the Administrator to provide shareholder support and other shareholder account-related services. The shareholder service fees are reviewed periodically and approved annually by the Board. Shareholder service fees paid to Old Mutual Fund Services for the six-month period ended January 31, 2008 were as follows:

Old Mutual Analytic Defensive Equity Fund	$6,492
Old Mutual Analytic Global Defensive Equity Fund	1,095
Old Mutual Clay Finlay China Fund	4,685
Old Mutual Clay Finlay Emerging Markets Fund	1,004
Old Mutual Copper Rock Emerging Growth Fund	545
Old Mutual International Equity Fund	886

On September 7, 2004, the Board approved an agreement between the Funds and the Administrator to provide shareholder related web development and maintenance services. For its services for the six-month period ended January 31, 2008, Old Mutual Fund Services received a fee of $69,421, which was allocated to each Fund quarterly based on average net assets. Effective December 31, 2007, this agreement was terminated.

Officers and Trustees of the Funds who are or were officers of the Adviser, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Funds I, Old Mutual Funds II and Old Mutual Insurance Series Fund (together, the "Trusts"), on behalf of certain series portfolios of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended January 31, 2008.

5. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Funds, for the six-month period ended January 31, 2008 were as follows:

	Purchases (000)		Sales and Maturities (000)	
	U.S. Government	Other	U.S. Government	Other
Old Mutual Analytic Defensive Equity Fund	$ —	$998,574	$ —	$1,261,798
Old Mutual Analytic Global Defensive Equity Fund	—	63,748	—	69,697
Old Mutual Clay Finlay China Fund	—	68,084	—	66,279
Old Mutual Clay Finlay Emerging Markets Fund	—	14,854	—	12,423
Old Mutual Copper Rock Emerging Growth Fund	—	96,837	—	75,435
Old Mutual International Bond Fund	22,802	27,492	23,288	24,534
Old Mutual International Equity Fund	—	70,662	—	101,736
Old Mutual Provident Mid-Cap Growth Fund	—	6,318	—	6,104

Transactions in option contracts written in the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund for the six-month period ended January 31, 2008, were as follows:

	Old Mutual Analytic Defensive Equity Fund		Old Mutual Analytic Global Defensive Equity Fund	
	Number of Contracts	Premiums	Number of Contracts	Premiums
Outstanding at July 31, 2007	18,250	$ 17,769,953	469	$ 803,443
Options written	144,751	235,470,617	6,731	12,046,397
Options terminated in closing purchasing transactions	(102,742)	(207,925,740)	(4,634)	(10,378,370)
Options expired	(30,024)	(24,993,290)	(1,629)	(1,438,793)
Outstanding at January 31, 2008	30,235	$ 20,321,540	937	$ 1,032,677

Notes to Financial Statements — continued

6. Share Transactions

	Old Mutual Analytic Defensive Equity Fund		Old Mutual Analytic Global Defensive Equity Fund		Old Mutual Clay Finlay China Fund	
	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07
Shares Issued and Redeemed						
Class A						
Shares Issued	7,274	27,227	824	2,187	413	1,876
Shares Issued upon Reinvestment of Distributions	1,707	24	27	—	194	22
Shares Redeemed	(18,393)	(7,714)	(1,661)	(63)	(416)	(933)
Total Class A Share Transactions	(9,412)	19,537	(810)	2,124	191	965
Class C						
Shares Issued	2,895	11,805	372	1,720	246	840
Shares Issued upon Reinvestment of Distributions	538	—	36	—	80	5
Shares Redeemed	(7,926)	(3,482)	(461)	(32)	(242)	(209)
Total Class C Share Transactions	(4,493)	8,323	(53)	1,688	84	636
Class Z						
Shares Issued	665	1,307	2	46	287	240
Shares Issued upon Reinvestment of Distributions	428	22	2	—	66	—
Shares Redeemed	(3,934)	(2,982)	(1)	—	(143)	(93)
Total Class Z Share Transactions	(2,841)	(1,653)	3	46	210	147
Institutional Class						
Shares Issued	395	1,938	—	1	1	11
Shares Issued upon Reinvestment of Distributions	126	1	11	—	215	24
Shares Redeemed	(558)	(34)	—	—	(3)	(1)
Total Institutional Class Share Transactions	(37)	1,905	11	1	213	34
Net Increase in Shares Outstanding	(16,783)	28,112	(849)	3,859	698	1,782

*Inception date of the Fund.

Amounts designated as "—" are either 0 or have been rounded to 0

Old Mutual Clay Finlay Emerging Markets Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Bond Fund	Old Mutual International Equity Fund		Old Mutual Provident Mid-Cap Growth Fund
8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	11/19/07* to 1/31/08 (Unaudited)	8/1/07 to 1/31/08 (Unaudited)	8/1/06 to 7/31/07	11/19/07* to 1/31/08 (Unaudited)
113	344	1,311	1,674	—	145	158	—
4	2	146	—	—	1	1	—
(87)	(93)	(616)	(871)	—	(99)	(21)	—
30	253	841	803	—	47	138	—
41	99	44	22	—	130	98	—
2	1	4	—	—	1	1	—
(17)	(6)	(4)	(19)	—	(30)	(10)	—
26	94	44	3	—	101	89	—
115	64	389	43	—	41	75	—
3	—	13	—	—	1	—	—
(42)	—	(46)	—	—	(11)	(1)	—
76	64	356	43	—	31	74	—
1,468	1	1,408	1,734	2,704	8,298	208	3,052
34	9	159	—	22	60	19	—
(225)	—	(4,201)	(1,322)	(92)	(148)	(4)	(122)
1,277	10	(2,634)	412	2,634	8,210	223	2,930
1,409	421	(1,393)	1,261	2,634	8,389	524	2,930

Notes to Financial Statements — continued

7. Foreign Holdings Risk

Each Fund may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

8. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

The Funds adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes on January 31, 2008. FIN 48 requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing a Fund's tax returns to determine whether these positions meet a "more-likely-than-not" standard that based on the technical merits have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The Funds recognize interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations.

FIN 48 requires management of the Funds to analyze all open tax years, fiscal years 2003 – 2006 as defined by Statute of Limitations, for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the six-month period ended January 31, 2008, the Funds did not have a liability for any unrecognized tax benefits. The Funds have no examination in progress and are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2007, primarily attributable to certain net operating losses, different treatment for gains and losses on paydowns of mortgage- and asset-backed securities for tax purposes, reclassifications of long-term capital gain distributions on Real Estate Investment Trust securities, reclassifications of capital gain distributions investments in Passive Foreign Investment Companies, foreign currency translation and return of capital which, for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Accumulated Net Realized Gain (000)	Increase/(Decrease) Undistributed Net Investment Income (000)
Old Mutual Analytic Defensive Equity Fund	$(4,963)	$4,963
Old Mutual Analytic Global Defensive Equity Fund	10	(10)
Old Mutual Clay Finlay China Fund	19	(19)
Old Mutual Copper Rock Emerging Growth Fund	(923)	923
Old Mutual International Equity Fund	5	(5)

The tax character of dividends and distributions declared during the year or periods ended July 31, 2007 and 2006 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Total (000)
Old Mutual Analytic Defensive Equity Fund			
2007	$ 887	$ —	$ 887
2006	—	—	—
2005*	16,715	3,195	19,910
Old Mutual Analytic Global Defensive Equity Fund			
2007	14	—	14
2006	—	—	—
Old Mutual Clay Finlay China Fund			
2007	1,116	—	1,116
2006	—	—	—
Old Mutual Clay Finlay Emerging Markets Fund			
2007	178	—	178
2006	—	—	—
Old Mutual International Equity Fund			
2007	261	—	261
2006	—	—	—

* Based on previous fiscal year of December 31.

Amounts designated as "—" are either $0 or have been rounded to $0.

The Old Mutual Copper Rock Fund had no distributions during the years ended July 31, 2006 and 2007, respectively.

As of July 31, 2007, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long Term Capital Gain (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Post October Currency Losses (000)	Unrealized Appreciation/ (Depreciation) (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Analytic Defensive Equity Fund	$51,192	$ —	$ —	$(14,394)	$ —	$ 69,503	$(16,514)	$89,787
Old Mutual Analytic Global Defensive Equity Fund	1,331	133	—	—	(46)	(831)	(348)	239
Old Mutual Clay Finlay China Fund	9,125	1,624	—	—	(9)	13,262	—	24,002
Old Mutual Clay Finlay Emerging Markets Fund	636	181	—	—	—	1,809	(8)	2,618
Old Mutual Copper Rock Emerging Growth Fund	1,360	2,115	—	—	—	9,798	—	13,273
Old Mutual International Equity Fund	529	245	—	—	(10)	1,377	—	2,141

Amounts designated as "—" are either $0 or have been rounded to $0.

NOTES TO FINANCIAL STATEMENTS — concluded

AS OF JANUARY 31, 2008 (UNAUDITED)

For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains. During the year ended July 31, 2007, the Analytic Defensive Equity Fund and Copper Rock Emerging Growth Fund utilized $10,377,598 and $100,713 of capital loss carry-forwards to offset net realized capital gains. Post-October losses represent losses realized on investment transactions from November 1, 2006 through July 31, 2007 that, in accordance with Federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short and written option contracts, held by each Fund at January 31, 2008 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (Depreciation) (000)
Old Mutual Analytic Defensive Equity Fund	$866,398	$71,542	$(47,737)	$23,805
Old Mutual Analytic Global Defensive Equity Fund	40,834	982	(2,876)	(1,894)
Old Mutual Clay Finlay China Fund	58,918	8,138	(3,837)	4,301
Old Mutual Clay Finlay Emerging Markets Fund	32,424	2,110	(1,853)	257
Old Mutual Copper Rock Emerging Growth Fund	70,044	7,015	(5,168)	1,847
Old Mutual International Bond Fund	24,958	1,126	(8)	1,118
Old Mutual International Equity Fund	117,202	7,608	(7,909)	(301)
Old Mutual Provident Mid-Cap Growth Fund	25,212	3,583	(1,689)	1,894

9. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, FASB issued *Statement on Financial Accounting Standards* (SFAS) No. 157, *"Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. As of January 31, 2008, the Funds do not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling toll-free at 888.7772.2888; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

Fᴜɴᴅ Exᴘᴇɴsᴇs Exᴀᴍᴘʟᴇ (Unaudited)

Six Month Hypothetical Expense Example January 31, 2008

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended January 31, 2008.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include t client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six- Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's' actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 8/01/07	Ending Account Value 1/31/08	Annualized Expense Ratio	Expenses Paid During the six month period*		Beginning Account Value 8/01/07	Ending Account Value 1/31/08	Annualized Expense Ratio	Expenses Paid During the six month period*
Old Mutual Analytic Defensive Equity Fund — Class A					Old Mutual Analytic Global Defensive Fund — Institutional Class				
Actual Fund Return	$1,000.00	$ 890.90	1.64%	$ 7.80	Actual Fund Return	$1,000.00	$ 867.30	2.09%	$ 9.81
Hypothetical 5% Return	1,000.00	1,000.17	1.64	8.25	Hypothetical 5% Return	1,000.00	1,014.63	2.09	10.59
Old Mutual Analytic Defensive Equity Fund — Class C					Old Mutual Clay Finlay China Fund — Class A				
Actual Fund Return	1,000.00	887.90	2.37	11.25	Actual Fund Return	1,000.00	949.10	2.07	10.14
Hypothetical 5% Return	1,000.00	1,000.13	2.37	11.92	Hypothetical 5% Return	1,000.00	1,000.15	2.07	10.41
Old Mutual Analytic Defensive Equity Fund — Class Z					Old Mutual Clay Finlay China Fund — Class C				
Actual Fund Return	1,000.00	892.30	1.35	6.42	Actual Fund Return	1,000.00	946.30	2.82	13.80
Hypothetical 5% Return	1,000.00	1,018.35	1.35	6.85	Hypothetical 5% Return	1,000.00	1,000.11	2.82	14.18
Old Mutual Analytic Defensive Equity Fund — Institutional Class					Old Mutual Clay Finlay China Fund — Class Z				
Actual Fund Return	1,000.00	892.10	1.34	6.37	Actual Fund Return	1,000.00	950.70	1.82	8.92
Hypothetical 5% Return	1,000.00	1,000.18	1.34	6.74	Hypothetical 5% Return	1,000.00	1,000.16	1.82	9.15
Old Mutual Analytic Global Defensive Fund — Class A					Old Mutual Clay Finlay China Fund — Institutional Class				
Actual Fund Return	1,000.00	865.40	2.65	12.43	Actual Fund Return	1,000.00	952.00	1.52	7.46
Hypothetical 5% Return	1,000.00	1,000.12	2.65	13.32	Hypothetical 5% Return	1,000.00	1,000.17	1.52	7.64
Old Mutual Analytic Global Defensive Fund — Class C					Old Mutual Clay Finlay Emerging Markets Fund — Class A				
Actual Fund Return	1,000.00	862.00	3.40	15.91	Actual Fund Return	1,000.00	993.80	2.08	10.42
Hypothetical 5% Return	1,000.00	1,000.08	3.40	17.09	Hypothetical 5% Return	1,000.00	1,000.15	2.08	10.46
Old Mutual Analytic Global Defensive Fund — Class Z					Old Mutual Clay Finlay Emerging Markets Fund — Class C				
Actual Fund Return	1,000.00	866.40	2.38	11.17	Actual Fund Return	1,000.00	988.60	2.83	14.31
Hypothetical 5% Return	1,000.00	1,000.13	2.38	11.97	Hypothetical 5% Return	1,000.00	1,000.11	2.83	14.42

	Beginning Account Value 8/01/07	Ending Account Value 1/31/08	Annualized Expense Ratio	Expenses Paid During the six month period*
Old Mutual Clay Finlay Emerging Markets Fund — Class Z				
Actual Fund Return	$1,000.00	$ 994.50	1.83%	$9.17
Hypothetical 5% Return	1,000.00	1,000.16	1.83	9.20
Old Mutual Clay Finlay Emerging Markets Fund — Institutional Class				
Actual Fund Return	1,000.00	998.30	1.32	6.76
Hypothetical 5% Return	1,000.00	1,018.50	1.32	6.87
Old Mutual Copper Rock Emerging Growth Fund — Class A				
Actual Fund Return	1,000.00	909.90	1.65	7.92
Hypothetical 5% Return	1,000.00	1,025.05	1.65	8.40
Old Mutual Copper Rock Emerging Growth Fund — Class C				
Actual Fund Return	1,000.00	906.00	2.42	11.65
Hypothetical 5% Return	1,000.00	1,025.01	2.42	12.43
Old Mutual Copper Rock Emerging Growth Fund — Class Z				
Actual Fund Return	1,000.00	909.60	1.42	6.82
Hypothetical 5% Return	1,000.00	1,025.07	1.42	7.23
Old Mutual Copper Rock Emerging Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	911.40	1.14	5.48
Hypothetical 5% Return	1,000.00	1,019.41	1.14	5.79
Old Mutual International Bond Fund — Institutional Class				
Actual Fund Return	1,000.00	1,035.50	0.95	4.86
Hypothetical 5% Return	1,000.00	1,020.36	0.95	4.82

	Beginning Account Value 8/01/07	Ending Account Value 1/31/08	Annualized Expense Ratio	Expenses Paid During the six month period*
Old Mutual International Equity Fund — Class A				
Actual Fund Return	$1,000.00	$ 887.80	1.67%	$7.92
Hypothetical 5% Return	1,000.00	1,025.05	1.67	8.50
Old Mutual International Equity Fund — Class C				
Actual Fund Return	1,000.00	884.70	2.41	11.42
Hypothetical 5% Return	1,000.00	1,025.02	2.41	12.27
Old Mutual International Equity Fund — Class Z				
Actual Fund Return	1,000.00	889.10	1.42	6.74
Hypothetical 5% Return	1,000.00	1,025.07	1.42	7.23
Old Mutual International Equity Fund — Institutional Class				
Actual Fund Return	1,000.00	890.80	1.14	5.42
Hypothetical 5% Return	1,000.00	1,019.41	1.14	5.79
Old Mutual Provident Mid-Cap Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	915.00	1.15	5.56
Hypothetical 5% Return	1,000.00	1019.36	1.15	5.84

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

CONSIDERATIONS OF THE BOARD IN APPROVING INVESTMENT ADVISORY AGREEMENTS AND INVESTMENT SUB-ADVISORY AGREEMENTS (Unaudited)

Summary of Agreements Approved by the Board

On November 29, 2007, the Board of Trustees of Old Mutual Funds I (the "Trust") approved the renewal of the investment advisory agreements between the Trust and Old Mutual Capital, Inc. ("OMCAP") for the provision of advisory services by OMCAP to Old Mutual Analytic Global Defensive Equity Fund (the "Global Defensive Equity Fund"), Old Mutual Clay Finlay China Fund (the "China Fund"), Old Mutual Clay Finlay Emerging Markets Fund (the "Emerging Markets Fund"), and Old Mutual International Equity Fund (the "International Equity Fund") through July 31, 2008. In addition, on November 29, 2007, the Board approved the renewal of the investment sub-advisory agreement between OMCAP and Analytic Investors, LLC ("Analytic") with respect to the Global Defensive Equity Fund, the investment sub-advisory agreement between OMCAP and Clay Finlay Inc. ("Clay Finlay") with respect to the China Fund, Emerging Markets Fund, and International Equity Fund, and the investment sub-advisory agreement between OMCAP and Acadian Asset Management, LLC ("Acadian") with respect to the International Equity Fund through July 31, 2008.

Old Mutual Capital, Inc.

OMCAP was organized in 2004 and is a wholly-owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a wholly-owned subsidiary of OM Group (UK) Limited, which is a wholly-owned subsidiary of Old Mutual plc, a London-exchange-listed international financial services firm. OMCAP has served as investment adviser to the Trust since its inception and is an affiliate of the sub-advisers to the Funds through common ownership by OMUSH.

Acadian Asset Management LLC

Acadian, a Delaware limited liability company located at One Post Office Square, 20th Floor, Boston, Massachusetts 02109, has provided investment management services since 1977. Acadian is a majority-owned subsidiary of OMUSH.

Analytic Investors, LLC

Analytic, a Delaware limited liability company located at 500 South Grand Avenue, 23rd Floor, Los Angeles, California 90071, has provided investment management services since 1970. Analytic is a majority-owned subsidiary of OMUSH.

Clay Finlay Inc.

Clay Finlay, a New York corporation located at 200 Park Avenue, 56th Floor, New York, New York 10166, is a global equity management firm founded in 1982 and headquartered in New York, with offices in London, Tokyo and Hong Kong. Clay Finlay is a wholly-owned subsidiary of OMUSH.

Considerations of the Board

In determining to approve the agreements, the Board requested and received information from various entities, including OMCAP and the sub-advisers, which it believed to be reasonably necessary to reach its conclusion. The Board also received reports prepared by Lipper, Inc. ("Lipper"), a mutual fund statistical service, detailing comparative mutual fund advisory fees, expense levels, and performance rankings. In considering the fairness and reasonableness of the agreements, the Board reviewed numerous factors, with respect to each Fund, including the following:

- the nature of the services to be provided under the agreements;

- the requirements of each Fund for the services provided by OMCAP and the sub-advisers;

- the quality of the services provided, including information contained in the Lipper reports comparing the performance results of the Funds with those of similar types of funds, as well as with those of appropriate market indices, which indicated that the performance of each Fund was competitive;

- the fees payable for the services;

- advisory fee levels compared to other similar investment accounts managed by OMCAP and the sub-advisers;

- the total expenses of each Fund compared to those of each Fund's respective peer group;

- the commitment of OMCAP to cap certain fund expenses through the contractual deferral of advisory fees and/or reimbursement of expenses, and the fact that OMCAP may seek payment of such deferred fees or reimbursement of such absorbed expenses within three fiscal years after the fiscal year in which fees were deferred or expenses were absorbed, subject to the original contractual expense limitation in effect at the time;

- the profitability of OMCAP and the sub-advisers with respect to their relationship with each Fund;

- fall-out benefits received by OMCAP and the sub-advisers, including sources of revenue to OMCAP's affiliates through administration fees and the retention of a portion of the sales charge on Class A shares;

- "soft dollar" benefits, which may enhance the ability of OMCAP or the sub-advisers to obtain proprietary and third-party research and brokerage services through soft dollar trades which, in turn, may inure to the benefit of their other clients;

- portfolio management statistics such as portfolio turnover and brokerage commission expenses;

- OMCAP's role as investment adviser to the Trust, which may add to its prestige and visibility in the investment community and make it more attractive to potential clients;

- the economies of scale available to OMCAP and the sub-advisers and the resulting economies of scale passed on to shareholders;

- the capabilities of OMCAP and the sub-advisers, including personnel resources;

- the financial condition of OMCAP and the sub-advisers, including financial statements and profitability analyses provided by each;

- fees charged by OMCAP to funds other than those of the Trust which are managed by OMCAP;

- current economic and industry trends; and

- the overall balance of shareholder benefits versus OMCAP and sub-adviser benefits.

Current management fees and effective management fees after expense limitations were reviewed in the context of OMCAP's cost of providing services and its profitability. In addition, the Board reviewed the Lipper reports, comparing the Funds' expense ratios, advisory fees, and performance with comparable mutual funds. Similarly, the Board reviewed the cost to each sub-adviser in providing the services and the profitability of each sub-adviser with respect to each Fund. The Board considered revenues and profitability attributed to OMCAP as a result of payment of sub-advisory fees to OMCAP's affiliates.

In connection with the approval of the renewal of the agreements with respect to Global Defensive Equity Fund, the Board considered the fact that the contractual management fees of 1.15% were lower than 5 funds in the Fund's peer group and higher than 4 funds in its peer group. The Board considered the fact that total expenses of 1.955% at net asset value (after waiver or reimbursement) were lower than 3 funds in the Fund's peer group and higher than 6 funds in its peer group. The Board considered the fact that the total return performance for the Fund of 6.48% for the one year period ended September 30, 2007 was better than 1 fund in the Fund's peer group but below 8 funds in its peer group.

In connection with the approval of the renewal of the agreements with respect to China Fund, the Board considered the fact that the contractual management fees of 1.35% were lower than 1 fund in the Fund's peer group and higher than 11 funds in its peer group. The Board also considered the fact that total expenses of 2.095% at net asset value (after waiver or reimbursement) were lower than 6 funds in the Fund's peer group and higher than 6 funds in its peer group. The Board considered the fact that the total return performance for the Fund of 93.61% for the one year period ended September 30, 2007 was better than 4 funds in the Fund's peer group but below 2 funds in its peer group.

In connection with the approval of the renewal of the agreements with respect to Emerging Markets Fund, the Board considered the fact that the contractual management fees of 1.15% were lower than 4 funds in the Fund's peer group and higher than 6 funds in its peer group. The Board considered the fact that total expenses of 2.091% at net asset value (after waiver or reimbursement) were lower than 4 funds in the Fund's peer group and higher than 6 funds in its peer group. The Board considered the fact that the total return performance for the Fund of 50.25% for the one year period ended September 30, 2007 was better than 2 funds in the Fund's peer group but below 5 funds in its peer group.

In connection with the approval of the renewal of the agreements with respect to International Equity Fund, the Board considered the fact that the contractual management fees of 1.00% were lower than 5 funds in the Fund's peer group and higher than 5 funds in its peer group. The Board considered the fact that total expenses of 1.700% at net asset value (after waiver or reimbursement) were lower than 3 funds in the Fund's peer group and higher than 7 funds in its peer group. The Board considered the fact that the total return performance for the Fund of 27.70% for the one year period ended September 30, 2007 was better than 4 funds in the Fund's peer group but below 6 funds in its peer group.

The Board reviewed additional information provided by OMCAP and the sub-advisers. Following discussions concerning this information, and after consulting their independent legal counsel, the Board determined that the agreements were consistent with the best interests of each Fund and shareholders. The Board, including all of the trustees who are not "interested persons" of the Trust, voting separately at meetings held in-person, unanimously approved the agreements on the basis of the foregoing review and discussions. The Board concluded, among other things:

- that the level of fees to be charged to the Funds is comparable to the fees charged by OMCAP to other similar funds it advises, as well as to fees charged by other investment advisers and investment sub-advisers to other funds with similar investment strategies, and is therefore reasonable, considering the quality of the services provided by OMCAP and the sub-advisers;

Considerations of the Board in Approving Investment Advisory Agreements and Investment Sub-Advisory Agreements — concluded (Unaudited)

- that each Fund was reasonably competitive with that of its performance peer group;

- that each sub-adviser is under common control with OMCAP, which allows for greater coordination and monitoring of the nature and quality of sub-advisory services;

- that OMCAP's willingness to voluntarily defer its fees and reimburse expenses to reduce fund expenses indicates a high level of commitment on the part of OMCAP;

- that the profitability of each Fund to OMCAP and each sub-adviser, when positive, was reasonable in light of all the circumstances;

- the agreements contain breakpoints, which will allow shareholders to realize economies of scale as the Funds' assets increase;

- that OMCAP and the sub-advisers are experienced and possess significant experience in managing particular asset classes;

- that OMCAP and the sub-advisers have demonstrated their commitment to provide sufficient staffing resources and capabilities to manage the Funds, including the retention of personnel with relevant investment management experience;

- that OMCAP and the sub-advisers appear to have overall high quality in terms of their personnel, operations, financial condition, investment management capabilities, methodologies and performance;

- that the administrative fees are competitive;

- that the sales charge for Class A shares, of which OMCAP's affiliated broker-dealer retained only a portion, was competitive; and

- that the receipt of research and brokerage services paid through "soft dollar" trades, while limited, would strengthen the investment management resources of OMCAP, which might ultimately benefit the Funds, as well as other funds within the Trust and in the Old Mutual complex.

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FOR MORE INFORMATION

For investors who want more information about Old Mutual Funds I, please contact us at:

By Telephone:

888.772.2888

By Mail:

Old Mutual Funds I
P.O. Box 219534
Kansas City, Missouri 64121-9534

Via the Internet:

oldmutualfunds.com

This semi-annual report is intended for the information of Old Mutual Funds I shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of Old Mutual Funds I, by visiting oldmutualfunds.com or by calling 888.772.2888. Please read the prospectus carefully before investing.

OLD MUTUAL

Funds distributed by Old Mutual Investment Partners

R-08-252 03/2008